As confidentially submitted to the Securities and Exchange Commission on June 10, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EHang Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building C, Yixiang Technology Park

No.72 Nanxiang Second Road, Huangpu District

Guangzhou, 510700

People’s Republic of China

020-29028899

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Will H. Cai, Esq. Charlie Kim, Esq. David Peinsipp, Esq. Cooley LLP c/o Suite 1601, Two ChinaChem Central 26 Des Voeux Road Central Hong Kong +852 3758 1200	Benjamin Su, Esq. Dominik Sklenar, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912 2500

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value US$0.0001 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            ordinary shares.

(2)

Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholder[s]] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Dated             , 2019.

             American Depositary Shares

EHang Holdings Limited

Representing            Ordinary Shares

EHang Holdings Limited is offering              American depositary shares, or ADSs, [and the selling shareholder[s] identified in this prospectus are offering              ADSs]. This is our initial public offering and no public market exists for our ADSs or ordinary shares. [We will not receive any proceeds from the sale of ADSs by the selling shareholder[s].] Each ADS represents              ordinary share, par value US$0.0001 per share.

The ADSs have been approved for listing on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “[EH].”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 14.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us	[Proceeds to Selling Shareholder[s]]
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We [and the selling shareholder[s]] have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2019.

MORGAN STANLEY	CREDIT SUISSE

                    , 2019.

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You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We [and the selling shareholder[s]] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until            , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China and globally.

Our Mission

Our mission is to make safe, autonomous and eco-friendly air mobility accessible to everyone.

Overview

We are an autonomous aerial vehicle technology platform company. We pioneer the future of transportation through our proprietarily developed autonomous aerial vehicles, or AAVs, and related commercial solutions. We believe we are the first in the world to launch passenger-grade AAVs, setting a new milestone in AAV technology.

In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, cost-effective and easy-to-use air mobility solution one step closer to reality when we unveiled our first passenger-grade AAV in 2016. Our AAVs require minimal space for vertical take-off and landing, expanding urban travel to the three-dimensional space. We believe AAV technology will transform the future of transportation, improving lives and creating new industries.

We design, develop, manufacture and sell AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics, smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

Passenger Transportation	Logistics	Smart City Management	Aerial Media

We are the first mover in AAV technology. In January 2016, we unveiled the world’s first passenger-grade AAV, EHang 184, a single-seat model, at CES. In March 2018, we delivered a unit of our dual-seat EHang 216 to a customer. We believe this was the world’s first delivery of a passenger-grade AAV. In addition, we have developed a number of non-passenger-grade AAV models suitable for a variety of industrial and commercial applications.

Unlike manually controlled UAVs, our intelligent AAVs can fly and operate autonomously. Our proprietary in-flight operating systems and on-the-ground infrastructure enable reliable control of a large number of AAVs. The operating systems installed on each AAV consist of an autopilot and flight control system, communication systems, a battery management system and a safety management system. Our on-the-ground infrastructure consists primarily of command-and-control systems, handheld and computer-based control units and AAV charging equipment.

Our strong in-house research and development capabilities underpin our leadership and support our innovation. As of December 31, 2018, our 110-member research and product development team represented approximately half of our total employees. Our research and development efforts are led by our co-founder, chairman and chief executive officer, Mr. Huazhi Hu, one of the pioneers and leaders in the global AAV industry. Our key research and development team includes personnel with strong backgrounds in electrical engineering, aerospace engineering, mechanical engineering, automation, material engineering and software development. As of December 31, 2018, we had 129 patents in China, many of which relate to our core technologies, such as flight control and command-and-control systems.

We strive to design safe, reliable and functional products. At our design and testing center, we have pioneered a multitude of AAV flight tests, including climbing flight tests, high maneuverability tests, speed tests, night flying tests, as well as flight tests in harsh weather conditions. We have conducted over 2,000 passenger-grade AAV flight tests, including in winds of up to 70 km per hour and in fog with a visibility of approximately 50 meters.

Orders, Delivery and Financial Results

As of June 3, 2019, we had delivered ten passenger-grade AAVs for testing, training and demonstration purposes and developed two command-and-control centers for smart city management. As of June 3, 2019, we had unfilled purchase orders for 33 passenger-grade AAVs that we expect to deliver by the end of 2019.

Our revenues increased by 109.8% from RMB31.7 million in 2017 to RMB66.5 million (US$9.7 million) in 2018. Our net loss decreased by 7.0% from RMB86.6 million in 2017 to RMB80.5 million (US$11.7 million) in 2018. In 2018, revenues generated by urban air mobility (which includes passenger transportation and logistics), smart city management and aerial media solutions were RMB3.1 million (US$0.5 million), RMB30.5 million (US$4.4 million) and RMB31.3 million (US$4.5 million), representing 4.7%, 45.8% and 47.0% of our total revenues, respectively.

Our Industry

A UAV is an aircraft without a human pilot aboard. Commercial uses for UAVs include urban air mobility, smart city management, aerial media, and other applications such as inspection services for agriculture and the oil and gas industry. According to Frost & Sullivan, the global commercial UAV market was US$3.7 billion in 2018 and is expected to grow to US$103.7 billion in 2023, representing a CAGR of 95%. The diagram below illustrates the different commercial uses for UAVs:

AAVs are autonomous UAVs that fly by autopilot or are remotely controlled by computers beyond the visual line of sight, using deep learning based object detection systems, advanced artificial intelligence algorithms and other technologies. We focus on developing and manufacturing AAVs, as well as providing AAV commercial solutions.

Urban air mobility is an emerging form of air transportation that uses UAVs to provide passenger and cargo transport in low-altitude airspace within or around an urban area. The current urban air mobility market can be roughly divided into markets for passenger transportation and logistics. Passenger-grade AAVs are expected to be used in a wide variety of applications, such as daily commuting, sightseeing, search and rescue, and emergency and disaster response. According to Frost & Sullivan, we made the world’s first delivery of a passenger-grade AAV in 2018. The logistics urban air mobility market is at an early development stage, with only a few companies having successfully completed their first pilot delivery programs. UAVs are ideal for short- to medium-distance logistics delivery and potentially long-haul transportation. With rising labor cost related to ground transportation and the continued advancement in AAV technology, logistics solutions based on AAVs are expected to become more popular.

Smart city management refers to the deployment of UAVs to perform various tasks in city management, such as fire control, environmental monitoring and traffic management, offering an innovative and intelligent way of providing more precise and efficient public services at lower cost. As technology continues to advance, UAVs are expected to have broader applications in city management.

Aerial media, also known as fleet formation performances, refers to the deployment of a large fleet of light-emitting UAVs to create dynamic 2D or 3D choreographed light shows in the sky. Aerial media is an innovative way of delivering original advertising and entertainment with minimal environmental impact.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

•	pioneer and leader in urban air mobility;

•	revolutionary autonomous aerial vehicle technology;

•	sophisticated command-and-control system enabling large-fleet operation;

•	innovative AAV commercial solutions;

•	strong in-house research and development capabilities; and

•	visionary, tech-savvy and experienced management team.

Our Strategies

We intend to grow our business by pursuing the following key strategies:

•	extend our technological leadership;

•	expand development and manufacturing capabilities;

•	expand our AAV portfolio and strengthen our platform;

•	continue commercialization and promote adoption;

•	explore new monetization opportunities; and

•	pursue strategic partnerships in production and technology.

Our Challenges

Our business and successful execution of our strategies are subject to challenges, risks and uncertainties related to our business and our industry, regulation of our business and corporate structure and doing business in China.

The challenges, risks and uncertainties we face include, but are not limited to, our ability to:

•	generate market demand for and improve customers’ willingness to adopt our passenger-grade AAVs and air mobility solutions;

•	comply with, and help formulate, applicable legal and regulatory requirements as well as industrial and safety standards that are rapidly evolving;

•	mitigate delays in and interruptions to our commercialization plans for passenger-grade AAVs and air mobility solutions and make timely product deliveries;

•	successfully complete material sales of our products under framework and conditional agreements;

•	overcome technical challenges and manufacture, launch and sell AAVs that perform in line with customer expectations;

•	effectively manage our growth or implement our business strategies;

•	compete successfully in our industry;

•	maintain and enhance our EHang brand;

•	successfully defend ourselves in or insure against product liability claims or warranty claims; and

•	effectively manage our international sales and operations.

Corporate History and Structure

In December 2014, we incorporated EHang Holdings Limited, or EHang, in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, we established Ehfly Technology Limited, or Ehfly, in Hong Kong, which subsequently became a wholly-owned subsidiary of EHang.

From 2015 to 2018, we established the following significant subsidiaries to conduct our principal business of AAV manufacturing and sales and the provision of AAV commercial solutions and related services.

•

In October 2015, Ehfly established a wholly-owned subsidiary in China, EHang Intelligent Equipment (Guangzhou) Co., Ltd., which we refer to as EHang Intelligent or our WFOE in this prospectus. EHang Intelligent is engaged in the research, development, manufacture and sale of AAVs and the research and development of various technologies related to air mobility and intelligent aviation.

•

In January 2016, we obtained control over Guangzhou EHang Intelligent Technology Co., Ltd., which we refer to as EHang GZ or the VIE in this prospectus, by entering into a series of contractual arrangements with EHang GZ and its shareholders through EHang Intelligent. EHang GZ is primarily engaged in the research, development, manufacture and sale of AAVs, and the research and development of AAV operating systems and infrastructure.

•	In July 2016, EHang GZ established Guangdong EHang Egret Media Technology Co., Ltd., or EHang Egret, to provide aerial media solutions and related services.

•	In March 2018, EHang Intelligent established Xi’an EHang Tianyu Intelligent Technology Co., Ltd., or EHang Tianyu, to provide logistics solutions and related services.

As a result of our contractual arrangements with the VIE and its shareholders, EHang is regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, please see “Corporate History and Structure” and “Risk Factors—Risks Relating to Our Corporate Structure.”

The chart below summarizes our corporate structure and identifies our significant subsidiaries, the VIE and its significant subsidiaries, as of the date of this prospectus:

Notes:

(1)	Messrs. Huazhi Hu and Derrick Yifang Xiong are directors and shareholders of our company and hold 95.0% and 5.0% equity interests in EHang GZ, respectively.
(2)	The remaining 40.0% equity interest in EHang Egret is held by Mr. Lei Shi, an executive officer of EHang Egret.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Global Market] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [New York Stock Exchange/Nasdaq Global Market] corporate governance listing standards.

Corporate Information

Our principal executive offices are located at Building C, Yixiang Technology Park, No.72 Nanxiang Second Road, Huangpu District, Guangzhou 510700, People’s Republic of China. Our telephone number at this address is +86 20 29028899. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.ehang.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is            , located at            .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“AAVs” are to autonomous UAVs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“EHang,” “we,” “us,” “our company” and “our” are to EHang Holdings Limited, our Cayman Islands holding company, and its subsidiaries and consolidated variable interest entities;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“UAVs” are to unmanned aerial vehicles; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect as of December 31, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

THE OFFERING

Offering price	We estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholder[s]	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholder[s]] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) research and development of products, services and technologies, (ii) selling and marketing, including development of global sales channel, (iii) expanding production capacity, and (iv) general corporate purposes, including supplementing our working capital and pursuing potential strategic investments and acquisitions. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholder[s].]

Lock-up	[We, our directors, executive officers, and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus subject to certain exceptions.] See “Shares Eligible for Future Sale” and “Underwriting.”

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “[EH].” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depositary Trust Company on , 2019.

Depositary

The number of ordinary shares that will be outstanding immediately after this offering is based upon 95,849,901 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, excluding:

•	ordinary shares issuable upon the vesting of outstanding restricted share units; and

•	ordinary shares reserved for future issuance under our 2015 Share Incentive Plans.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Total revenues	31,695	66,487	9,670
Costs of revenues(1)	(27,511)	(32,740)	(4,762)
Gross profit	4,184	33,747	4,908
Operating expenses:
Sales and marketing expenses(1)	(30,357)	(20,174)	(2,934)
General and administrative expenses(1)	(35,387)	(35,939)	(5,227)
Research and development expenses(1)	(68,669)	(60,276)	(8,767)

Total operating expenses	(134,413)	(116,389)	(16,928)

Other operating income	4,312	8,293	1,206

Operating loss	(125,917)	(74,349)	(10,814)
Other income/(expense):
Interest income	174	1,057	154
Interest expenses	—	(564)	(82)
Foreign exchange gain	440	70	10
Loss on deconsolidation of subsidiaries	(45)	—	—
Other income	44,113	1,690	246
Other expense	(156)	(8,129)	(1,183)

Total other income/(expense)	44,526	(5,876)	(855)
Loss before income tax and share of net loss from an equity investee	(81,391)	(80,225)	(11,669)

Income tax expenses	(5,184)	(76)	(11)

Loss before share of net loss from an equity investee	(86,575)	(80,301)	(11,680)
Share of net loss from an equity investee	—	(162)	(24)

Net loss	(86,575)	(80,463)	(11,704)

Note:

(1)	Share-based compensation expense was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,024	707	103
Sales and marketing expenses	2,851	1,932	281
General and administrative expenses	16,400	11,606	1,688
Research and development expenses	11,889	8,055	1,171

Total	32,164	22,300	3,243

The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	61,455	61,519	8,948
Accounts receivable, net	6,248	2,538	369
Inventories	1,398	3,917	570
Cost and estimated earnings in excess of billings	—	18,411	2,678
Prepayments and other current asset	22,251	15,369	2,234
Property, plant and equipment, net	19,496	19,058	2,772
Total assets	153,298	124,671	18,132

Short-term bank loan	—	5,000	727
Accounts payable	13,742	14,659	2,132
Accrued expenses and other liabilities	17,920	31,197	4,537
Total liabilities	38,434	62,247	9,053

Total mezzanine equity	604,741	604,741	87,956

Total shareholders’ deficit	(489,877)	(542,317)	(78,877)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(38,432)	(43,410)	(6,313)
Net cash (used in)/provided by investing activities	(51,068)	25,751	3,745
Net cash provided by financing activities	34,300	16,000	2,327
Effect of exchange rate changes on cash and cash equivalents	7,677	1,723	251

Net (decrease)/increase in cash and cash equivalents	(47,523)	64	10
Cash and cash equivalents at the beginning of the year	108,978	61,455	8,938

Cash and cash equivalents at the end of the year	61,455	61,519	8,948

Non-GAAP Financial Measure

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expense. There was no income tax impact on our non-GAAP adjustment because the non-GAAP adjustment was recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of share-based compensation expenses that are included in net loss. We believe that adjusted net loss provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management members in their financial and operational decision-making.

Adjusted net loss should not be considered in isolation or construed as an alternative to net loss, net margin or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measure in conjunction with net loss, the most directly comparable GAAP measure. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net loss	(86,575)	(80,463)	(11,704)
Add:
Share-based compensation expense	32,164	22,300	3,243

Adjusted net loss	(54,411)	(58,163)	(8,461)

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our future growth depends on the demand for, and customers’ willingness to adopt, our passenger-grade AAVs and air mobility solutions.

We operate in the new and evolving AAV industry. Our business and operating results depend in large part on the acceptance of and demand for our passenger-grade AAVs and air mobility solutions. The success of these products and services are and will be subject to risks, including with respect to:

•	the extent of market reception and adoption of AAVs as transportation and logistics solutions;

•	our navigating a new, evolving regulatory environment;

•	our timely fulfilling product orders;

•	our ability to produce safe, high-quality and cost-effective AAVs on an ongoing basis;

•	the performance of our AAVs relative to customer expectations; and

•	our building a well-recognized and respected brand.

Our failure to manage the risks described above may discourage current or potential customers from purchasing our passenger-grade AAVs or using our AAV commercial solutions. If the market for passenger-grade AAVs or air mobility solutions does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be materially and adversely affected.

Regulations do not currently permit the commercial use of our passenger-grade AAVs, and in some cases our non-passenger-grade AAVs, in the jurisdictions where we sell and plan to sell our products; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, our AAVs and our potential customers may be unable to comply. As a result, we may be limited in, or completely restricted from, growing our business in the foreseeable future.

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. As described below, regulations do not currently permit the commercial use of our passenger-grade AAVs. In addition, PRC and U.S. regulations impose significant restrictions on our non-passenger AAVs. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions.

In China, the Civil Aviation Administration of China, or CAAC, has recently published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, which is based on the assessment classification and management of operational risks of UAVs. For our passenger-grade AAVs, we have obtained written approval issued by the CAAC for trial flights in certain locations in China for the purpose of evaluating their airworthiness and formulating industry standards on airworthiness of passenger-grade AAVs. However, we are not allowed to engage in commercial operation or pilot operation of our passenger-grade AAVs merely with this approval. In addition, detailed rules or regulations with respect to the airworthiness of AAVs may be promulgated by the end of 2019. We cannot assure you that we will be able to obtain any of the certificates of airworthiness as required under the detailed rules and regulations in a timely manner or that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future.

Under the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft issued by the CAAC on February 1, 2019, or Interim Rules, to start any specific pilot operation, the prospective operator of certain classes of UAVs must submit an application and be approved by the CAAC. In February 2019, we submitted an application to the CAAC for pilot operation in relation to a customer’s use of our EHang 216, a type of our passenger-grade AAVs, in its logistics business. As we have passed the CAAC’s preliminary examination and received the notification of acceptance for this application from the CAAC, we currently expect this application to be approved by the end of June 2019. However, we cannot assure you that the approval will be granted in time as we expect, or at all. Even if this approval is granted by the CAAC, it cannot be extended to the operations of other customers.

In addition, under the Interim Rules, we may be required to obtain a pilot operation approval for our non-passenger-grade AAVs. In February 2019, we voluntarily submitted an application to the CAAC for pilot operation in relation to two customers’ use of our non-passenger-grade AAVs for logistic purposes. We cannot assure you that we will be able to obtain such approval. Even if this approval is granted by the CAAC, it cannot be extended to the operations of other customers or the same customer for other purposes.

Further, we are required to obtain approvals from local divisions of the People’s Liberation Army Air Force, or PLAAF for proposed flight routes in connection with our business. As the approvals from the PLAAF are usually granted on a one-off basis or are only valid for a limited period of time and the local divisions of PLAAF may exercise air traffic control under certain circumstances which may restrict us from operating our AAVs from time to time, we cannot assure you that we will be able to obtain such approval for each matter on which we will work on with our customers or partners in the future. If such approval is not granted in a timely manner, we, our customers or partners will not be able to fly the AAVs in the proposed flight routes.

In the United States, the Federal Aviation Administration, or the FAA, is the regulatory agency that oversees the safety of aircraft operations, including unmanned aircraft systems, or UAS, in the national airspace system of the United States, or the NAS. A UAS is any aircraft and its associated elements that are operated without the possibility of direct human intervention from within or on the aircraft. All of our AAVs qualify as UAS.

•

Large UAS. FAA regulations define a “large UAS” as any UAS that weighs 55 pounds or more. Presently FAA regulations do not permit the operation of large UAS in the NAS unless the operator obtains both UAS airworthiness approval as well as operational approval through: (1) a special experimental airworthiness certificate, or SAC, under FAA Order 8130.34D (for the purpose of testing) or (2) an exemption pursuant to the Special Authority for Certain Unmanned Systems located in 49 U.S.C. § 44807, or a Section 44807 Exemption (for testing purposes or commercial operations). If the FAA determines that a proposal to operate a large UAS does not present an unreasonable safety risk, the FAA may issue an SAC or Section 44807 Exemption, as applicable, subject to appropriate limitations determined by the FAA. However, obtaining a SAC can be a lengthy process. In addition, carrying persons or property for hire is prohibited.

We believe that FAA Order 8130.34D provides a path for an operator to begin testing our passenger AAVs and related systems in the United States. Before granting a SAC, the FAA reviews all aspects of the AAV and related systems to help ensure that the AAV can be operated safely, and as part of this process the FAA may request design, manufacturing, operational or other changes. Notably, carrying persons or property for hire is prohibited. Thus, an SAC may potentially be used to test proposed operational concepts, but would not authorize the carriage of goods or persons for hire. Further, obtaining an SAC can be a lengthy process, and we cannot estimate how long this may take.

The Section 44807 Exemption grants the FAA the authority to use a risk-based approach to determine whether a UAS can operate safely in the NAS with respect to a specific proposed operation without complying with those certain operational and airworthiness requirements for which the Section 44807 Exemption is sought. Under this authority, the FAA may grant exemptions to the applicable operating rules, airworthiness requirements and pilot requirements for a specific operation on a case-by-case basis. Note that the FAA has indicated that it may require a UAS to have a type certificate under 49 CFR Part 21 prior to issuing an exemption for a specific operation pursuant to Section 44807. To use our large AAVs for commercial purposes, an operator would require a Section 44807 Exemption that specifically permits such use. We believe that because of the FAA’s concern for the safety of users of the NAS and the public, as well as FAA’s regard for the privacy-related concerns of the general public, an exemption for commercial use of our passenger AAVs over populated areas may not be granted in the near future until laws and regulations change to permit such use.

•

Small UAS. FAA regulations define a “small UAS” as any UAS that weighs less than 55 pounds. Part 107 of Title 14 of the Code of Federal Regulations, or Part 107, permits the operation of small UAS for commercial purposes, including transporting goods for hire (but not across state lines), provided certain conditions are satisfied, including that the UAS must remain within the visual line of the sight of the pilot, and that the UAS not be operated over persons not involved in the UAS operation (for example, over populated urban areas). Part 107 allows a UAS operator to apply for a waiver of some of the restrictions contained in Part 107, including the restrictions noted above, but does not permit a waiver of the line-of-sight requirement to allow the carriage of property for hire. Thus, under Part 107, an operator may, without seeking any government approvals or waivers, use our small AAVs to conduct the intrastate transportation of goods for hire (i.e., logistics), over unpopulated areas within the line of sight of the pilot. A waiver may be available to allow the delivery of goods for hire over populated areas, but it is uncertain how long it may take to obtain a waiver or whether the FAA would grant one at all.

Although transporting goods for hire beyond the line of sight of the pilot is not permitted under Part 107, an operator could seek a Section 44807 Exemption to operate under Part 135, for example, as Section 44807 Exemptions are not limited to large UAS. The FAA has granted at least one Section 44807 Exemption for this type of operation using a small UAS. However, it is uncertain how long it may take to obtain an exemption.

As a result of the forgoing, we and our customers may not be able to commercialize our products, which could limit our sales and our ability to grow our business.

Note that the description of the regulation of UAS in the United States as provided herein reflects the regulatory landscape with respect to the approval of UAS and UAS operations current as of the date of this prospectus. The FAA’s authority, processes and methodologies for the evaluation of UAS operations in the NAS continue to rapidly evolve, and the regulation and processes described herein are subject to change.

As we sell our AAV products internationally, we face challenges in quickly and sufficiently familiarizing ourselves with foreign regulatory environments and policy frameworks. If any new regulation is put in place, or a different interpretation of existing regulation is adopted, our ability to manufacture, market, sell or operate our AAVs or to advertise or deliver air mobility solutions in general may be limited or otherwise affected. Failure to comply with applicable regulations or to obtain, maintain or renew the necessary permits, licenses, registrations or certificates could cause delays in, or prevent us from, manufacturing, marketing, selling and operating our AAV products, meeting product demand and expectations, introducing new products or expanding our service coverage, and could materially and adversely affect our operation results. If we are found to be in violation of applicable laws or regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to make timely product deliveries due to limited production capacity.

As of June 3, 2019, we had unfilled purchase orders for 33 passenger-grade AAVs that we expect to deliver by the end of 2019. Commercial production of our passenger-grade AAVs requires timely and adequate supply of various types of raw materials and components, as well as mass production capacity and efficient manufacturing and assembly. We have limited experience in high-volume manufacturing of our AAVs. We cannot assure you that we will be able to expand our production capacity efficiently and cost-effectively, or to procure sufficient raw materials and components to meet our production volume. While we are looking into expanding our manufacturing capacity through partnerships, such partnerships may not be successful, or we may not be able to do so in a timely manner to fulfill our backlog orders. While we obtain components from multiple sources whenever possible, some of the components used in our AAVs are currently purchased from a single source to improve cost-efficiency. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of our AAVs. We also outsource certain manufacturing activities to third party contract manufacturers. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time.

Any of the foregoing could result in our failure to make timely deliveries to our customers. Such failure would materially and adversely affect our business, results of operations, financial condition and prospects.

Our framework and conditional agreements may not result in material sales of our products

We have entered into a number of long-term agreements with customers and partners relating to the sale of our passenger-grade AAVs. Some of these agreements are conditional, and our counterparty is not obligated to purchase our products unless a number of conditions are satisfied. Under our agreement with a U.S. biotechnology customer, the customer is not required to purchase our AAVs unless our AAVs achieve a number of performance milestones and it obtains required approvals from the FAA and FDA for the commercial operation of our AAVs. We have yet to achieve the performance milestones, and it may be time-consuming for such customer to obtain the required approvals, if they are able to do so at all. Some other agreements are framework agreements containing sales targets, but that does not obligate our counterparties to purchase our products. We expect the number of orders we receive under these framework agreements to depend on a number of factors, including changes in the regulatory environment, customer demand and our production capacity. For the foregoing reasons, our long-term agreements may not result in material sales of our products, and our future results of operations may not meet our current expectations.

We may have substantial customer concentration.

Due to the short history of our business and that we have not achieved significant scale, we had and expect to continue to have customer concentration. In 2018, our largest customer accounted for approximately 30% of our revenues. As of June 3, 2019, we had unfilled orders for 33 passenger-grade AAVs that we expect to deliver by the end of 2019. Of these, 22 units were ordered by one customer. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. If our largest customers were to cease purchasing our products or services or cancel existing orders, our business and results of operation will be materially and adversely affected.

Our technology platform may not perform in line with customer specifications or expectations.

Our technology platform, consisting of our AAVs, in-flight operating systems and on-the-ground infrastructure, may not perform in line with customers’ expectations. For example, our AAVs may not be as easy to operate or maintain as customers expect. In addition, certain orders of our passenger-grade AAVs are conditioned on their meeting defined technical specifications (such as a specified cruising speed, operational range and payload capacity) according to agreed-upon delivery timetables. See “Business—Our AAV Commercial Solutions” for further details. Future customers may also require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

Our technology platform may contain design or manufacturing defects that result in unsatisfactory performance or require repair. Our technology platform uses a substantial amount of algorithms and software to operate. Software products are inherently complex and often contain defects and errors, especially when first introduced. While we have performed extensive internal testing on our AAV software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our technology platform. There can be no assurance that we will be able to detect and fix any defects in our technology platform before we sell products and services to customers.

If our technology platform is defective or otherwise fails to perform as expected or in accordance with prescribed technical specifications and timetable, our AAVs may experience accidents and we may suffer adverse publicity, order cancellations, revenue declines, delivery delays, product recalls, product liability claims, and significant warranty and other expenses. These consequences could have a material adverse impact on our business, financial condition, operating results and prospects.

We are a relatively young company with a short operating history, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have been providing AAV commercial solutions for approximately three years. Although we have experienced significant growth, our historical growth rate may not be indicative of our future performance due to our limited operating history. We are currently commercializing our AAVs and air mobility solutions, and have just started accepting orders for our AAVs and delivering them to customers for testing purposes. There is no historical basis for making judgments on our ability to produce and deliver AAVs and air mobility solutions, or to become profitable in the future.

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant to our industry and to overseas markets, including risks and challenges associated with our ability to:

•	provide safe, convenient and effective air mobility solutions;

•	maintain reliable, secure, high-performance and scalable infrastructure;

•	identify suitable facilities to expand manufacturing capacity;

•	navigate the evolving and complex regulatory environment across all the markets in which we operate;

•

anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape, and adjust, manage and execute our marketing and sales activities to cater to local economic and demographic conditions, cultural differences and customer preferences across all our current and future markets;

•	successfully market our AAV commercial solutions;

•	improve and maintain our operational efficiency; and

•	attract, retain and motivate talented employees.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business grows, we may adjust our product and service offerings. These adjustments may not bring about expected results and may instead have a material and adverse impact on our financial condition and results of operations. For example, we historically manufactured and sold consumer drones while we were developing our passenger-grade AAVs and AAV commercial solutions. Our consumer drone business was not successful. We gradually phased out this business to focus on more innovative products and services. Our growth is dependent on the development of such new products and services. We may not accurately identify market needs before we invest in the development of a new product or a new service. In addition, we might face difficulties or delays in the development process, which may result in losses in our market share and competitive advantages.

In pursuit of our growth strategy, we may enter into new strategic relationships to further penetrate our targeted markets. Should these relationships fail to materialize, or should we fail to work effectively with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Our AAVs and AAV commercial solutions are subject to safety standards, and the failure to satisfy such mandated safety standards or failure to design, manufacture and operate safe and high-performance AAVs and related operating systems and infrastructure would have a material adverse effect on our business and operating results.

Sales of our AAVs, including our passenger-grade AAVs and non-passenger-grade AAVs, must comply with applicable standards in the market where they are sold, including standards on design, manufacturing and operation. In China, for example, certain components of our AAVs must pass various tests and undergo a certification process and be affixed with a China Compulsory Certificate, or CCC before they can be installed on our AAVs. We cannot assure you that we have obtained the CCC for all the components of our AAVs that are listed in the CCC Product Catalogue. Failure to install components with a CCC may prevent us from selling the affected products and negatively affect our manufacturing and sales of AAVs. In the United States, the FAA oversee the safety of aircraft operations in the national airspace system and have the authority to grant airworthiness certificates and related exemptions to AAV products. See “Regulation” for further details. If we fail to have our AAVs satisfy applicable aerial vehicle standards in any jurisdiction where we operate, our business and operating results would be adversely affected. To achieve a high level of safety assurance, we have also established our own AAV safety standards. While we are committed to producing safe and high-quality products, there can be no assurance that our safety technology will be effective in preventing incidents related to product safety, such as accidents involving our AAVs. Failure to ensure the safe operation of our AAVs will affect our reputation and the sales of our AAVs, which will ultimately adversely affect our business operation and financial results.

We have incurred, and in the future may continue to incur, net losses.

We have incurred net losses in the past. In 2017 and 2018, we had net loss of RMB86.6 million and RMB80.5 million (US$11.7 million), respectively, and we had net operating cash outflows of RMB38.7 million and RMB43.4 million (US$6.3 million), respectively. We expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a public company.

We cannot assure you that we will be able to generate net profits or positive operating cash flows in the future. Our ability to achieve profitability depends in large part on, among other factors, our ability to increase orders and sales of our AAVs and AAV commercial solutions, achieve economies of scale, establish effective pricing strategies, effectively navigate the regulatory environments in different jurisdictions, and increase operational efficiency. If we are unable to generate adequate revenues or effectively manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

We may not be successful in competing in the UAV industry.

We operate in the UAV industry and provide various commercial solutions, including air mobility, smart city management and aerial media solutions. In addition to competing with other UAV companies, we compete with traditional industry players providing similar solutions, such as helicopter and ground transportation service providers. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand for alternative transportation, continuing globalization and consolidation in the global UAV industry. Factors affecting competition include, among others, ability to innovate, development speed, product quality, reliability, safety and features, pricing and customer service. Increased competition may lead to lower AAV unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects.

Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and will affect our market share. If our competitors introduce AAVs or services that are superior in quality or performance and/or lower in price compared with our offerings, we may lose existing customers or be unable to attract new customers at prices that would allow us to generate attractive rates of return on our investment, if at all.

Any significant cybersecurity incident or disruption to our operating systems or our command-and-control centers could subject us to significant reputational, financial, legal and operational consequences.

We depend on our integrated in-flight operating systems and on-the-ground infrastructure to operate our products and services. Any material disruption to or slowdown of our operating systems or infrastructure could cause our AAVs to malfunction or result in outages or delays in our services, which could harm our brand and adversely affect our operating results.

Our command-and-control centers rely on our proprietary cloud database, which stores all of the data we collect. Problems with our command-and-control centers or our telecommunications network providers could adversely affect our services and products. Our telecommunications network providers could decide to cease providing services to us without adequate notice. Any change in service levels of our telecommunications network or any errors, defects, disruptions or other performance problems with our operating systems or infrastructure could harm our brand and potentially affect our user data. If changes in technology cause our operating systems or infrastructure to become obsolete, or if our operating systems or command-and-control centers are inadequate to support our growth, we could lose customers, and our business and operating results could be adversely affected.

We could be subject to breaches of security by hackers. Although we proactively employ multiple measures to defend our systems against intrusions and attacks, our measures may not prevent unauthorized access or use of sensitive data. A breach of our AAV operating systems or command-and-control systems may result in product damages, data losses and, in extreme cases, AAV accidents or hijacking of our AAVs to perform unlawful activities. A cybersecurity breach could harm our reputation and deter our customers and potential customers from using our AAVs. In addition, any such breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines.

An accident involving an AAV provided by us or another manufacturer could harm the AAV industry.

An accident involving an AAV provided by us or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of AAVs, particularly over populated areas, and could cause the public to lose confidence in our products and AAVs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our AAVs or products offered by other companies, public confidence in and regulatory attitudes toward AAVs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

Our AAVs may not perform consistently with customers’ expectations. Any product defects, accidents or any other failure of our AAVs to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays and product recalls, which could harm our brand and reputation. Any product recall or lawsuit seeking significant monetary damages either in excess of or outside of our insurance coverage may have a material adverse effect on our business and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our AAVs, including any systems or components sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary and whether caused by systems or components engineered or manufactured by us or our suppliers, could incur significant expenses and adversely affect our brand image in our target markets. They may also inhibit or prevent commercialization of our current and future product candidates.

We may become subject to product liability claims or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may be exposed to significant product liability claims if our AAVs do not perform as expected or malfunction. Any defects, errors, or failures in our products or the misuse of our AAVs, operating systems and infrastructure could also result in injury, death or property damage. Our risks in this area are particularly pronounced given we have limited field experience in the operation of our AAVs. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our AAVs and business and inhibit or prevent commercialization of our current and future AAV models. Our insurance coverage might not be sufficient to cover all potential product liability claims. In addition, the same level of insurance coverage may not be available in the future at economical prices, or at all. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and result of operations.

We generally provide standard warranties on our AAVs. The term of a warranty is between six months to three years, depending on the product line and the specific part or component. The occurrence of any material defects in our AAVs could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects or other problems, including costs related to product recalls. Warranty claims may also lead to litigation. Any negative publicity related to the perceived quality of our AAVs could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition.

If we fail to successfully develop and commercialize new products, services and technologies that are well received by customers, our operating results may be materially and adversely affected.

Our future growth depends on whether we can continually develop and introduce new generations of our existing AAV product lines and update our operating systems and infrastructure with enhanced functionalities and value-added services. This is particularly important in the current industry landscape where technologies and consumer preferences evolve rapidly, which may shorten the lifecycles of our existing products. We plan to upgrade our current AAV models and introduce new models in order to continue to provide AAVs with the latest technologies. As technological advancements can be complex and costly, we could experience delays in the development and introduction of new products and services in the future.

Our ability to roll out new and innovative products and services depends on a number of factors, including significant investments in research and development, quality control of our products and services and effective management of our supply chain. We may need to devote more resources to the research and development of new or enhanced products, services and technologies, which may reduce our profitability. In addition, our research and development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent that we are unable to execute our strategy of continuously introducing new and innovative products, diversifying our product portfolio and satisfying consumers’ changing preferences, we may not be able to grow our user base, and our competitive position and results of operations may be adversely affected. Even if we are able to keep up with technological changes and develop new models, our prior models may as a result become obsolete sooner than expected, potentially reducing our return on investment.

We have limited experience in managing sales to multiple countries and we are subject to a variety of costs and risks due to our continued international expansion.

In 2018, two of our passenger-grade AAVs were delivered abroad. We have entered into sales contracts with customers outside China. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have limited or no experience in marketing, selling and deploying our AAVs. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

•	limited brand recognition;

•	costs associated with establishing new distribution networks;

•	difficulty in finding qualified partners for overseas distribution;

•	inability to anticipate changes in local market conditions, economic landscapes, and consumers’ preferences and customs;

•	difficulties in staffing and managing foreign operations;

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lack of familiarity with and understanding of the local legal, regulatory and policy frameworks, as well as burdens of complying with a wide variety of local laws and regulations, including those governing personal data protection and safety control;

•	political and economic instability;

•	trade restrictions;

•	differing employment laws and practices, as well as potential labor disruptions;

•	the imposition of government controls;

•	lesser degrees of intellectual property protection;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

•	a legal system subject to undue influence or corruption.

Additionally, to export our AAVs to certain jurisdictions, we may face challenges in coordinating with both PRC and the applicable foreign governments and regulatory authorities. If we cannot export our AAVs to such jurisdictions, our business, prospects, financial condition and operating results may be materially and adversely impacted.

The failure to manage any of these risks could negatively affect our international business and consequently our overall business and operating results. In addition, the concern over these risks may also prevent us from entering into, or marketing, selling or releasing certain of our AAVs and AAV commercial solutions in, certain markets.

Our operations may be interrupted by production difficulties or delays due to mechanical failures, utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

Production difficulties, such as capacity constraints, mechanical and systems failures and the need for equipment upgrades, may suspend our production and/or reduce our output. There can be no assurance that we will not experience problems with our production facilities in the future or that we will be able to address any such problems in a timely manner. Problems with key equipment in one or more of our production facilities may affect our ability to produce our AAVs or cause us to incur significant expenses to repair or replace such equipment. Scheduled and unscheduled maintenance programs may affect our production output. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on a continuous supply of utilities, such as electricity and water, to operate our production facilities. Any disruption to the supply of electricity or other utilities may disrupt our production, or cause the deterioration or loss of our inventory. This could adversely affect our ability to fulfill our sales orders and consequently may have an adverse effect on our business and results of operations. In addition, fire, natural disasters, pandemics or extreme weather, including droughts, floods, typhoons or other storms, or excessive cold or heat, could cause power outages, fuel shortages, water shortages, damage to our production, processing or distribution facilities or disruption of transportation channels, any of which could impair or interfere with our operations. We cannot assure you that such events will not happen in the future or that we will be able to take adequate measures to mitigate the likelihood or potential impact of such events, or to effectively respond to such events if they occur.

Our consumers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us, often contain “bugs” that can unexpectedly interfere with the software and applications’ intended operations. Our internet services may from time to time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our products and services, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and harm to our reputation.

Our success depends on the continuing efforts of our key employees, including our senior management members and other key personnel. If we fail to hire, retain and motivate our key employees, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that our success depends substantially on the continued efforts of our key employees, including our senior management members and other qualified and key personnel. We rely on our executive officers, senior management and key employees to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management and key employees have established and maintain with government personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of any key personnel or our failure to attract additional talent could be disruptive to our operations and research and development activities, reduce our employee retention and revenue, and impair our ability to compete. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, and we might lose the innovation, collaboration and focus that contribute to our business.

Our business and prospects depend significantly on our ability to build our EHang brand.

Our business and prospects are heavily dependent on our ability to build, maintain and strengthen the “EHang” brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality AAVs and AAV commercial solutions and engage with our customers as intended. In addition, we expect that our ability to develop, maintain and strengthen the EHang brand will also depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of engaged online and offline users as well as other branding initiatives, such as AAV shows and events. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our EHang brand could be subject to adverse publicity if incidents related to our products occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our brand. Furthermore, we may be affected by adverse publicity related to our manufacturing or other partners, whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions of the quality of our partners’ products and services. In addition, from time to time, our AAVs and AAV commercial solutions are evaluated and reviewed by third parties. Any unfavorable reviews could adversely affect consumer perceptions of our AAVs and AAV commercial solutions.

Weather and seasonality may have a material adverse effect on our operations.

Our sales of AAVs and AAV commercial solutions may be significantly affected by weather and seasonality. Our AAV commercial solutions are mainly delivered outdoor. Customers may choose alternative transportation in severe weather conditions in consideration of safety factors, even if our AAVs are able to endure such conditions. As a result, our business, financial condition and operating results may be materially and adversely impacted by the weather conditions. Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our AAV commercial solutions. As a result, our quarterly results of operations and financial position at the end of a particular quarter may not necessarily be representative of the results we expect at year-end or in other quarters of a year. Our operating results would suffer if we did not achieve revenues consistent with our expectations due to seasonal demand and weather changes because many of our expenses are based on anticipated levels of annual revenues.

Any deterioration of our relationship with our strategic business partners could have a material adverse effect on our operating results.

We collaborate with various business partners to promote our AAVs and AAV commercial solutions. For example, we collaborate with several companies including Yonghui Group to provide logistics services for last-mile delivery. There can be no guarantee that those business partners will continue to collaborate with us in the future. If we are unable to maintain good relationships with our business partners, or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease.

Most of the agreements with our business partners do not prohibit them from working with our competitors or from offering competing services. If our partners change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us, or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may diminish.

We rely on external suppliers for raw materials and certain components and parts used in our AAVs, and do not have control over the quality of these components and parts.

We purchase certain key components and raw materials, such as computers chips, batteries, motors and electronic displays, from external suppliers for use in our operations and production of AAVs. A continuous and stable supply of components and raw materials that meet our standards is crucial to our operations and production. We cannot assure you that we will be able to maintain our existing relationships with our suppliers and continue to be able to stably source key components and raw materials at reasonable prices, or at all. We have integrated our suppliers’ technologies within our products such that having to change to an alternative supplier may cause significant disruption to our operations. The supply of key components could be interrupted for any reason, or there could be significant increases in the prices of these key components. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control, or that we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. If any of these events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We cannot guarantee that the quality of components and parts manufactured by external suppliers will be consistent and maintained at a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our AAVs and hence compromise our brand image and results of operations. In extreme situations, we may be exposed to liabilities as a result of significant damages caused by certain components from external suppliers and we cannot assure you that we will be able to obtain sufficient insurance coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business, financial condition and operating results.

Safety issues or public perceptions of safety issues concerning key components of our AAVs could have a material adverse impact on our business.

The battery packs installed on our AAVs make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery packs used for our AAVs are designed to passively contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of our AAVs could occur, which could result in accidents, casualty or damages, and subject us to lawsuits, product recalls, or redesign efforts. Also, negative public perceptions regarding the suitability of lithium-ion cells for AAV applications or any future incident involving lithium-ion cells, even if such incident does not involve our AAVs, could seriously harm our business. In addition, we store a significant number of lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall.

We rely on third-party logistics providers to deliver our domestic sales orders and certain overseas orders. Inadequate third-party logistics services or failure to mitigate the risks of damage or disruption to our distribution logistics could adversely affect our business.

Our ability to transport and sell our AAVs is critical to our success across our operations. We typically rely on third-party logistics service providers to deliver our domestic sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our AAVs. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

If our business partners, contractors, suppliers, sales agents, dealers or third-party logistics services providers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity beyond our own control.

Our reputation is sensitive to allegations of unethical business practices. We do not control the business practices of our business partners, independent contractors and suppliers, sales agents, dealers or third-party logistics services providers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, sales agents or dealers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our suppliers, business partners, sales agent, dealers or third-party logistics services suppliers or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity, diminish our brand image and reduce demand for our AAVs and AAV commercial solutions.

If customers modify our AAVs or operating systems, the AAVs may not operate properly, which may cause damage, create negative publicity and harm our business.

Our customers may try to modify our AAVs or operating systems for various reasons, which could compromise the performance and safety of our AAVs, as well as the safety of their passengers. During such modifications, they may use third-party parts that may not be compatible with our products. We do not test, nor do we endorse, such modification. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from AAV malfunctioning. Any injuries or damages resulting from such modifications or misuses could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

Our business could be adversely affected by security-related concerns of the United States and other countries against Chinese companies and products.

Due to security-related concerns, U.S. government actions targeting exports of certain technologies to China are becoming more pervasive. The U.S. government has in the past issued export restrictions that effectively banned U.S. companies from selling products to ZTE Corporation, and in May 2019 imposed a similar ban on sales of all products to Huawei. In 2018, the U.S. adopted new laws designed to address concerns about the export of emerging and foundational technologies to China. In addition, in May 2019, President Trump issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks. These actions could lead to additional restrictions on the export of products that include or enable technologies on which we rely. Such restrictions imposed by the United States or any other countries may make it more difficult us to procure or license technological products from these countries, or affect the ability of our PRC suppliers to manufacture and provide us with advanced components, which may increase our costs, impair our products’ competitiveness, and have a material adverse effect on our business.

Similar security-related concerns may affect our ability to export our products to the United States and other countries. In May 2019, the US Department of Homeland Security advised American companies about the inherent security risks associated with Chinese-made drones. In a related development, the US government was also reportedly considering placing Chinese surveillance systems providers, including Hikvision Digital Technology and Dahua Technology, on a trade blacklist that would cut off their access to American hi-tech suppliers. We cannot assure you that our AAVs will not be placed on such trade blacklist in the future. If that event occurs, our ability to export our products to the United States will be adversely affected.

We may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our AAVs, AAV operating systems and infrastructure or their components, which could make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights by us or otherwise assert their rights against us. Moreover, our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. We may also fail to apply for key trademarks in a timely manner. For example, we discovered some precedent registrations by several other Chinese companies of the trademark “ ” (the Chinese characters for our brand, “EHang”) for vehicles and bicycles, which fall into the same class of products as remote aerial vehicles and aerospace transportation. Although we received a favorable judgement in a proceeding relating to such precedent registrations, we may continue to face intellectual property infringement claims in the future.

If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or using AAVs or offering goods or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our AAVs, AAV operating systems and infrastructure, components or services; or

•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, even if frivolous, could result in substantial costs, negative publicity and diversion of resources and management attention.

Our intellectual property rights may not protect us effectively.

As of December 31, 2018, we had 129 issued patents and 126 pending patent applications in China, 312 registered trademarks and 92 pending trademark applications in China, and 19 registered copyrights in China in relation to our technologies. We cannot assure you that our pending patent and trademark applications will be granted. Even if our applications are successful, patents may be contested, circumvented or invalidated in the future.

In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting any patents that are issued from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Implementation and enforcement of PRC laws on intellectual property rights have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Failure to safeguard personal information could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Through our AAVs, EHang Play app and command-and-control centers, we log information about each AAV’s use, such as charge time, battery usage, mileage and location information, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the flying experience. Images and videos captured by cameras attached to our AAVs are stored on our servers, servers of third-party cloud storage providers or other servers designated by our customers. Possession and use of our users’ flying behavior and data in conducting our business may subject us to legislative and regulatory oversight in China and other jurisdictions, such as the European Union and the United States. For example, in January 2018, the European Union promulgated the General Data Protection Regulation to further protect fundamental rights in privacy and personal information so that members of the general public have more control over their personal information. Regulations in relevant jurisdictions may require us to obtain user consent for the collection of personal information, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident.

If users allege that we have improperly used, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. A major breach of our network security and systems could create serious negative consequences for our business and future prospects, including possible fines, penalties, reduced customer demand for our AAVs, and harm to our reputation and brand. See “Regulation” for further detail.

The execution of our business plans requires a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute the equity interests of our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity and roll out new products. We may also need significant capital to maintain our existing property, plant and equipment. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plans. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, substantially change our current corporate structure, or even curtail or discontinue our operations.

In addition, our future capital needs and other business concerns could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute the equity interests of our shareholders. Additional indebtedness would increase our debt-service obligations and may be accompanied by covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We are subject to risks associated with strategic alliances or acquisitions. If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have entered into strategic alliances with various business partners, such as Yonghui Group and DHL-Sinotrans, and may in the future enter into joint research and development agreements or co-branding agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Although we currently do not have any specific acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to any required shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in delays and increased costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our business could be adversely affected by trade tariffs or other trade barriers.

Starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States and recently both China and the United States have each imposed additional tariffs. The United States may also in the future impose tariffs on the importation of consumer products related to our business, such as AAVs. In addition, the European Union has recently imposed tariffs on imports of AAVs originating from the PRC. We plan to export our AAVs to the United States and the European Union. Any new tariffs on AAVs or other relevant products imposed by the United States or the European Union may significantly increase our costs. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage, which could subject us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption could result in substantial cost to us and diversion of our resources. Furthermore, China, the United States or any other jurisdiction relevant to our business may impose requirements for maintaining certain minimum liability or other insurance relating to the operation of AAVs. Such insurance policies could be costly, which would reduce the demand for our AAVs. Alternatively, certain insurance products that would be desirable to AAV operators may not be commercially available, which would increase the risks of operating our AAVs and also reduce the demand for them.

The ongoing bankruptcy proceedings of our former subsidiaries could subject us to reputational consequences.

Our two former subsidiaries in the United States and Germany are currently undergoing bankruptcy proceedings, after we decided to exit the consumer drone market in these countries. Even though these bankruptcy events were voluntarily initiated to adjust our business strategies and these entities were deconsolidated in October 2017, they could subject us to negative publicity and harm the perception and confidence of our customers and suppliers in our brand and financial condition. If we are unable to change the public perception of our company, our results of operations could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct our business or sell our products, including the PRC anti-corruption laws and regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the UK Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The UK Bribery Act 2010 also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. The PRC anticorruption laws and regulations prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. There is uncertainty in connection with the implementation of PRC anti-corruption laws. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

We are involved in litigation from time to time and, as a result, we could incur substantial judgments, fines, legal fees or other costs.

We may be the subject of complaints or litigation from customers, employees or other third parties for various actions. The damages sought against us in some of these litigation proceedings could be substantial. In addition, our subsidiaries in the United States and Germany are currently undergoing bankruptcy proceedings, as we discontinued our consumer drone business in these markets. We may be involved in litigation relating to such bankruptcy proceedings from time to time and we cannot assure you that we will always have meritorious defenses to the plaintiffs’ claims. While the ultimate effect of these legal actions cannot be predicted with certainty, our reputation and the result of operations could be negatively impacted. The proceedings we may be involved in from time to time, including the aforementioned bankruptcy proceedings, could incur substantial judgments, fines, legal fees or other costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any financial or economic crisis or perceived threat of such a crisis may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008. The recovery since then has been geographically uneven. New challenges have also emerged, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and customer confidence and dramatic changes in business and customer behaviors.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the UAV industry in particular.

We are also vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

We have granted, and may continue to grant, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan, or the 2015 Plan, to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under our 2015 Plan, we are authorized to grant restricted share units and other types of awards. Under the 2015 Plan, the maximum number of ordinary shares that may be issued pursuant to all awards is 8,867,053. As of December 31, 2018, awards to purchase an aggregate amount of 7,207,335 ordinary shares had been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2018, our unrecognized share-based compensation expenses relating to unvested awards, amounted to RMB12.8 million (US$1.9 million).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. However, the number of shares reserved for issuance under our share incentive plan may not be sufficient to recruit new employees and to compensate existing employees. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. To attract and retain qualified employees, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands company and our PRC subsidiary is currently considered to be a foreign-invested enterprise. In December 2014, we incorporated EHang in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. In the same month, we established Ehfly in Hong Kong, which subsequently became our wholly-owned subsidiary. In October 2015, we established EHang Intelligent, our WFOE, wholly owned by Ehfly. In January 2016, we obtained control over EHang GZ through our WFOE by entering into a series of contractual arrangements with EHang GZ, our VIE, and its shareholders, which enable us to (i) exercise effective control over EHang GZ, (ii) receive economic benefits from the VIE that potentially could be significant to our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in EHang GZ, when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results under U.S. GAAP. See “Corporate History and Structure” for further details.

Our PRC legal counsel, Allbright Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that (i) the ownership structure of our WFOE, our VIE and its subsidiaries are in compliance with applicable PRC laws or regulations and (ii) such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE and our VIE;

•	imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;

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restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business;

•	confiscating any of our income deemed to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to exert effective control over or consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our business may be significantly affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will take effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Since the Foreign Investment Law is newly enacted, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors . However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. Because the “negative list” has yet to be published, it is unclear as to whether it will differ from the Negative List currently in effect. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that our VIE and its subsidiaries through which we operate our business are not treated as domestic investment and our operations carried out through such VIE and its subsidiaries are classified in the “restricted” or “prohibited”

industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that existing foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that we may be required to adjust the structure and corporate governance of certain of our PRC entities then. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIE contributed 74.9% and 95.4% of our consolidated revenues for the years ended December 31, 2017 and 2018, respectively. We have relied on and expect to continue to rely on contractual arrangements with our WFOE, our VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our WFOE, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as shareholders to effect changes in the directors and senior management of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its respective shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitrations, litigations and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

EHang Intelligent has entered into a series of contractual arrangements with our VIE and its shareholders. For a description of these contractual arrangements, see “Corporate History and Structure.” If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, the effectiveness of which may not be enforceable under PRC laws. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE include Mr. Huazhi Hu and Mr. Derrick Yifang Xiong, who are also our shareholders, and our directors or officers. Conflicts of interest may arise from them in their roles as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entity. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. The shareholders of our VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE, and such rights were reassigned to us in February 2019. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredicted costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine the contractual arrangements among EHang Intelligent, EHang GZ and shareholders of EHang GZ were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. As a result, changes in economic conditions and government policies could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Our PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules until sometime after the violation. Such uncertainties, including unpredictability towards the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.

The PRC government imposes licensing and permit requirements for companies in the technology industry. These laws, regulations and even such announcements are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

For instance, we have an agreement with a customer in Shaoguan pursuant to which we agreed to develop a smart city management project for the customer. There is a legal requirement that a construction permit is required for the construction of this project. As of the date of this prospectus, our customer is still in the process of procuring the construction permit for the project. Under the PRC law, it is uncertain whether the customer or we are legally responsible to obtain the construction permit. In addition, our mobile application, EHang Play is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, promulgated by the Cyberspace Administration of China, or the CAC, effective on August 1, 2016. According to the App Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the App Provisions at all times. If our mobile applications were found to be violating the App Provisions, we may be subject to administrative penalties, including warnings, service suspensions or removal of our mobile applications from relevant mobile application stores, which may materially and adversely affect our business and operating results.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the technology industry, particularly the policies relating to new energy vehicles, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain or renew our existing licenses or obtain new ones.

We have granted, and may continue to grant, restricted share units and other types of awards under our 2015 Plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan, which we refer to as the 2015 Plan in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize them and align their interests with ours. We recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2015 Plan, the maximum number of ordinary shares which may be issued pursuant to all awards is 8,867,053. As of the date of this prospectus, awards to purchase an aggregate amount of 7,207,335 restricted share units under the 2015 Plan have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2018, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB12.8 million (US$1.9 million).

We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which came into effect on July 1, 2011. On April 3, 1999, the State Council promulgated the

Regulations on the Administration of Housing Funds, which was amended on March 24, 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Recently, the PRC government enhanced its measures relating to social insurance collection, which lead to stricter enforcement. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders which may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have not fully paid the social insurance payment and housing provident funds for all of our employees as required by applicable PRC regulations. In addition, we have made social insurance payments and contribute to the housing provident funds for some of our employees through the third party agents, which should be paid by us directly under the applicable PRC regulations We may be required to make up the contributions for our employees, and may be further subjected to late fees payment and administrative fines, resulting in financial conditions and results of operations to be adversely affected.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China, such as EHang Intelligent, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiary, our VIE and its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC subsidiaries, our VIE and its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of our PRC subsidiary, our VIE and its subsidiaries.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and EHang Intelligent dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, VIE and its subsidiaries. We may make loans to our PRC subsidiary, VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE, which is a PRC domestic company. SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice From the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liabilities or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration pursuant to SAFE Circular 37 as required, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in September 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that shall obtained an approval from the MOFCOM in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from 1 October 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our operating revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE if certain procedural requirements are complied with. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, if a person (i) uses Renminbi to pay amounts due that should be settled in a foreign currency or (ii) makes payments in Renminbi on behalf of a third party in exchange for repayments in a foreign currency, such person may be subject to a fine of not more than 30% of the illegal payment. In severe cases, the fine could be up to 100% of illegal payment. If any of our shareholders or affiliates to whom SAFE regulations are applicable violates any of the foreign exchange policies, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted share units will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject us to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our abilities to adopt additional incentive plans for our directors, executive officers and employees under PRC laws.

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Each of EHang Intelligent, EHang GZ and EHang Egret was qualified as a high and new technology enterprise, or HNTE, in November 2016, November 2018 and December 2017, respectively, and is eligible for a 15% preferential tax rate, which will expire in November 2019, November 2021 and December 2020 accordingly. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

Our PRC subsidiary has received various financial subsidies from PRC local government authorities. The financial subsidiaries result from discretionary incentives and policies adopted by PRC local government authorities. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax at a rate of 10% (in the case of non-PRC enterprise) or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of EHang Intelligent would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that EHang Intelligent is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Taxation—People’s Republic of China Taxation.” As of December 31, 2018, our PRC subsidiary and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiary for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may be unable to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets must report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% (subject to available preferential tax treatment under applicable tax treaties or similar arrangements) for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may risk being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiary, VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary, variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiary, VIE and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, VIE and its subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary, VIE or its subsidiaries, we or our PRC subsidiary, VIE and its subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business.

We lease all the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected.

Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and as a result, we may be required to vacate the relevant properties. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us, or we may be required to vacate the relevant properties if the terms of the new leases are not reached. Furthermore, certain leased properties may be recalled anytime by the lessors, and we may not pursue any recovery from such lessors due to the agreed terms between the company and the lessors, which may cause monetary lost to the company.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We have not registered certain of our lease agreements with the relevant government authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with U.S. laws and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the

SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from [the New York Stock Exchange/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price of our ADSs may fluctuate significantly.

We have applied to list our ADSs on the [New York Stock Exchange/ Nasdaq Stock Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flows;

•	regulatory developments affecting us, our customers, or our industry;

•	announcements of studies and reports relating to the quality of our products and service offerings or those of our competitors;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products or service offerings and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products or services or our industry;

•	additions or departures of key personnel;

•	detrimental negative publicity about us, our management or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors and existing shareholders [and certain of our restricted share units holders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in August 2006 by six PRC regulatory agencies, including the CSRC, and amended in September 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and if CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel, Allbright Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on [the New York Stock Exchange/Nasdaq Stock Market] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) the Company established EHang Intelligent, as foreign-invested enterprises by means of direct investment and not through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rule, and (iii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, our consolidated affiliated entity and its respective shareholders as a type of acquisition transaction falling under the M&A Rules.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. If the CSRC or other relevant PRC regulatory authorities subsequently determine that a prior CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt the fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be              days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least              days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We will rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Global Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the [New York Stock Exchange/Nasdaq Global Market] corporate governance listing standards.

As a Cayman Islands company listed on [Nasdaq Stock Market/New York Stock Exchange], we are subject to the [Nasdaq Stock Market/New York Stock Exchange] corporate governance listing standards. However, [Nasdaq Stock Market/New York Stock Exchange] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [Nasdaq Stock Market/New York Stock Exchange] corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [Nasdaq Stock Market/New York Stock Exchange] corporate governance listing standards applicable to U.S. domestic issuers.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Although the law in this regard is not entirely clear, we treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entity for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated affiliated entity for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations—General”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the PRC and global UAV industry;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding our capacity to develop, manufacture and delivery AAV products in fulfilment of our contractual commitments;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for UAVs and related commercial solutions may not grow at the rate projected with currently available data and information, or at all. Failure to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the relevant statistical data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	Approximately % for research and development of products, services and technologies.

•	Approximately % for selling and marketing, including development of sales channels globally.

•	Approximately % for expanding production capacity.

•

Approximately             % for general corporate purposes, including supplementing our working capital and pursuing potential strategic investments and acquisitions, although we have not identified any specific investment or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholder[s].]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—PRC Regulation—Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering and (ii) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity and shareholders’ deficit
Series Seed 1 convertible preferred shares (US$0.0001 par value; 7,281,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	10,008	1,456	—	—
Series Seed 2 convertible preferred shares (US$0.0001 par value; 7,281,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	9,606	1,397	—	—
Series Seed 3 convertible preferred shares (US$0.0001 par value; 1,456,200 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	2,037	296	—	—
Series A redeemable convertible preferred shares (US$0.0001 par value; 8,119,032 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	76,166	11,078	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 12,152,247 shares authorized, 11,172,291 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	376,359	54,739	—	—
Series C redeemable convertible preferred shares, (US$0.0001 par value; 22,552,207 shares authorized, 2,559,181 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	130,565	18,990	—	—

Total mezzanine equity	604,741	87,956	—	—

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Shareholders’ deficit/equity:
Ordinary shares (par value of US$0.0001 per share; 441,158,314 shares authorized; 56,791,800 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	35	5	60	9
Additional paid-in capital(2)	89,160	12,968	693,876	100,920
Statutory reserves	485	71	485	71
Accumulated deficit	(644,076)	(93,677)	(644,076)	(93,677)
Accumulated other comprehensive income	8,849	1,286	8,849	1,286

Total EHang shareholders’ deficit/equity	(545,547)	(79,347)	59,194	8,609
Non-controlling interests	3,230	470	3,230	470

Total shareholders’ deficit/equity	(542,317)	(78,877)	62,424	9,079

Total capitalization	124,671	18,132	124,671	18,132

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total mezzanine equity and shareholders’ deficit following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ deficit/equity, total equity and total capitalization by US$            million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2018 was approximately US$            , or US$            per ordinary share and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2018	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no request by holders of restricted share units to register their vested restricted share units as of the date of this prospectus. As of the date of this prospectus, there are 7,207,335 ordinary shares issuable upon requests from holders of restricted share units. To the extent that any of these restricted share units are vested, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed            , located at            as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the

Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Allbright Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Allbright Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

In December 2014, we incorporated EHang in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, we established Ehfly.

From 2015 to 2018, we established the following principal subsidiaries to conduct our principal business of AAV manufacturing and sales and the provision of AAV commercial solutions and related services:

•

In October 2015, Ehfly established a wholly-owned subsidiary in China, EHang Intelligent, our WFOE. EHang Intelligent is engaged in the research, development, manufacture and sale of AAVs, and the research and development of software, communication technology and autonomous control technology related to air mobility and intelligent aviation.

•

In January 2016, we obtained control over EHang GZ, our VIE, through EHang Intelligent by entering into a series of contractual arrangements with EHang GZ and its shareholders. EHang GZ is primarily engaged in the research, development, manufacture and sale of AAVs, and the research and development of AAV operating systems and infrastructure.

•	In July 2016, EHang GZ established EHang Egret, to provide aerial media solutions and related services.

•	In March 2018, EHang Intelligent established EHang Tianyu, to provide logistics solutions and related services.

As a result of our contractual arrangements with the VIE and its shareholders, we are regarded as the primary beneficiary of the VIE, and we treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE that potentially could be significant to the VIE and absorb losses of the VIE that could potentially could be significant to the VIE, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see “Risk Factors—Risks Relating to Our Corporate Structure.”

The chart below summarizes our corporate structure and identifies our significant subsidiaries, the VIE and its significant subsidiaries, as of the date of this prospectus:

Notes:

(1)	Messrs. Huazhi Hu and Derrick Yifang Xiong are directors and shareholders of our company and hold 95.0% and 5.0% equity interests in EHang GZ, respectively.
(2)	The remaining 40.0% equity interest in EHang Egret is held by Mr. Lei Shi, an executive officer of EHang Egret.

Contractual Agreement with our VIE and its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its respective shareholders.

Contractual Agreements that Provide Us with Effective Control over the VIE

Power of Attorney and Shareholders Voting Proxy. Each of the shareholders of EHang GZ has executed an irrevocable power of attorney and irrevocable shareholders voting proxy on January 29, 2016 (which were subsequently amended on November 30, 2018), to irrevocably authorize EHang Intelligent, our WFOE, to act as his attorney-in-fact to exercise all of his rights as a shareholder of EHang GZ, including, but not limited to, the right to (i) attend shareholders’ meetings, (ii) vote on any resolution that requires a shareholder vote pursuant to the applicable laws and memorandum and article of association of EHang GZ, such as the sale and transfer of all or part of the equity interests owned by such shareholder, (iii) designate and appoint directors, and senior management. The power of attorney will remain effective continuously since January 29, 2016, and EHang Intelligent is entitled to re-authorize or assign its rights relating to the equity interests to any other person or entity at its own discretion and without providing prior notice or obtaining prior consent from EHang GZ. In February 22, 2019, EHang Intelligent reassigned its rights under the power of attorney to us. The shareholders voting proxy will remain effective for 20 years and can be renewed at EHang Intelligent’s sole discretion.

Loan Agreement. Pursuant to the loan agreement, dated February 22, 2019, among EHang Intelligent, and each of the shareholders of EHang GZ. EHang Intelligent has granted interest-free loans with an aggregate amount of RMB60 million to the shareholders of EHang GZ for the sole purpose of providing funds necessary for the capital injection to EHang GZ. The loan shall be repaid by the shareholders of EHang GZ through a transfer of their equity interests in EHang GZ to EHang Intelligent, in proportion to the amount of the loans to be repaid.

Share Pledge Agreement. Pursuant to the share pledge agreement, dated January 29, 2016, (which was subsequently amended on February 22, 2019), among EHang Intelligent and each of the shareholders of EHang GZ, the shareholders of EHang GZ have pledged the 100% of equity interests in EHang GZ to our WFOE, EHang Intelligent, to guarantee performance by the shareholders of their obligations under the master agreements, which include exclusive consulting and services agreement and exclusive option agreements. In the event of a breach by any of EHang GZ’s shareholders of contractual obligations under the master agreements, our WFOE, as pledgee, will have the right to retain all or part of the pledged equity interests in EHang GZ. The shareholders of EHang GZ also undertake that, without the prior written consent of our WFOE, they will not create any encumbrance on or otherwise transfer or dispose of their respective equity interests in EHang GZ. The share pledge agreement will remain effective until all the contractual obligations have been satisfied in full under the master agreements. We have registered such shares with the relevant authorities in accordance with PRC regulations.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Consulting and Services Agreement. Pursuant to the exclusive consulting and services agreement, dated January 29, 2016 (which was subsequently amended on November 30, 2018), between our WFOE and EHang GZ, our WFOE has the exclusive right to provide EHang GZ and its subsidiaries with consulting and services. Without our WFOE’s prior written consent, EHang GZ cannot, directly or indirectly, accept any consulting services subject to this agreement from any third-party. EHang GZ agrees to pay our WFOE a service fee equal to 100% of the consolidated net profits of the EHang GZ after EHang GZ turns cumulative profitable and after netting off certain expenses. EHang Intelligent has the sole discretion in determining the service fee charged to EHang GZ under this agreement. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consulting and services agreement to the extent permitted by applicable PRC laws. The exclusive technology consulting and services agreement will remain effective for ten years, unless otherwise terminated by our WFOE with a prior 30 days notice at any time, or EHang GZ if EHang Intelligent is in gross negligence.

Agreement that Provides Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements, dated January 29, 2016 (which was subsequently amended on November 30, 2018 and June 6, 2019, respectively), among EHang Intelligent, EHang GZ and each of the shareholders of EHang GZ has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in EHang GZ. Our company or designated person may exercise such options at the lowest price permitted under the applicable PRC laws. The shareholders of EHang GZ undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in EHang GZ, and (ii) transfer or otherwise dispose of their equity interests in EHang GZ. The exclusive option agreements will remain effective until all equity interests in EHang GZ have been transferred to our WFOE or our designated person. The WFOE may terminate the agreement at its sole discretion.

In the opinion of Allbright Law Offices, our PRC legal counsel:

•	the ownership structures of our WFOE, our VIE and its subsidiaries are in compliance with applicable PRC laws and regulations; and

•

such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement, and will not result in any violation of PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Total revenues	31,695	66,487	9,670
Costs of revenues(1)	(27,511)	(32,740)	(4,762)
Gross profit	4,184	33,747	4,908
Operating expenses:
Sales and marketing expenses(1)	(30,357)	(20,174)	(2,934)
General and administrative expenses(1)	(35,387)	(35,939)	(5,227)
Research and development expenses(1)	(68,669)	(60,276)	(8,767)

Total operating expenses	(134,413)	(116,389)	(16,928)

Other operating income	4,312	8,293	1,206

Operating loss	(125,917)	(74,349)	(10,814)
Other income/(expense):
Interest income	174	1,057	154
Interest expenses	—	(564)	(82)
Foreign exchange gain	440	70	10
Loss on deconsolidation of subsidiaries	(45)	—	—
Other income	44,113	1,690	246
Other expense	(156)	(8,129)	(1,183)

Total other income/(expense)	44,526	(5,876)	(855)
Loss before income tax and share of net loss from an equity investee	(81,391)	(80,225)	(11,669)

Income tax expenses	(5,184)	(76)	(11)
Loss before share of net loss from an equity investee	(86,575)	(80,301)	(11,680)

Share of net loss from an equity investee	—	(162)	(24)

Net loss	(86,575)	(80,463)	(11,704)

Note:

(1)	Share-based compensation expense was allocated in operating expenses as follows:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,024	707	103
Sales and marketing expenses	2,851	1,932	281
General and administrative expenses	16,400	11,606	1,688
Research and development expenses	11,889	8,055	1,171

Total	32,164	22,300	3,243

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	61,455	61,519	8,948
Accounts receivable, net	6,248	2,538	369
Cost and estimated earnings in excess of billings	—	18,411	2,678
Inventories	1,398	3,917	570
Prepayments and other current asset	22,251	15,369	2,234
Property, plant and equipment, net	19,496	19,058	2,772
Total assets	153,298	124,671	18,132

Short-term bank loan	—	5,000	727
Accounts payable	13,742	14,659	2,132
Accrued expenses and other liabilities	17,920	31,197	4,537
Total liabilities	38,434	62,247	9,053

Total mezzanine equity	604,741	604,741	87,956

Total shareholders’ deficit	(489,877)	(542,317)	(78,877)

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(38,690)	(43,410)	(6,313)
Net cash (used in)/provided by investing activities	(50,810)	25,751	3,745
Net cash provided by financing activities	34,300	16,000	2,327
Effect of exchange rate changes on cash and cash equivalents	7,677	1,723	251

Net (decrease)/increase in cash and cash equivalents	(47,523)	64	10
Cash and cash equivalents at the beginning of the year	108,978	61,455	8,938

Cash and cash equivalents at the end of the year	61,455	61,519	8,948

Non-GAAP Financial Measure

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expense. There was no income tax impact on our non-GAAP adjustment because the non-GAAP adjustment was recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we are included in net loss. We believe that adjusted net loss provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management members in their financial and operational decision-making.

Adjusted net loss should not be considered in isolation or construed as an alternative to net loss, net margin or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measure in conjunction with net loss, the most directly comparable GAAP measure. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net loss	(86,575)	(80,463)	(11,704)
Add:
Share-based compensation expense	32,164	22,300	3,243

Adjusted net loss	(54,411)	(58,163)	(8,461)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results and the timing of selected events may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an autonomous aerial vehicle technology platform company. We pioneer the future of transportation through our proprietarily developed AAVs, and related commercial solutions. We believe we are the first in the world to launch passenger-grade AAVs, setting a new milestone in AAV technology.

We design, develop, manufacture and sell AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

The sales of our AAVs and AAV commercial solutions grew quickly. We delivered our first passenger-grade AAV to a customer in March 2018. As of December 31, 2018, we had delivered three passenger-grade AAVs, two command-and-control centers for smart city management and completed over 50 aerial media performances. As of June 3, 2019, we had unfilled purchase orders for 33 passenger-grade AAVs that we expect to deliver by the end of 2019. As we continue to refine and commercialize our passenger-grade AAVs and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop AAV commercial applications in new industries.

We experienced rapid growth while at the same time improving our cost efficiency. Our revenues increased by 109.8% from RMB31.7 million in 2017 to RMB66.5 million (US$9.7 million) in 2018. Our net loss decreased by 7.06% from RMB86.6 million in 2017 to RMB80.5 million (US$11.7 million) in 2018.

Key Components of Results of Operations

Revenues

We generate revenues from air mobility solutions, smart city management solutions, aerial media solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Air mobility solutions	—	—	3,109	452	4.7
Smart city management solutions	1,229	3.9	30,455	4,429	45.8
Aerial media solutions	18,197	57.4	31,275	4,549	47.0
Others	12,269	38.7	1,648	240	2.5

Total	31,695	100.0	66,487	9,670	100.0

Revenues are recognized net of return allowances and VAT. Return allowances, which reduce total revenues, are estimated based on historical experience.

Air mobility solutions. Revenues from air mobility solutions consist of revenues from (i) sales of passenger-grade AAVs and (ii) provision of logistics services. We recognize revenues from sales of passenger-grade AAVs when the AAVs are delivered and collectability is reasonably assured. We determine collectability by performing a credibility assessment of the customers based on their past payment records or operating results.

Smart city management solutions. Smart city management solutions mainly include (i) design and development of command-and-control systems and related facilities, and (ii) sale of AAVs and other related products. For design and development of command-and-control systems and related facilities, we recognize revenues using a percentage of completion method. We typically enter into project contracts with customers, according to which they pay project fees based on the agreed schedule.

Aerial media solutions. We recognize revenues from aerial media solutions when the aerial media performance is fulfilled by us. The service fee for each performance is determined mainly by the length of performance, complexity, number of AAVs involved, manpower and regulatory requirements.

Others. We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. We recognize revenues from others when the consumer drones are delivered and the title and risk of the drones have been transferred to the customers. We started to phase out our consumer drone business in late 2016.

We expect that our revenues will continue to increase as we continue to fulfill existing orders for passenger-grade AAVs and perform our logistics contracts, secure new orders for our air mobility solutions, expand our smart city management and aerial media solutions and expand our commercial solutions and sales network. We expect that revenues generated from air mobility solutions will increase substantially in both domestic and international markets.

Costs of revenues

Costs of revenues mainly consist primarily of aerial vehicles material and manufacturing costs, construction costs of smart city management solutions, depreciation, rental fees, payroll and related costs of operations.

We expect that our costs of revenues will increase in the foreseeable future as we increase our AAV sales volume and expand our commercial solutions business.

Operating expenses

Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Sales and marketing expenses	30,357	22.6	20,174	2,934	17.3
General and administrative expenses	35,387	26.3	35,939	5,227	30.9
Research and development expenses	68,669	51.1	60,276	8,767	51.8

Total operating expenses	134,413	100.0	116,389	16,928	100.0

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel in sales and marketing.

General and administrative expenses. Our general and administrative expenses mainly consist of payroll and related costs for employees in general corporate functions, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

Research and development expenses. Our research and development expenses mainly consist of payroll and benefits for our research and development personnel, as well as expenses associated with our research and development activities. Research and development expenses constitute the largest component of our total operating expenses.

Other operating income

Other operating income mainly consists of financial subsidies that we received from provincial and local governments for operating our business in their jurisdictions in compliance with certain promoted policies.

Other income

In 2017, other income primarily represented income we received for a series of facilitating services in the acquisition of the land use right on behalf of a third-party buyer. We recorded a gain of RMB44.0 million, which represented the cash consideration and the fair value of the equity interests received, and we accounted for the 5% equity interest as a cost method investment.

Other expense

Other expense mainly consists of a one-off impairment loss relating to an investment in 2018.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain arising in Cayman Islands.

Hong Kong

Our wholly-owned subsidiary, Ehfly, incorporated in Hong Kong, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Ehfly is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Ehfly to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2017 or 2018.

PRC

Under the Enterprise Income Tax Law, or the EIT Law, our PRC subsidiaries, the VIE and its subsidiaries are subject to a statutory income tax rate of 25%. EHang Intelligent, EHang GZ and EHang Egret have each been qualified as a high and new technology enterprise, or HNTE, since December 2017, November 2016 and November 2018 respectively, and are eligible for a 15% preferential tax rate, which will expire in December 2020, November 2019 and November 2021 accordingly.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Under the EIT Law, research and development expenses that have not formed intangible assets are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, according to the Notice on Raising the Ratio of Deduction of Research and Development Expenses effective on September 20, 2018, an enterprise is allowed an additional 75% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 175% of the costs of the intangible assets.

Dividends, interests, rent or royalties payable by our PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our total revenues, for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Total revenues	31,695	100.0	66,487	9,670	100.0
Costs of revenues(1)	(27,511)	(86.8)	(32,740)	(4,762)	(49.2)

Gross profit	4,184	13.2	33,747	4,908	50.8

Operating expenses:
Sales and marketing expenses(1)	(30,357)	(95.8)	(20,174)	(2,934)	(30.3)
General and administrative expenses(1)	(35,387)	(111.6)	(35,939)	(5,227)	(54.1)
Research and development expenses(1)	(68,669)	(216.7)	(60,276)	(8,767)	(90.7)

Total operating expenses	(134,413)	(424.1)	(116,389)	(16,928)	(175.1)

Other operating income	4,312	13.6	8,293	1,206	12.5

Operating loss	(125,917)	(397.3)	(74,349)	(10,814)	(111.8)
Other income/(expense):
Interest income	174	0.5	1,057	154	1.6
Interest expenses	—	—	(564)	(82)	(0.8)
Foreign exchange gain	440	1.4	70	10	0.1
Loss on deconsolidation of subsidiaries	(45)	(0.1)	—	—	—
Other income	44,113	139.2	1,690	246	2.5
Other expense	(156)	(0.5)	(8,129)	(1,183)	(12.2)

Total other income/(expense)	44,526	140.5	(5,876)	(855)	(8.8)
Loss before income tax and share of net loss from an equity investee	(81,391)	(256.8)	(80,225)	(11,669)	(120.7)

Income tax expenses	(5,184)	(16.4)	(76)	(11)	(0.1)
Loss before share of net loss from an equity investee	(86,575)	(273.2)	(80,301)	(11,680)	(120.8)

Share of net loss from an equity investee	—	—	(162)	(24)	(0.3)

Net loss	(86,575)	(273.2)	(80,463)	(11,704)	(121.0)

Note:

(1)	Share-based compensation was allocated in operating expenses as follows:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Costs of revenues	1,024	707	103
Sales and marketing expenses	2,851	1,932	281
General and administrative expenses	16,400	11,606	1,688
Research and development expenses	11,889	8,055	1,171

Total	32,164	22,300	3,243

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenues

Our total revenues increased by 109.8% from RMB31.7 million in 2017 to RMB66.5 million (US$9.7 million) in 2018, primarily attributable to the substantial increases in revenues generated from smart city management solutions and aerial media solutions.

Revenues from smart city management solutions significantly increased from RMB1.2 million in 2017 to RMB30.5 million (US$4.4 million) in 2018, primarily due to the significant revenues from two major command-and-control center development projects, one in Shaoguan and one in Lianyungang, which we started in 2018.

Revenues from aerial media solutions increased by 71.9% from RMB18.2 million in 2017 to RMB31.3 million (US$4.5 million) in 2018, primarily due to an increase in the number of aerial media performances from 19 in 2017 to 32 in 2018.

To a lesser extent, the increase in our revenues was also due to the increase in our passenger-grade AAV sales and provision of logistics services. We started generating revenues from logistics services in 2018 through our cooperation with Yonghui Group and other business partners.

The revenue increases described above were partially offset by a decrease in other revenues, mainly consumer drone sales, from RMB12.3 million in 2017 to RMB1.6 million (US$0.2 million) in 2018, as we continued to phase out this part of our business.

Costs of revenues

Our costs of revenues increased by 19.0% from RMB27.5 million in 2017 to RMB32.7 million (US$4.8 million) in 2018, primarily due to the substantial increase in costs related to our smart city management solutions, as we worked on two major development projects in 2018.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased significantly from RMB4.2 million in 2017 to RMB33.7 million (US$4.9 million) in 2018. Our gross profit margin increased from 13.2% in 2017 to 50.8% in 2018 primarily due to the gradual discontinuation of our loss-making consumer drone business and the rapid growth of our aerial media solutions business, which has a relatively high gross profit margin.

Operating expenses

Our operating expenses decreased by 13.4% from RMB134.4 million in 2017 to RMB116.4 million (US$16.9 million) in 2018, primarily due to the decreases in sales and marketing expenses as well as research and development expenses.

Sales and marketing expenses. Sales and marketing expenses decreased by 33.5% from RMB30.4 million in 2017 to RMB20.2 million (US$2.9 million) in 2018, primarily due to the reduction in sales and marketing expenses by our operating entities in the United States and Germany. These entities were primarily engaged in consumer drone sales. We closed down the operations of these entities by the end of 2017 as we shifted our strategic focus to passenger-grade AAVs and AAV commercial solutions.

General and administrative expenses. General and administrative expenses were largely stable, increasing by 1.4% from RMB35.4 million in 2017 to RMB35.9 million (US$5.2 million) in 2018.

Research and development expenses. Research and development expenses decreased by 12.2% from RMB68.7 million in 2017 to RMB60.3 million (US$8.8 million) in 2018 primarily because we incurred extra expenses in 2017 in relation to a customized chip design project that was contracted to a third-party development team.

Other operating income

Other operating income increased by 92.3% from RMB4.3 million in 2017 to RMB8.3 million (US$1.2 million) in 2018, primarily due to an increase in financial subsidies that we received from PRC local governments, particularly in connection with our research and development and other operating activities.

Interest income

We recorded interest income of RMB1.1 million (US$0.2 million) in 2018 and RMB0.2 million in 2017, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Interest expenses

We did not incur interest expenses in 2017. We recorded interest expenses of RMB0.6 million (US$0.08 million) in 2018, which were related to a bank loan and loans from third parties.

Other income

Other income decreased from RMB44.1 million in 2017 to RMB1.7 million (US$0.2 million) in 2018, because most of our other income in 2017 was derived from a series of facilitating services in the acquisition of the land use right from the Guangzhou government on behalf of a third-party buyer.

Other expenses

Other expenses increased from RMB0.2 million in 2017 to RMB8.1 million (US$1.2 million) in 2018, because we recorded a one-off impairment loss relating to an investment in 2018.

Income tax expenses

Our income tax expenses decreased from RMB5.2 million in 2017 to RMB76 thousand (US$11 thousand) in 2018. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2017 and 2018. The income tax expenses in 2017 were primarily in connection with the withholding tax accrued for the facilitating services provided to a third party in connection with its acquisition of a certain land use right.

Net loss

As a result of the foregoing, our net loss decreased by 7.0% from RMB86.6 million in 2017 to RMB80.5 million (US$11.7 million) in 2018.

Liquidity and Capital Resources

Cash flows and working capital

We had net cash used in operating activities of RMB38.4 million and RMB43.4 million (US$6.3 million) in 2017 and 2018, respectively. Our primary sources of liquidity have been proceeds from preferred share issuance, customer advances and short-term bank borrowings. As of December 31, 2018, we had RMB61.5 million (US$8.9 million) in cash and cash equivalents, of which approximately 60% were held in Renminbi and the remainder was held in U.S. dollars and other currencies. Our cash and cash equivalents consist primarily of cash in bank and financial products, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

A substantial majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering into our PRC operations for research and development, selling and marketing, expanding production capacity and general corporate purposes within the business scopes of our PRC subsidiaries, our VIE and its subsidiaries. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(38,432)	(43,410)	(6,313)
Net cash (used in)/provided by investing activities	(51,068)	25,751	3,745
Net cash provided by financing activities	34,300	16,000	2,327
Effect of exchange rate changes on cash and cash equivalents	7,677	1,723	251

Net (decrease)/increase in cash and cash equivalents	(47,523)	64	10
Cash and cash equivalents at the beginning of the year	108,978	61,455	8,938

Cash and cash equivalents at the end of the year	61,455	61,519	8,948

Operating activities

Net cash used in operating activities in 2018 was RMB43.4 million (US$6.3 million). This amount was primarily attributable to net loss of RMB80.5 million (US$11.7 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB22.3 million (US$3.2 million), one-time impairment loss relating to an investment of RMB8.0 million (US$1.2 million) and depreciation and amortization of RMB5.6 million (US$0.8 million), and a net decrease of RMB0.7 million (US$0.1 million) in working capital that affected operating cash flows. The net decrease in working capital was primarily attributable to an increase of RMB18.4 million (US$2.7 million) in cost and estimated earnings in excess of billings and a increase of RMB0.9 million (US$0.1 million) in accounts payable, partially offset by a decrease of RMB6.9 million (US1.0 million) in prepayments and other current assets, an increase of RMB6.0 million (US$0.9 million) in accrued expenses and other liabilities, and an increase of RMB4.7 million (US$0.7 million) in customer advances. The increases in cost and estimated earnings in excess of billings, accrued expense and other liabilities, and customer advances were all primarily due to the growth of our business. The decrease in prepayments and other current assets was primarily due to the refund of recoverable value-added taxes from tax authorities.

Net cash used in operating activities in 2017 was RMB38.4 million. This amount was primarily attributable to net loss of RMB86.6 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB32.2 million and depreciation and amortization of RMB4.4 million, and a net decrease of RMB14.1 million in working capital that affected operating cash flows. The net decrease in working capital was primarily attributable to a decrease of RMB25.6 million in inventories, a decrease of RMB7.3 million in prepayments and other current assets, and an increase of RMB4.9 million in unrecognized tax benefit, partially offset by a decrease of RMB18.4 million in accounts payable and a decrease of RMB9.2 million in accrued expenses and other liabilities. The decreases in inventories, prepayments and other current assets, accounts payable, and accrued expenses and other liabilities were all primarily due to the gradual discontinuation of our consumer drone business. The increase in unrecognized tax benefit was due to accrued withholding taxes for services we provided to a third party in its acquisition of certain land use right in 2017.

Investing activities

Net cash provided by investing activities in 2018 was RMB25.8 million (US$3.7 million), consisting primarily of proceeds from short-term investments on maturity, net of new purchase of short-term investments, of RMB39.0 million (US$5.7 million), partially offset by an investment as passive investor of RMB8.0 million (US$1.2 million) and purchase of property and equipment of RMB4.9 million (US$0.7 million).

Net cash used in investing activities in 2017 was RMB51.1 million, consisting of net purchase of short-term investments of RMB39.0 million and purchase of property and equipment of RMB11.8 million.

Financing activities

Net cash provided by financing activities in 2018 was RMB16.0 million (US$2.3 million), attributable to net proceeds from loans from third parties of RMB7.0 million (US$1.0 million), proceeds from a short-term bank loan of RMB5.0 million (US$0.7 million) and issuance of a subsidiary’s shares to a non-controlling interest holder of RMB4.0 million (US$0.6 million).

Net cash provided by financing activities in 2017 was RMB34.3 million, all attributable to proceeds from issuance of redeemable and convertible preferred shares.

Capital expenditures

Our capital expenditures were RMB11.8 million and RMB5.2 million (US$0.8 million) in 2017 and 2018, respectively, which were mainly used for the purchase of property and equipment for the research and development of our AAV products, as well as our operating systems and infrastructure. We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business, including for improvement and installation of equipment at our own manufacturing facility in Guangzhou, for research and development and the expansion of our sales.

Borrowing

In March 2018, China Construction Bank extended us a short-term unsecured loan in total amount of RMB5.0 million with annual interest rate of 5.87%. The loan is guaranteed by our director, Mr. Huazhi Hu, and his spouse. As of December 31, 2018, the outstanding loan amount was RMB5.0 million (US$0.7 million).

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	13,030	7,479	4,774	777	—

Our operating lease commitments relate to our leases of offices for business operation. We lease offices under non-cancelable operating lease arrangements with initial terms in excess of one year.

As disclosed in our consolidated financial statements included elsewhere in this prospectus, we recognized unrecognized tax benefits. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of United States generally accepted accounting principles and Securities and Exchange Commission rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

We are in the process of implementing a number of measures to address these material weaknesses identified, including (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures. See “Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not “opt out” of such exemptions afforded to an emerging growth company.

Holding Company Structure

Our Company, EHang, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE, our VIE and its subsidiaries in China. As a result, EHang’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange rate risk

As of December 31, 2018, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10%

appreciation of the U.S. dollar against Renminbi, from the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018 to a rate of RMB7.5631 for US$1.00, would result in an increase of RMB          million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018 to a rate of RMB6.1880 to US$1.00 would result in a decrease of RMB          million in our net proceeds from this offering.

Interest rate risk

We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Seasonality

Because of our rapid growth, our business has not experienced any clear pattern of seasonality thus far. We may, however, experience more pronounced seasonality in the future.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant estimates and assumptions.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of variable interest equity

The consolidated financial statements include the financial statements of our company, our subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances between our company, our PRC subsidiaries, the VIE and the subsidiaries of the VIE have been eliminated upon consolidation. We have conducted all of our business in China through our VIE, EHang GZ and its subsidiaries. We have effective control of our VIE through a series of contractual arrangements, including exclusive option agreements, share pledge agreements, exclusive consulting and service agreement, loan agreement, power of attorney and shareholders voting proxy, and their supplemental agreements.

Pursuant to the power of attorney entered into between the shareholders of the VIE, the VIE and our WFOE, each of the shareholders of the VIE authorized the WFOE to act on behalf of the shareholders of the VIE as our exclusive agent and attorney with respect to all matters concerning the VIE’s equity interests, including but not limited to: (1) attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint the senior management members of the VIE.

The proxy is irrevocable and continuously valid from the date of execution. Our WFOE is entitled to re-authorize or assign its rights related to the equity interest to any other person or entity at its own discretion and without giving prior notice to the shareholders of the VIE or obtaining their consents. In 2019, our WFOE reassigned its rights under the power of attorney to us.

As a result, we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and consolidated the financial results of the VIE and its respective subsidiaries in our consolidated financial statements accordingly. Revenues generated by the VIE and its subsidiaries accounted for approximately 74.9% and 95.4% of our consolidated total, for which we are the primary beneficiary, revenues for the years ended December 31, 2017 and 2018, respectively.

Any changes in PRC laws and regulations that affect our ability to control the VIE might preclude us from consolidating the entity in the future. We will continually evaluate whether we are the primary beneficiary of our VIE as facts and circumstances change.

Revenue recognition

Our revenues are primarily derived from sale of AAVs and related commercial solutions, mainly including air mobility solutions, smart city management solutions, and aerial media solutions. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or the good is delivered and collectability of the related fee is reasonably assured under ASC 605-10 (“ASC 605-10”), Revenue Recognition: Overall. Revenues are presented net of taxes collected on behalf of the government. We do not separately bill our customers for shipping and handling fees and charges. We elect to record the costs incurred for shipping and handling in sales and marketing expenses in our consolidated statements of comprehensive loss. Such costs were not significant for the years ended December 31, 2017 and 2018.

Air mobility solutions

We recognize passenger-grade AAVs sales based on firm customer orders with fixed terms and conditions, including price, net of discounts, if any. We recognize revenue when delivery has occurred and collectability is determined to be reasonably assured. We determined that delivery has occurred when the goods are delivered to the customers and we receive acknowledgement receipts. We further determined that collectability is reasonably assured by performing an assessment of credibility of our customers based on their past payment records or operating results, if applicable. We do not provide our customers with any price protection and only provide the right of return for defective goods in connection with our warranty policy.

Smart city management solutions

Revenues generated from designing, building, and delivering customized integrated command-and-control centers are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building and delivering customized integrated command-and-control centers are legally enforceable and binding agreements between us and customers. The duration of contracts depends on the contract size and ranges from six months to one year, excluding the warranty period. In accordance with ASC 605-35 (“ASC 605-35”), Revenue Recognition—Construction-Type and Production-Type Contracts, recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage-of-completion) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the command-and-control center contract. Revisions in the estimated total costs of command-and-control center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

We review and update the estimated total costs of command-and-control center contracts periodically. We account for revisions to contract revenue and estimated total costs of command-and-control center contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers.

Aerial media solutions

We generate revenue by providing aerial media performance services which allow multiple smart control-based UAVs to demonstrate and transform their formation to display diversified messages and images in specific airspace, that is tailor made based on different branding or advertising requirements. We use self-produced drones and customizes the fleet formation performances based on customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered.

Others

We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized when the consumer drones are delivered and the title and risk of the drones have been transferred to the customers. We started to phase out the consumer drone business in late 2016.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

Share-based compensation

We apply ASC 718 (“ASC 718”), Compensation—Stock Compensation to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards granted to employees are restricted share units and classified as equity awards.

We have elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. We, with the assistance of an independent third party valuation firm, determined the grant date fair value of the restricted share unit using an income approach. We early adopted Accounting Standard Update (“ASU”) ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. There was no material cumulative-effect adjustment to opening retained earnings.

We adopted the 2015 Plan that was approved by the board of directors. Under the 2015 Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, restricted share units and share options) is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors.

Our board of directors granted a total of 7,207,335 restricted share unit to our employees under the 2015 Plan and no awards were subsequently granted in 2017 and 2018. The RSUs are subject to service conditions and vest over a four-year period starting from an individual’s employment date.

The following table sets forth the information relating to the restricted share units unvested in the years ended December 31, 2017 and 2018:

	Number of restricted share units	Weighted- average fair value on grant date (US$)
Year ended December 31, 2017	3,197,626	2.0941
Year ended December 31, 2018	1,557,176	2.0941

Share based compensation expenses recognized for restricted share units for the years ended December 31, 2017 and 2018 were RMB32.2 million and RMB22.3 million (US$3.2 million), respectively. The total fair value of restricted share units vested during the years ended December 31, 2017 and 2018 was US$4.8 million and US$3.3 million, respectively. As of December 31, 2018, there was RMB12.8 million (US$1.9 million) of unrecognized share based compensation cost related to restricted share units which is expected to be recognized over a weighted average vesting period of 0.65 years.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of Commercial UAV Market

A UAV is an aircraft without a human pilot aboard. Commercial uses for UAVs include urban air mobility, smart city management, aerial media and other applications, such as inspection services for agriculture and the oil and gas industry. The diagram below illustrates the different categories of commercial uses for UAVs:

Most UAVs are ground-piloted by human operators, but the push for UAVs to fulfill large commercial scale applications has led to the development of AAVs, autonomous UAVs that fly by autopilot or are remotely controlled by computers beyond the visual line of sight, using autopilot and flight control systems, deep learning based object detection systems, advanced artificial intelligence algorithms and other technologies.

According to Frost & Sullivan, the global commercial UAV market was US$3.7 billion in 2018 and is expected to grow to US$103.7 billion in 2023, representing a CAGR of 95%. China is leading the commercial UAV market and is expected to account for 48% of the global market in 2023. The chart below sets forth the commercial UAV market size for China and the rest of the world:

Commercial UAV Market Size

Urban Air Mobility

Urban air mobility is an emerging form of air transportation service that uses UAVs to provide passenger transportation and logistics services in low-altitude airspace within or around an urban area.

Passenger Transportation

Passenger-grade AAVs have the potential to provide an alternate, fast, safe, efficient and environmentally-friendly means of transportation, particularly for short- to medium-distance travel. According to Frost & Sullivan, the global passenger urban air mobility market is expected to grow at a CAGR of 531% from US$0.3 million in 2018 to US$3.0 billion in 2023. Passenger-grade AAVs are expected to be used in a wide variety of scenarios, such as daily commuting, sightseeing, search and rescue, and emergency and disaster response.

Global Passenger Urban Air Mobility Market Size(1)

Note:
(1)	Includes the sale of hardware and supporting software, and the provision of passenger-grade AAV related services.

The key drivers for the future growth of the passenger urban air mobility market include:

•	Increasing traffic congestion;

•	Advancement of technologies in aviation and battery;

•	Increasing public acceptance of urban air mobility;

•	Developing telecommunication and ground infrastructure; and

•	Increasing public awareness of environmental protection.

Logistics

UAVs are ideal for short- to medium-distance logistics delivery and potentially long-haul transportation. The logistics urban air mobility market is at a nascent stage, with several companies having successfully completed their first pilot delivery programs. With rising labor cost related to ground transportation and the continued advancement in AAV technology, logistics solutions based on AAVs are expected to become more popular in the future.

According to Frost & Sullivan, the global logistics urban air mobility market is expected to reach US$46.0 billion by 2023 and by China is projected to be the largest logistics urban air mobility market in the world in 2023, accounting for 45% of the global logistics UAV market.

Logistics Urban Air Mobility Market Size

The key drivers of the logistics urban air mobility market include:

•	Growing prevalence of e-commerce;

•	Unmet logistics demands in remote areas;

•	Technological upgrades in key components and control systems;

•	Increasing traffic congestion; and

•	Developing telecommunication and ground infrastructure support.

Smart City Management Solutions

UAVs can be deployed to perform various tasks in city management. Governments in China and overseas have applied UAVs in fire control, environmental monitoring, power line inspection, traffic management and others. As technology continues to advance, UAVs are expected to have broader applications in city management.

According to Frost & Sullivan, the market size of UAV-based smart city management solutions in China is expected to increase from US$788.8 million in 2018 to US$16.9 billion in 2023, and the corresponding global market size is expected to increase from US$1.1 billion in 2018 to US$27.7 billion 2023, representing a CAGR of 90%.

Smart City Management Market Size

The growth of the smart city management solutions market is mainly driven by the following factors:

•	Increasing demand for higher-quality public services;

•	Governmental cost-saving and efficiency initiatives; and

•

Continuous technological upgrades in internet of things, or IoT, cloud computing, battery technology, calculation speed of chips, intelligent sensors, embedded software and smart recognition technology, among others.

Governments have shown growing demand for more automated, one-stop solutions that integrate UAV applications in various public services, enabling centralized management, cost reduction and higher operating efficiency.

Aerial Media Solutions

Aerial media solutions, also known as fleet formation performances, refer to using large fleets of light-emitting UAVs, to create dynamic 2D or 3D choreographed light shows in the sky. Aerial media is an innovative way of delivering original advertising and entertainment with minimal environmental impact. Aerial media has been used in advertisements and large-scale celebratory events. Compared to traditional firework performances, aerial media is more original, versatile and environmentally friendly.

The aerial media solutions market is expanding rapidly, especially in China. According to Frost & Sullivan, the global aerial media solutions market reached US$18.1 million in 2018 and is expected to increase to US$334.3 million in 2023, representing a CAGR of 79%. China is expected to account for 68.4% of the global aerial media solutions market in 2023.

Aerial Media Solutions Market Size

The growth of the aerial media solutions market is mainly driven by the following factors:

•	Continued advancement in UAV technologies that enable complex, large-scale UAV fleet formations;

•	Growing public environmental awareness; and

•	Demands for more innovative, novel, impactful form of advertisement and entertainment.

Aerial media solutions require advanced technology, particularly on the capability to program and control a large fleet of UAVs simultaneously. Other core technological requirements for aerial media solutions include precise positioning, safety mechanisms, diverse formation patterns, electronic fences, communication redundancy, remote control and battery life.

Other Applications

Commercial UAVs have a variety of other potential applications that will continue to expand as technology advances. Some of the more prevalent applications include oil pipeline inspection, forest inspection, and agricultural applications. According to Frost & Sullivan, the global market for these other applications reached US$2.6 billion in 2018 and is expected to increase to US$26.6 billion in 2023, representing a CAGR of 59%.

Commercial UAV in Other Applications Market Size

BUSINESS

Mission

Our mission is to make safe, autonomous and eco-friendly air mobility accessible to everyone.

Overview

We are an autonomous aerial vehicle technology platform company. We pioneer the future of transportation through our proprietarily developed AAVs, and related commercial solutions. We believe we are the first in the world to launch passenger-grade AAVs, setting a new milestone in AAV technology.

In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, cost-effective and easy-to-use air mobility solution one step closer to reality when we unveiled our first passenger-grade AAV in 2016. Our AAVs require minimal space for vertical take-off and landing, expanding urban travel to the three-dimensional space. We believe AAV technology will transform the future of transportation, improving lives and creating new industries.

We design, develop, manufacture and sell AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics, smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

Passenger Transportation	Logistics

Smart City Management	Aerial Media Solutions

We are the first mover in AAV technology. In January 2016, we unveiled the world’s first passenger-grade AAV, EHang 184, a single-seat model, at CES. In March 2018, we delivered a unit of our dual-seat EHang 216 to a customer. We believe this was the world’s first delivery of a passenger-grade AAV. In addition, we have developed a number of non-passenger-grade AAV models suitable for a variety of industrial and commercial applications.

Unlike manually controlled UAVs, our intelligent AAVs can fly and operate autonomously. Our proprietary in-flight operating systems and on-the-ground infrastructure enable reliable control of a large number of AAVs. The operating systems installed on each AAV consist of an autopilot and flight control system, communication systems, a battery management system and a safety management system. Our on-the-ground infrastructure consists primarily of command-and-control systems, handheld and computer-based control units AAV charging equipment.

Our strong in-house research and development capabilities underpin our leadership and support our innovation. As of December 31, 2018, our 103-member research and product development team represented approximately half of our total employees. Our research and development efforts are led by our co-founder, chairman and chief executive officer, Mr. Huazhi Hu, one of the pioneers and leaders in the global AAV industry. Our key research and development team includes personnel with strong backgrounds in electrical engineering, aerospace engineering, mechanical engineering, automation, material engineering and software development. As of December 31, 2018, we had 129 issued patents in China, many of which relate to our core technologies, such as flight control and command-and-control systems.

We strive to design safe, reliable and functional products. At our design and testing center, we have pioneered a multitude of AAV flight tests, including climbing flight tests, high maneuverability flight tests, speed tests, night flying tests, as well as flight tests in harsh weather conditions. We have conducted over 2,000 passenger-grade AAV flight tests, including in strong winds of up to 70 km per hour and in fog with a visibility of approximately 50 meters.

Significant Market Opportunities

The market opportunities created by our technology are significant. According to Frost & Sullivan, the nascent global passenger-grade AAV market is expected to grow from US$0.3 million in 2018 to US$3.0 billion in 2023, and the global addressable market for AAV commercial solutions is expected to grow from US$3.7 billion in 2018 to US$103.7 billion in 2023. To capture the significant growth potential in the AAV market, we strive to continue to innovate and expand the boundaries for air-based mobility.

Orders, Delivery and Financial Results

As of June 3, 2019, we had delivered ten passenger-grade AAVs for testing, training and demonstration purposes, developed two command-and-control centers for smart city management, and completed over 50 aerial media performances. As of June 3, 2019, we had unfilled purchase orders for 33 passenger-grade AAVs that we expect to deliver by the end of 2019.

Our revenues increased by 109.8% from RMB31.7 million in 2017 to RMB66.5 million (US$9.7 million) in 2018. Our net loss decreased by 13.4% from RMB86.6 million in 2017 to RMB75.0 million (US$10.9 million) in 2018. In 2018, revenues generated by urban air mobility (which includes passenger transportation and logistics), smart city management and aerial media solutions were RMB3.1 million (US$0.5 million), RMB30.5 million (US$4.4 million) and RMB31.3 million (US$4.5 million), representing 4.7%, 45.8% and 47.0% of our total revenues, respectively.

Our Strategies

We intend to pursue the following strategies to achieve our mission:

Extend Our Technological Leadership

We plan to continue to invest in technological innovation to cement our leadership in AAV technologies and establish ourselves as the industry benchmark for AAV commercial solutions. We will continue to attract talent from around the world to expand our talent pool and drive innovation.

Expand Development and Manufacturing Capabilities

We plan to expand our existing engineering and manufacturing facilities and develop new ones in China. We may also develop manufacturing facilities in other countries or cooperate with local manufacturing partners to fulfill orders from international customers.

Expand Our AAV Portfolio and Strengthen Our Platform

We plan to continue to expand our AAV portfolio and optimize our existing AAV models. We will develop future AAV models for different uses. We will continue to develop our technology platform and ancillary products and services to strengthen our ability to provide end-to-end AAV commercial solutions that address the needs of our customers.

Continue Commercialization and Promote Adoption

We will continue to commercialize our AAV technology and solutions and promote adoption worldwide. We plan to work closely with local partners and regulatory agencies to foster and grow the commercial AAV market.

Explore New Monetization Opportunities

We plan to explore new monetization opportunities by leveraging our AAV technology platform. For example, we may charge recurring fees for our operational and maintenance services for our AAVs. We may also enter into revenue sharing arrangements with customers to capture greater business opportunities.

Pursue Strategic Partnerships in Production and Technology

We intend to explore and pursue suitable strategic partnerships that can strengthen our production and technological capabilities. We may co-develop new AAV models in collaboration with international industry leaders.

Our Business

Our business is built on our technology platform comprising our AAVs and AAV operating systems and infrastructure through which we provide AAV commercial solutions.

Our AAVs

Our AAVs consist of single-seat and dual-seat passenger-grade AAVs, and non-passenger-grade AAVs. Our passenger-grade AAV models, including EHang 216 and EHang 116, are designed for short- to medium-distance air transportation. Our non-passenger-grade AAV models, including Falcon B, GD 2.0X and V100, are designed for a variety of commercial applications, such as logistics, smart city management and aerial media solutions.

We strive to design safe, reliable and functional AAVs. We adopt aerodynamic designs in our AAV construction to reduce wind resistance and to maximize safety. Our AAVs are constructed using carbon fiber, composite materials and aviation-grade aluminum alloy to ensure strength, safety and high-level performance. For our passenger-grade AAVs, we adopt a distributed electric propulsion configuration with 16 independent motors and propellers coaxially mounted on eight arms. We have designed a modularized structure with an upper cabin for passengers and goods and a lower compartment to house major components and sub-systems to ensure structural safety and ease of customization for different applications.

Passenger-grade AAVs

We have developed three models of passenger-grade AAVs, EHang 184, EHang 216 and EHang 116. In January 2016, we announced EHang 184, a single-seat model and the world’s first passenger-grade AAV. In 2018, we announced EHang 216, our dual-seat passenger-grade AAV model, and EHang 116, our enhanced single-seat passenger-grade AAV model, which replaced the EHang 184. Our passenger-grade AAVs can also be customized for large-payload logistics services to meet market demand.

The following table sets forth selected information about our passenger-grade AAVs that are currently in production:

	EHang 216	EHang 116

Commercialization Status	Ten units have been delivered to customers for testing, training and demonstration purposes	Initial deliveries are expected in the second half of 2019 for testing and training purposes

Design	Dual seats, 16 independent motors and propellers over eight arms	Single seat, 16 independent motors and propellers over eight arms

Applications	Passenger transportation, logistics and others	Passenger transportation, logistics and others

Specifications

Maximum speed	130 km/h	130 km/h

Cruising speed	100 km/h	100 km/h

Designed flight time with maximum payload	21 minutes	19 minutes

Designed flight distance with maximum payload	35 km	31 km

Maximum payload	220 kg	140 kg

Maximum altitude (above sea level)	3,000 meters	3,000 meters

Time to full charge (standard charging)	≤ 120 minutes	≤ 120 minutes

Each of our streamlined passenger-grade AAVs is equipped with a large panoramic windshield for wide vision and two gull-wing doors. The interior design of our AAVs boasts simplicity, comfort and convenience. Passengers can select their destinations from several pre-programmed options through an intuitive operating interface embedded in a 12-inch control panel in front of their seats.

Passenger Cabin	Operating Interface

Non-passenger-grade AAVs

We offer small and medium-sized non-passenger-grade multi-rotor AAVs, including Falcon B, GD 2.0X, and V100. They are designed to operate below 1,000 meters, are capable of resisting unfavorable environmental conditions and fulfilling a variety of commercial missions. We are also developing large non-passenger grade AAVs with fixed wings, such as EH580 and FS200, which are designed for long-distance and heavy-payload applications.

The following table sets forth selected information about our non-passenger-grade AAVs that are currently in production:

	Falcon B	GD 2.0X	V100

Design	Four-arm co-axial octorotor configuration	Quadrotor configuration	Quadrotor & fixed-wing hybrid configuration

Applications	Surveillance, fire extinguishment, and last-mile delivery	Surveillance and last-mile delivery	Surveillance, power line inspection and medium-range delivery

Operating modes	Standalone operations; command-and-control center operated	Command-and-control center operated	Standalone operations; command-and-control center operated

Specifications

Maximum speed	80 km/h	80 km/h	100 km/h

Designed flight time with maximum payload	17 minutes	19 minutes	1 hour

Designed flight distance with maximum payload	19 km	10 km	80 km

Maximum payload	5 kg	0.45 kg	2 kg

Time to full charge	≤ 90 minutes	≤ 90 minutes	≤ 90 minutes

Non-passenger-grade AAVs are used in our smart city management and aerial media solutions. We sell non-passenger-grade AAVs on a standalone basis or together with our command-and-control centers in our smart city management solutions.

Our AAV Operating Systems and Infrastructure

We have proprietary in-flight operating systems installed in our AAVs and on-the-ground infrastructure that we have designed to allow our AAVs to operate in various scenarios. Our AAV operating systems and infrastructure for different AAV commercial solutions share the same underlying technological architecture.

Our AAV operating systems include an autopilot and flight control system, a communication system, a battery management system and a safety management system, among other things. The AAV operating systems are installed on each of our AAVs to enable autopilot, navigation, real-time control and performance adjustment. Human control can be exercised from the ground using smartphones, tablets or computers as well as through our command-and-control system, meeting the varied demands of our customers.

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Autopilot and Flight Control System, Including Course Correction and Traffic Avoidance. The autopilot and flight control system enables the autonomous operation of our AAVs without a human operator and helps to ensure that our AAVs fly in a pre-determined inverted U-shape path from the origin to the destination with precise vertical take-off and landing. Our autopilot and flight control system collects and analyzes data from sensors installed on our AAVs, including accelerometers, gyroscopes, magnetic compass, barometers, visual sensors, Global Navigation Satellite System (GNSS) receivers and millimeter wave radars. Informed by the extensive data collected by these sensors, our AAVs use advanced algorithms to make intelligent navigation decisions, including correcting courses, adapting to weather conditions and avoiding obstacles during flight.

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Communication System. We have developed proprietary network protocols based on advanced communication technologies to support cloud-based information exchanges between our AAVs and ground control. We install our proprietary communication module with LTE transceivers on our AAVs to take full advantage of high-speed wireless networks. We use an ultra-long-distance transmission link for the communication of controls and flight data between our AAV and command-and-control centers in real time.

Our communication system is secured with data-encryption technologies for data security. We also use redundant data transmission links, which enable us to switch to a backup communication system if the primary system is breached.

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Battery Management System. Our intelligent battery management system, or BMS, is an industrial-grade solution that monitors all parameters of AAV batteries, including temperature, capacity and voltage. The core of our BMS is the self-adaptive smart battery management algorithm that optimizes the balance between performance and battery life and provides accurate predictions based on data and analysis of flight status. To ensure effective management of battery performance and battery life, an onboard battery management unit transmits real-time BMS data to the flight control system and command-and-control centers.

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Safety Management System. Our AAVs use full-redundancy safety technology in their flight control systems, sensors, propulsion systems and battery management systems. Our proprietary redundancy control algorithms are based on a real-time voting mechanism. Our passenger-grade AAVs are designed with distributed electric propulsion, or DEP, an advanced propulsion technology defined by NASA with an aim of achieving the highest level of safety through redundancy and efficiency. In the event of malfunction of certain parts of our AAVs, the operating systems automatically activate the backup components to ensure proper functioning and performance of our AAVs.

Our infrastructure consists of command-and-control centers, handheld and computer-based control units, and AAV charging equipment, among other things. Although some of our non-passenger-grade AAVs can be operated on a standalone basis, the full functionalities of our AAVs require the support of our infrastructure. For early adopters of our air mobility solutions, we generally provide them with the required software free of charge. We may start charging customers for such software and related services in the future. For smart city management, we can provide customers with all required software and hardware products as a turnkey solution.

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Command-and-Control System. We have extensive expertise in command-and-control systems. According to Frost & Sullivan, we were the first company to successfully build an integrated command-and-control center for smart city operation and management that centrally coordinates a wide range of AAV applications. Powered by advanced low-altitude AAV control technology, our command-and-control systems allow for adaptability and scalability. Through continuous uplinks maintained between AAVs and the command-and-control center, our system can simultaneously control more than 1,000 non-passenger-grade AAVs with precision and accuracy to complete pre-defined actions and movements.

Our command-and-control system can accurately monitor flight status, dispatch air traffic, effect pre-warning and contingency measures, control the AAV network and record flight data. The system ensures that our AAVs fly in predetermined routes and maintain smooth and efficient operation even in extreme weather. It also has the capability to monitor and detect irregularity in the status and operation of our AAVs and to activate contingency measures to restrict and limit actions or movements of our AAVs in emergency situations.

•	EHang Play App. For standalone operations, some of our non-passenger-grade AAVs, such as GD 2.0X, can also be individually controlled by our smartphone- or tablet-based controller app.

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Charging Equipment. Our passenger-grade AAVs can be charged with our charging stations. We have also developed a charging platform powered by fast charging technology for our non-passenger-grade AAVs. The waterproof and dustproof charging platform can monitor real-time charging status and battery health. Our charging platform is expected to be put into service as a part of our smart city management solutions and we plan to initially deploy these platforms in Chinese cities, such as Lianyungang and Shaoguan, in 2019.

Command-and-Control System	Command-and-Control Center	Charging Platform

Our AAV Commercial Solutions

Urban Air Mobility

Passenger Transportation

Our passenger-grade AAVs offer a safe and efficient option for short- to medium-distance transportation. They fly autonomously and land with precision. With an intuitive and user-friendly application system on board, passengers can select their destinations from several pre-programmed options.

The following illustration sets forth the vision of our passenger transportation solution:

We have delivered a passenger-grade AAV to a tourism operator for testing and training purposes. We expect to deliver 22 additional passenger-grade AAVs for sightseeing by the end of 2019.

Logistics

Both our non-passenger-grade and passenger-grade AAVs are capable of providing logistics services, with a focus on last-mile deliveries. Our AAVs are designed to operate a few hundred feet above the ground to carry and deliver goods and cargo. In addition to offering AAVs, we also design and develop customized logistics solutions and command-and-control systems on the back-end. The target customers of our logistics solutions are logistics or delivery service providers.

Partnership with Yonghui	Partnership with DHL

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Cooperation with Yonghui. In June 2018, we entered into a cooperation agreement with Yonghui Superstores, or Yonghui Group, one of China’s largest supermarket chains, for a pilot project for smart retailing and aerial grocery delivery services. Our cooperation with Yonghui Group marked the first urban UAV logistics/delivery air routes approved by authorities in China. In June 2018, we and Yonghui Group began pilot services at its Super Species Guangzhou M+Park Store, a 600-square-meter smart retail store dedicated to providing fresh foods to adjacent residential communities.

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Cooperation with DHL-Sinotrans. In February 2019, we entered into a comprehensive unmanned delivery service contract with DHL-Sinotrans, a joint venture between DHL Express and Chinese logistics company Sinotrans. In May 2019, we announced that DHL-Sinotrans and we jointly launched a fully automated and intelligent smart drone delivery solution to tackle the last-mile delivery challenges in urban areas of China. In the same month, we started delivery services with our Falcon B AAVs for a DHL-Sinotrans customer along a customized flight route of approximately 8 km.

Smart City Management Solutions

Lianyungang Command-and-Control Center	Shaoguan Command-and-Control Center

Our smart city management solutions encompass, among other things, traffic management, public safety surveillance, emergency response and disaster relief, and forest fire inspection. We adapt our non-passenger-grade AAVs to capture live videos and images generated by attached cameras and electro-optical, infrared or other sensors. These videos and images are wirelessly transmitted to the command-and-control systems we develop for our municipal customers, enabling the operators to receive crucial information 24/7 and, to a large extent, regardless of weather conditions. Through smart city management solutions, we provide a platform for the monitoring and management of ordinary municipal functions and public facilities and utilities, as well as dealing with emergencies. According to Frost & Sullivan, we are the first company to successfully build integrated command-and-control centers that centralize and coordinate a wide range of UAV applications simultaneously.

Traffic management. Our non-passenger-grade AAVs are used for assisting with traffic management. They are capable of monitoring traffic flows during peak hours and detecting traffic accidents with high-definition (HD) cameras, as well as directing traffic with loudspeaker and headlamp modules. With the HD zooming camera and gimbal modules, our non-passenger-grade AAVs can recognize car plate numbers and identify vehicles.

Emergency response & disaster relief. Using infrared cameras, our AAVs can perform critical tasks as emergencies or disasters unfold, including transmitting real-time image and video captures and, most valuably, spotting survivors and people in need of urgent help. Our AAVs can also be deployed to deliver sustenance and other relief supplies, such as rescue ropes and life jackets, in areas that are too dangerous or difficult for ground-based rescuers to reach. In addition, where communication is required but unavailable, our AAVs can be utilized as temporary communication bases. Our AAVs also play an important role in the aftermath of disasters. They can perform functions such as assessing damages to buildings and utilities, and monitoring the status of critical infrastructure including roads, bridges and levees.

Forest fire inspection. Our AAVs add significant value to forest firefighting activities. Our AAVs can be widely used in forest surveillance, forest fire monitoring and other scenarios. Our non-passenger-grade AAVs can conduct large-scale routine forest inspections and provide high-resolution live feedback and infrared video recording. They can monitor fire in locations that are too dangerous or difficult for people to access. In addition to surveillance, our AAVs can also carry and transport emergency supplies to firefighters.

Other industrial applications. Customers can choose from a broad line-up of non-passenger-grade AAVs based on the desired freight size, distance and frequency of delivery. Our other industrial applications include (i) aerial mapping; (ii) public safety surveillance and inspection; (iii) three-dimensional modeling; (iv) remote asset inspection; and (v) news reporting. Leveraging our state-of-the-art technology, we expected our AAVs will be used in an increasing number of scenarios to address different customer needs.

As of December 31, 2018, we had built and delivered a command-and-control center for smart city management in each of Lianyungang and Shaoguan, two medium-sized cities in China. For each of the Shaoguan project and the Lianyungang project, our smart city management solutions provide, among others, traffic management, public safety surveillance, environmental inspection, emergency response and certain law enforcement services. These two command-and-control centers are currently operated by the employees of the respective customers. We provide training and other technical support to facilitate a smooth transition. We plan to offer customers operational services for subscription fees should they choose to outsource the operations of the command-and-control centers. We also sell AAVs to some smart city management customers on a standalone basis. These AAVs can be used to perform tasks such as traffic management under the control of our EHang Play mobile app.

Aerial Media Solutions

Guangzhou Fortune Global Forum	21st Anniversary of Hong Kong SAR

Xi’an May Day Celebration	Nanjing Youth Olympic Lantern Festival

We are a leading provider of aerial media solutions in China, according to Frost & Sullivan. In providing aerial media solutions, we manage and choreograph a fleet of AAVs into a series of moving images. Empowered by our broad range of proprietary navigation technology, operating systems and infrastructure, we are able to present smooth and mesmerizing AAV formations, synchronized movement and accurate display of two-dimensional and three-dimensional configurations, brand logos or messages. Our remote command-and-control capacity and auto formation flight system support diverse flight missions with varying degrees of difficulty. We utilize real-time kinematic satellite-based navigation technology, or RTK-GPS technology, to achieve centimeter-level positioning precision for our AAVs.

We enter into service agreements with our customers for provision of aerial media solutions. We normally require a prepayment equaling 50-80% of the total contract price upon signing, with the rest to be paid upon the completion of the performance. We or our customer obtain the necessary licenses and permits for performing at the selected venue.

Since 2017, we have completed over 50 aerial media performances. Some of these performances were part of large-scale events, such as the 21st Anniversary Celebration of the Establishment of the Hong Kong SAR, the 2017 Fortune Global Forum, Air Show China 2018 and the 2019 Nanjing Youth Olympic Lantern Festival. We have also performed aerial advertising campaigns for large corporations and various television networks in China. Our aerial media live performance in Xi’an set the Guinness World Record in April 2018 for the most AAVs in a drone performance show with over 1,300 AAVs.

Regulatory Approvals Relating to our Passenger-grade AAVs

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. While regulations governing this industry are evolving, they do not currently permit the commercial use of our passenger-grade AAVs in the jurisdictions where we sell and plan to sell our products. In order for our customers to use our passenger-grade AAVs, we are working on obtaining, or working closely with our customers, to obtain relevant approvals and permits in the jurisdictions where we sell and plan to sell our products. See “Risk Factors—Risks Relating to Our Business and Industry—Because our industry is rapidly evolving and subject to uncertain legal or regulatory requirements, we may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses, permits, registrations or certificates, which may materially and adversely affect our business and future prospects.”

In China, with respect to our passenger-grade AAV business, currently, certain approvals from the CAAC and the PLAAF are required for the operation of certain AAVs. However, it is unclear whether we would be allowed to engage in commercial operation of our passenger-grade AAVs merely with these approvals. Please see below the approvals that are material to our operations in China.

Approval on airworthiness. The UAV Airworthiness Guidance recently published by the CACC has established a UAV airworthiness framework that is based on the assessment, classification and management of operational risks of UAVs. Under this framework, we have obtained written approval issued by the CAAC for trial flights of passenger-grade AAVs in certain locations in China for the purpose of evaluating their airworthiness and formulating industry standards on airworthiness of passenger-grade AAVs. The approval will expire on December 31, 2019. However, currently there are no detailed rules or regulations with respect to the airworthiness of AAVs. According to the UAV Airworthiness Guidance, the detailed rules and regulations on airworthiness are expected to be promulgated by the end of 2019. As advised by our PRC legal adviser, if detailed rules or regulations are promulgated in the future, we may be required to obtain a certificate of airworthiness pursuant to the relevant requirements and standards thereof.

Approval for AAV pilot operation. Pursuant to the Interim Rules, a prospective operator of certain classes of UAVs must submit an application for pilot operation. Our passenger-grade AAVs fall within these UAV classes. In February 2019, we submitted an application for pilot operation in relation to a customer’s use of our EHang 216 for logistics purposes in Taizhou, Zhejiang Province and have passed the preliminary examination carried out by the CAAC. If such application is approved by the CAAC, we plan to provide logistics solutions for this customer in connection with the AAVs which were purchased or will be purchased by this customer from us. We also plan to apply for pilot operations for our other customers’ use of our passenger-grade AAVs in China and provide them with urban air mobility solutions as and when appropriate. As our passenger-grade AAVs gradually gain market acceptance and regulatory acknowledgement, we may encourage our customers to apply for pilot operations on their own in the future.

Approval for airspace. We are required to obtain approvals from local divisions of the PLAAF for proposed flight routes in connection with our business. The approvals from the PLAAF are usually granted on a one-off basis or are only valid for a limited period of time.

Approval for commercial operation of AAVs. Currently there are no detailed rules or regulations with respect to commercial operations of passenger-grade AAVs, and as advised by our PRC legal advisor, it is unclear whether the relevant regulators in China would permit commercial operations of passenger-grade AAVs under the current regulatory framework. We are closely monitoring the regulatory developments, if any, in this area. In the event that any detailed rules or regulations are promulgated in the future, we will use our best endeavors to comply with the requirements thereof.

See “Regulation—PRC Regulation” for further detail.

We plan to export our passenger-grade AAVs to the United States and provide air mobility solutions in collaboration with local partners. In April 2016, we entered into a development and purchase agreement with a U.S. biotechnology company for orders of passenger-grade AAVs for transportation of organs and emergency medical supplies. The agreement does not obligate such customer to commence purchasing AAVs until the FAA permits their intended use to transport organs and the Food and Drug Administration approves such customer’s transplant products. We cannot estimate when the regulators will grant the necessary approvals.

See “Regulation—U.S. Regulation” for further detail.

Our Research and Development Capabilities

Our in-house design, development and engineering capabilities underpin our leadership and support the advancement of our platform. Our design is characterized by unabated efforts to improve safety, reliability and functionality. We have a dedicated research, design and development team in Guangzhou. Our team consists of members with strong backgrounds in the fields of electrical engineering, aerospace engineering, mechanical engineering, automation, material engineering and software development. Our key researchers are mainly graduates of top universities. Our research and development team focuses on core research development, engineering technology, hardware development, and command and dispatch systems. We also have a dedicated software technology group to lead the research and development of AAV software and algorithms.

Our success has been driven by a passionate, visionary, tech-savvy and entrepreneurial management team with a unique combination of aviation, internet and software expertise. Our co-founder, chairman and chief executive officer, Mr. Huazhi Hu, is one of the pioneers and leaders in the global AAV industry. As a Tsinghua University-trained software engineer, Mr. Hu has amassed substantial experience in the development of command-and-control systems. He was one of the key architects and lead developers behind certain large-scale command-and-control systems, such as that for the 2008 Beijing Olympics.

At our design and testing center, we have pioneered a multitude of AAV flight tests, including climbing flight tests, high-maneuver flight tests, speed flight tests, night flight tests, as well as flight tests in harsh weather conditions, including low visibility, typhoon and fog. We have conducted over 2,000 passenger-grade AAV flight tests, including in strong winds of up to 70 km per hour and, in fogs with a visibility of approximately 50 meters. These tests help us shorten the design and engineering process and progress from the design phase to full-scale production while delivering highly reliable and quality AAVs.

Manufacturing, Quality Control and Supply Chain

Manufacturing

We adopt a lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality and final acceptance testing. Our current manufacturing base is in Guangzhou. It spans a total area of 8,750 square meters and houses facilities for our production. To ensure high levels of quality and reliability, our dedicated manufacturing team, in close collaboration with our design and engineering arm, manages and conducts the design, engineering and production of key proprietary AAV components, such as electronic speed controllers, and performs final assembly of our AAV products onsite.

In November 2018, we established a production partnership with, Austria-based FACC, a major supplier to global aircraft companies, to support us with high-quality aerospace manufacturing capability focusing on the European markets. Our production partners are subject to rigorous selection and review procedures. All of our production system operations incorporate internal and external quality programs and processes to ensure our required standards for acceptance rates, reduce lead times and lower cost.

Quality Control

Our quality control efforts focus on designing and producing products and implementing processes that will ensure high levels of safety and reliability. We have a dedicated quality control team that works with our engineering arm and our suppliers to ensure that the product designs meet safety requirements and functional specifications. Together with our supplier review committee, our quality control team also collaborates with our suppliers to ensure that their processes and systems are capable of delivering the parts and components we need at the required quality levels, on time and within budgets.

We are committed to a high level of quality assurance. Since 2017, our quality management system has been certified to AS9100D, a quality standard widely recognized in the global aerospace industry.

Our AAVs are produced with strict product quality control. Our quality control team undertakes robust inspections of our production lines in accordance with internal guidelines and assessment criteria. We also conduct licensed flight tests for our AAVs under a variety of conditions, which have proven to be an efficient and effective means for us to assess the quality and airworthiness of our products. Data and results generated from flight tests are carefully studied and analyzed to inform any process of alteration or improvement that may follow. In conjunction with our provision of a broad range of after-sales services and assistance to our customers, our AAV quality control management extends beyond the point of sale as we continue tracking the performance and quality of our AAVs.

We require our suppliers to maintain high-quality deliverables and to comply with specified industry standards. Parts and components sourced from our suppliers must be marked with Conformité Européenne markings, certified by the China Compulsory Certification or the Underwriters Laboratory, and/or approved by the Federation of Communications Commission. We regularly monitor the performance of our suppliers using parameters such as supplier defect rates, production and delivery performance, as well as inventory management.

Supply Chain

We adopt a strict reviewing mechanism to ensure quality and stability of our supply chain. We also aim to fully engage with our suppliers to foster long-standing and strong partnership with qualified suppliers. Our production facilities are located in the Pearl River Delta area, a world-leading manufacturing hub, giving us easy access to a large number of high-quality suppliers. Our passenger-grade AAVs are generally manufactured on specific orders and we have been able to effectively manage our inventory level. Historically, we have not experienced significant delays in the supply or availability of our key raw materials or components provided by our suppliers, nor have we experienced a significant price increases for raw materials or components. We do not anticipate any such delays or significant price increases in 2019.

After-sales Services

We offer a broad range of after-sale services including return and replacement of selected products, maintenance, operational and technical support, software updates and post-sale training and consulting services. We believe these services are critical to ensure the safe operation of our AAVs.

Services for Passenger-grade AAVs

We provide comprehensive after-sales services for customers of our passenger-grade AAVs. For EHang 216, for example, we currently offer free installation and training programs thereafter to prepare our customers for its safe operation. The term of our warranty for passenger-grade AAVs is six months to three years depending on the specific parts and components. Within the warranty period, customers are entitled to free on-site repair and maintenance services, while costs for accessories and maintenance fees beyond the warranty will be charged separately. We offer paid on-site services after one year, and we charge on-site service fees. We also provide our customers with lifetime maintenance and operation consulting services through our website, over the telephone and via email.

Services for Non-passenger-grade AAVs

Subject to specified conditions, we generally allow our customers to return any non-passenger-grade AAVs within seven days or to request for replacements within 15 days after purchase.

The term of our warranty for non-passenger-grade AAVs is from six to twelve months depending on the product line and the specific parts and components. The warranty on certain components of our AAVs, such as batteries, is covered by our suppliers’ back-to-back warranty and we are entitled to have the suppliers replace or repair these defective components at their costs. We sometimes offer an extended warranty beyond the standard warranty for selected AAV models.

Services for Command-and-Control Centers

For our AAV commercial solutions, we provide a full spectrum of services. To facilitate the efficient operation of our AAV command-and-control centers, we provide, among others, system operation and maintenance training, service support, engineering support, inspection and repair, technical consulting support, and data and documentation assistance. Our customers enjoy services throughout the operational life of our command-and-control centers. Most of these services are performed on-site.

We continue to maintain and upgrade our AAV software infrastructure to enhance the functionality, reliability and safety of our AAVs. We regularly inspect, maintain and upgrade the fundamental communication network and transmission system to ensure the smooth communication between our AAVs and our command-and-control centers.

Marketing and Sales

Marketing

We aim to promote awareness of our “EHang” brand globally. Our AAVs are marketed to customers through online events as well as offline promotional and advertising activities.

We conduct online marketing through our websites, domestic and international social media, online video platforms and e-commerce platforms, among others. We conduct joint online marketing campaigns with other well-known companies, and our social media accounts on YouTube, Twitter, WeChat, Weibo, Instagram and Facebook to distribute original content to, and interact with, our followers and existing users. We believe that our successful marketing has helped us attract news coverage in major global online media and magazines, including Time, Forbes and Fortune.

We organize new product launches, company milestone media events, aviation exhibitions and other offline marketing events. As of December 31, 2018, we had organized over 80 product exhibitions in China, the United States, the European Union, the Middle East, Japan and Southeast Asia to demonstrate our products and interact with our users. We also take part in aviation and technology exhibitions, such as the China International Aviation and Aerospace Exhibition and the Consumer Electronic Show. Through participation in these events, we not only have the opportunities to directly interact with our users and enhance our connection with our customers, but also generate greater awareness of the “EHang” brand.

Sales

We have established a targeted direct sales network to sell our AAVs and offer our AAV commercial solutions to our customers. We have expanded our direct sales efforts to include international markets, including the European Union and the Middle East. As of December 31, 2018, our direct sales team consisted of 10 sales representatives for the PRC market and 12 for international markets.

Our direct sales force utilizes marketing initiatives to create awareness of the benefits of our AAVs and AAV commercial solutions. We intend to make investments to build and expand our sales and marketing organization by increasing the number of sales representatives in existing and new markets. We are also in discussion with existing and potential business partners in the PRC and abroad to complement our direct sales efforts with sales to distributors and franchise arrangements.

On top of our sales in the PRC, we have exported our AAVs to the European Union and the Middle East. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

Contracts with Our Customers and Partners

We have entered into a number of long-term framework and conditional agreements with our business partners relating to the sale of passenger-grade AAVs. These business partners include a U.S. biotechnology company; a Norwegian automobile distributor; a PRC aircraft sales service provider; a PRC AAV distributor in the tourism industry; and a Taiwanese yacht manufacturer and operator. Each framework or conditional agreement generally sets forth a target or expected sale quantity over a multi-year period. Under some of these agreements, purchases are conditioned on our meeting certain deadlines for specified performance milestones or the receipt of applicable regulatory approvals. In other agreements, the sales targets are non-binding. See “Risk Factors—Risks Relating to Our Business and Industry—Our framework and conditional agreements may not result in material sales of our products.”

Our customer place purchase orders taking into account the terms of the relevant framework agreement, if applicable, and the customer’s procurement requirements. For passenger-grade AAVs, our customers are generally required to prepay 10% to 40% of the total purchase price soon after a purchase order is placed. Under our standard purchase order, we start production after the prepayment is made, and production is generally expected to take three to six months. Upon completion of production, we will deliver the AAVs when we receive the full payment from the customer. As of June 3, 2019, we had unfilled purchase orders for 33 passenger-grade AAVs that we expect to deliver by the end of 2019.

In addition, we collaborate with business partners to provide trial logistics services. As of May 31, 2019, major contracts relating to our logistics services include:

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Cooperation Agreement with Yonghui Group. In June 2018, we entered into a cooperation agreement with Yonghui Superstores, or Yonghui Group, one of China’s largest supermarket chains, for a pilot project on smart retailing and aerial grocery delivery services. Under the cooperation agreement, we provide Yonghui Group with non-passenger-grade AAVs, training and technical support, whereas

Yonghui Group operates the delivery services using our AAVs and services. The pilot project was successfully completed in September 2018, after which we formed a formal one-year cooperation with Yonghui Group for its delivery services. We charge Yonghui services fees based on the number of deliveries made, subject to a minimum monthly fee.

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Contract with DHL-Sinotrans. In February 2019, we entered into a comprehensive unmanned delivery service contract with DHL-Sinotrans, a joint venture of DHL Express and Chinese logistics company Sinotrans. Pursuant to this contract, we provide DHL-Sinotrans with a set of tailored software products, hardware products and services to complete the unmanned deliveries designated by DHL-Sinotrans. For products and services provided for each delivery route, DHL-Sinotrans agreed to make progressive payments to us, including a 30% prepayment before our production, a 65% payment within 30 days after the installment of our equipment and a 5% payment after the one-year warranty period.

Competition

We operate in the unmanned aerial vehicle, or UAV, industry, and provide various commercial solutions, including air mobility, smart city management and aerial media solutions. In addition, we compete with traditional industry players providing similar solutions, such as helicopter and ground transportation service providers. We believe the primary competitive factors in our markets include technological innovation, safety, quality, user experience, and operational and manufacturing efficiency.

We believe we are a leader in passenger air mobility solutions. A number of other companies are also developing passenger-grade AAVs, but to our knowledge, none of these companies have delivered passenger-grade AAVs as of the date of this prospectus. In other areas of our business, including logistics, smart city management and aerial media solutions, we also face several major competitors. We believe that we are strategically positioned in the commercial UAV market with exceptional technology, innovation capabilities and leading positions in providing integrated smart city management solutions and aerial media solutions.

Intellectual Property

We have significant capabilities in the areas of AAVs engineering, development and design and we have developed a number of proprietary systems and technologies. Our success depends in part on our ability to protect our core technology and intellectual property. We rely on a combination of patents, patent applications, trade secrets, know-how, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. In addition, we have entered into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we entered into with our employees provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

As of December 31, 2018, we had 129 issued patents in China and 126 pending patent applications, 312 registered trademarks in China and 19 registered copyrights in relation to our technology in China. We intend to continue to file additional intellectual property applications with respect to our technology.

Employees

We had 215, 193 and 207 employees as of December 31, 2016 and 2017 and 2018, respectively. As of December 31, 2018, we had 196 employees located in Guangzhou, eight employees located in Xi’an and three employees located in Beijing. The following table sets forth the number of our employees categorized by function as of December 31, 2018:

Function	Number	% of Total Employees
Research and product development department	103	49.8%
Marketing and sales department	32	15.5%
Fleet formation department	44	21.2%
General administration department	28	13.5%

Total number of employees	207	100.0%

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to an employee benefit plan at a specified percentage of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. See “Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

We typically enter into standard employment and confidentiality agreements with our key employees. In addition, we enter into confidentiality and non-compete agreements with senior management and intellectual property assignment agreements with core technical personnel.

Our success depends on our ability to attract, retain and motivate qualified employees that share our values and vision. We believe that we maintain a good working relationship with our employees. As of the date of this prospectus, we have no material labor disputes and we believe that we maintain a good working relationship with our employees.

Facilities

Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 16,335 square meters from unrelated third parties under operating lease agreements. A substantial majority of our employees are based at our headquarters in Guangzhou.

As of the date of this prospectus, we do not currently own any of our facilities. The following table sets forth the location, approximate size, primary use and lease expiration date of our major leased facilities.

Location	Approximate Size in Square Meters	Primary Use	Lease Expiration Date
Guangzhou
Yixiang Technology Park	14,937	office, research and development, and manufacturing	June 30, 2020
No. 11 Aoti Road	57,550	office, research and development, and testing	March 30, 2020

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth.

Insurance

We maintain various types of insurance, employer’s liability insurance, to protect assets in the event of any accident that might cause significant losses. We also purchase insurance policies that are either legally compulsory or required by our customers. For example, we maintain third-party liability insurance for UAVs, which is required for our UAV commercial operation license. We have civil liability insurance with coverage and conditions that our management considers appropriate. For example, we maintain aviation product liability insurance, which covers bodily injury or property damage caused by defects in our products. In addition, we maintain product liability insurance covering some of our distributors. In relation to our passenger-grade AAVs, we have maintained airplane body and flight insurance to cover damages to our AAVs and third-party liabilities. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark, patent infringement, bankruptcy and other matters. We are not a party to any material ongoing legal or administrative proceedings.

Our German subsidiary, EHang GmbH, filed for bankruptcy in July 2017 and our U.S. subsidiary, EHang, Inc., filed a voluntary Chapter 7 bankruptcy petition in December 2017. These entities were initially established as sales offices, and were closed after we decided to exit the consumer drone market in these two countries. These two entities were deconsolidated in 2017. These bankruptcy procedures are ongoing.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China and the United States.

PRC Regulation

General Administration of Civil Aviation and Airspace Control

On October 30, 1995, the National People’s Congress of the PRC adopted the Civil Aviation Law of the PRC, or the Civil Aviation Law, which was subsequently amended on April 24, 2015, November 7, 2016, November 4, 2017 and again on December 27, 2018. The Civil Aviation Law sets forth the general principle and rules for administration of civil aviation as well as for domestic airspace control. Pursuant to this law, the CAAC, which is a State Council department, is currently in charge of civil aviation and has the general authority to supervise and administer civil aviation activities nationwide. The CAAC may promulgate regulations concerning civil aviation activities in accordance with laws enacted and decisions issued by the State Council and within the limits of the CAAC’s authority. According to the Civil Aviation Law, the state has complete and exclusive sovereignty over the airspace above its territory. The division of airspace must take account of the needs of civil aviation, national defense and security, as well as the interests of the public, so as to ensure the reasonable, sufficient and efficient use of airspace. Detailed measures for airspace control will be formulated by the State Council and the Central Military Commission, or the CMC. In addition, pursuant to the Civil Aviation Law, the detailed rules of UAVs promulgated by the State Council and the CMC shall be followed.

Design, Manufacturing and Airworthiness Standard for UAVs

The Civil Aviation Law contains rules and regulations on airworthiness for all civil aircrafts other than those used for flight missions by the military force, customs offices and police departments. The law mandates that the design of engines, screw propellers and apparatuses used in civil aircrafts must be approved with a Model Certificate, whereas the production and maintenance of engines, screw propellers and apparatuses used in civil aircrafts require a Production Certificate and a Maintenance Certificate, respectively. While the CAAC has laid out specific approval procedures to give substance to the airworthiness standard prescribed by the Civil Aviation Law, none of these procedures is currently applicable to or carried out for UAVs. Consequently, there is no practicable means for us to submit any application for airworthiness approval from the CAAC under the Civil Aviation Law.

The nascent status of the UAV industry is accompanied by a lack of targeted laws and regulations and the relevant legislative and administrative bodies are in the process of laying the first brick for a future regulatory framework governing, among others, the design, manufacturing and the overall airworthiness of UAVs. On January 25, 2019, the CAAC published the Guidance on UAV Airworthiness Assessment Based on Operational Risks, or the UAV Airworthiness Guidance, pursuant to which we are one of the airworthiness assessment pilots and would help the CAAC in developing UAV airworthiness standards and assessment rules. According to the UAV Airworthiness Guidance, the UAV airworthiness framework will be based on the assessment, classification and management of operational risks. Operational risks will be categorized into three levels: low, medium and high. UAV operational risks contemplate predominantly the risk of collision in the event of loss of control, including (1) damage resulting from UAV crashes or collisions with any individual or object on the ground; (2) in-air collisions, such as with aircrafts or other UAVs; and (3) other risks or damage, such as property losses or any adverse effect on the environment or humans. The UAV Airworthiness Guidance envisages that the UAV airworthiness framework will initially be established in 2019. Detailed rules, procedures and standards relating to the assessment of UAV airworthiness are currently being researched and drafted. The test flights of our passenger-grade AAVs have been supported with approvals obtained from the Aircraft Certificate Department of the CAAC based on the UAV Airworthiness Guidance. The approval will expire on December 31, 2019. A formal certificate relating to airworthiness will be awarded if the relevant UAV satisfies the requirement of the airworthiness assessment framework.

According to the Guideline for the Standardization of UAV Systems (2017 to 2018) jointly issued by the National Standardization Administration, the Ministry of Science and Technology, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, the Ministry of Agriculture, the General Administration of Sport, the National Energy Administration and the CAAC on June 13, 2017, the development of non-military use UAV systems standard will be staggered into two phases. In the first phase, from 2017 to 2018, the focus is on answering market demand for UAV systems, providing support to industry-wise supervision, and initiating the development of standards for UAV systems. The second phase, from 2019 to 2020, envisions an incremental development of more than 300 UAV system standards. A range of standards in the regulatory pipeline under this guideline, includes safety standards, research and development standards and operational standards, as well as standards for systems, infrastructure, subassemblies and components of non-military use UAV.

The CAAC has also published a draft bill of the Interim Measures for Flight Administration of Unmanned Aerial Vehicle on January 26, 2018, setting out airworthiness requirements for medium-sized and large UAVs. A medium-sized UAV refers to a vehicle with a take-off weight between 25 kilograms and 150 kilograms, or an empty weight of more than 15 kilograms. A large UAV refers to a vehicle with a take-off weight of more than 150 kilograms. Based on the draft bill, our passenger-grade and non-passenger grade AAVs will likely be categorized as medium-sized or large UAVs and the relevant airworthiness requirements will be mandatorily applied. In such event, we will be required to apply for relevant airworthiness approvals in accordance with procedures to be specified by the CAAC. It is nevertheless still unclear in what form and when such draft bill will come into effect. Further, the MIIT published a draft bill of the Unmanned Aerial Vehicle Manufacture Enterprise Regulation on November 23, 2018 for public consultation, which is intended to regulate enterprises that manufacture UAVs. According to this draft, a manufacturer of UAVs shall, among others, ensure safe production in accordance with law, maintain in possession intellectual property rights in respect of the manufactured UAVs, and produce UAVs that are capable of automatic landing, returning or taking other emergency measures in case of malfunction.

On May 14, 2019, CAAC published a discussion draft of the Guideline for the Promotion of the Development of Civil Use Unmanned Aviation, or the Draft UA Guideline, for public review and comments. The Draft UA Guideline encourages test and demonstration operations based on demands from different areas and also encourages the UAV companies to expand the business models of unmanned aviation and the scope of business licenses based on safe operation. The Draft UA Guideline also stipulates that, in order to set standards and rules for airworthiness and air traffic management, key research related to planning and operation of public flight routines in low airspace for UAVs will be conducted and pilot operations will be organized for vertical take-off and landing passengers and logistics UAVs.

Pending the enactment of the foregoing bills and the necessary judiciary and administrative interpretations and clarifications on some of the existing guidelines, the CAAC has put in place interim measures to allow for and regulate the testing of various forms of UAVs, including both our passenger-grade and non-passenger grade AAVs.

Real-Name Registration of UAVs

As a manufacturer and seller of UAVs, we are also required to collect certain information relating to our products and our customers and to submit such information to the relevant regional authorities pursuant to the Circular of the General Office of the Ministry of Industry and Information Technology on Information Filing for Civil Unmanned Aerial Vehicle Production Enterprise and Products, which took effect on May 22, 2017. We are currently working with the regional authorities to complete the required procedure for both our passenger-grade and non-passenger-grade AAVs. We are also obligated to provide information relating to our AAV products and purchasers starting from June 2017 and pursuant to the Administrative Provisions on the Real-name Registration of Private Unmanned Aerial Vehicles issued by the CAAC. Information to be reported includes (i) the name, registered address and contact information of us as the manufacturer; (ii) the name and model detail of our AAV products; (iii) the empty weight and maximum take-off weight of our AAV products; (iv) the categorization of our AAV products in accordance with the CAAC guidelines, and (v) the name and contact information of purchasers of our AAVs. These administrative provisions regulate the use of private UAVs with a maximum take-off weight of 0.25 kilograms and above within the territory of the PRC, and direct owners of such private UAVs to register their UAVs on a real-name basis. Non-compliance will result in restrictions on the use of the relevant UAVs and penalties. We have historically complied with these requirements for both our passenger-grade and non-passenger-grade AAVs.

Operations of AAVs

Airspace Control

According to the General Flight Rules issued by the State Council and the CMC on October 18, 2007 and took effect on November 22, 2007, the overall flight control within the territory of the PRC is under the unified organization of and enforcement by the People’s Liberation Army Air Force, and the various flight control departments shall exercise air traffic control in accordance with their respective responsibilities. Prior application must be filed and approval be obtained before any flight can be conducted within the PRC territory, including test flights for our passenger-grade AAVs, and take-offs relating to our aerial media solutions and logistics services.

We are required to obtain clearance from the local counterpart of the People’s Liberation Army Air Force for the flight route for our AAVs. Subject to any difference in policies adopted by the local authorities, approval for airspace and flight plan is normally granted by the local flight control department of the military. The flight plan shall also be filed with the local public security department and the CAAC. As an example of the general observations above, on November 19, 2018, the CAAC issued the Flight Management Implementing Rule for UAVs in the Shenzhen Area, under which the South Military Zone Air Force is responsible for the piloting of UAVs within the municipal area of Shenzhen. An enterprise or individual who seeks a flight task approval shall file the application with the flight control department of the South Military Zone Air Force five days prior to such flight. The flight control department of the South Military Zone Air Force, after consulting the CAAC and the public security department, may grant its approval two days prior to the flight. After such approval and except for certain flights of mini-UAV with an empty weight of less than 0.25 kilogram, subject to certain other conditions, or small-UAV with an empty weight of less than 4 kilograms, subject to certain other conditions, a flight plan must be submitted via a designated reporting platform no later than 3:00 pm on the day prior to the flight and the flight control department of the South Military Zone Air Force will respond no later than 9:00 pm on the same day of filing and will distribute the relevant information to the public security department and the CAAC. Generally, for the flight of our AAVs, we have established prior communications with the local flight control department, the public security authority and the local counterpart of the CAAC in seeking the necessary approvals and have ensured compliance with their respective instructions in all material respects.

Pilot Operations

The Flight Standard Department, the Aircraft Certificate Department and the Airspace Control Industry Administration Office of the CAAC, jointly issued the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft, or the Interim Rules, on February 1, 2019, pursuant to which, unmanned aircrafts are classified into nine categories based on their empty weight and takeoff gross weight. In particular, Class I captures unmanned aircrafts with empty weight and takeoff gross weight between 0 to 1.5 kg (including 1.5 kg); Class II captures unmanned aircrafts with empty weight between 1.5 kg and 4 kg (including 4 kg) and takeoff gross weight between 1.5 kg and 7 kg (including 7 kg); Class III captures unmanned aircrafts with empty weight between 4 kg and 15 kg (including 15 kg) and takeoff gross weight between 7 kg and 25 kg (including 25 kg); Class IV captures unmanned aircrafts with empty weight between 15 kg and 116 kg (including 116 kg) and takeoff gross weight between 25 kg and 150 kg (including 150 kg); Class XI captures unmanned aircrafts with empty weight between 116 kg and 5,700 kg (including 5,700 kg) and takeoff gross weight between 150 kg and 5,700 kg (including 5,700 kg); Class XII captures unmanned aircrafts with empty weight and takeoff gross weight in excess of 5,700 kg. The Interim Rules are applicable to Class IV unmanned aircrafts, Class III unmanned aircrafts with high risks and the pilot operation of which would need a pre-assessment in the belief of the authority, Class XI and Class XII unmanned aircrafts with low risks and in relation to which the authority believes a pilot operation assessment is sufficient. According to the classification above, our passenger-grade AAV belongs to Class XI and Falcon B of non-passenger grade AAV belongs to Class III. According to the Interim Rules, the applicant for the pilot operation of any UAV that falls within any of the foregoing applicable classes shall first submit a proposal for initial discussion and application with the CAAC and shall then conduct a pre-pilot operation safety evaluation based on specific operation risk assessment. The applicant shall subsequently verify the operation risks based on its initial operation, following which the CAAC shall issue the relevant approval if its assessment team confirms that the risks of pilot operation can be appropriately controlled and are acceptable. Upon its receipt, the applicant shall maintain the approval, together with the operation rules and a complete manual for the CAAC’s inspection and supervision. The pilot operation will be suspended or terminated under certain circumstances, such as any non-compliance with the approved letter, the presence of uncontrollable operation risks and the voluntary surrender by the applicant. Operation records relating to pilot operations shall be maintained, including operation manual, list of unmanned aircraft, maintenance record of aircraft, and qualification of personnel. The applicant shall also purchase insurance policy for third party liabilities. In addition, “risks” is defined under the Interim Rules to take into account both the frequencies (or probabilities) of the events and the level of severity. It also includes both ground risks and risks in air. We are the first applicant for the pilot operation of certain types of our passenger-grade AAVs in relation to a customer’s use for logistics purpose. We have passed preliminary assessment carried out by CAAC and CAAC has issued the notification of acceptance for the application, which means that our application is currently under review. A formal approval for specific unmanned aircraft pilot operation will be issued at a later stage.

In addition, test flights of our passenger-grade AAVs must be and have been supported with approvals obtained from the Aircraft Certificate Department of the CAAC, despite an unclear legislative source for such requirement. We are approved under these approvals to conduct flight trials for the purpose of evaluating the airworthiness of our EHang 216, assessing their operational risks, as well as improving experience with and developing proper airworthiness standard for passenger-grade AAVs. We are allowed to continue our testing until December 31, 2019 and will be submitting testing results and outcomes to the Aircraft Certificate Department, the submission of which may potentially be necessary to renew our testing permits or to apply for the relevant certificate related to airworthiness pursuant to the then applicable laws and regulations. The CAAC confirms that we are involved in the procedure above evaluating the airworthiness of passenger-grade AAVs, assessing their operational risks, as well as improving experience with and developing proper airworthiness standard for passenger-grade AAVs.

UAV Commercial Operation License

The Administrative Measures for Commercial Flight Activities of Unmanned Aerial Vehicle for Civil Use (Interim) promulgated by CAAC on March 21, 2018 and taking effect on June 1, 2018, asserts jurisdiction over the commercial operation of any UAV with empty weight of more than 0.25 kilograms and regulates a broad range of UAV activities including aerial spraying, photography, aerial performance flight and UAV operator training. The company operating the regulated activities must first obtain an UAV Commercial Operation License from CAAC for using UAVs in such activities, and the applicant shall meet certain criteria including (a) the applicant shall be a corporation having a PRC national as its legal representative; (b) the applicant shall possess at least one (1) UAV and shall have completed registration of such UAV(s) with CAAC; and (c) the applicant shall have purchased third party liability insurance policy for the relevant UAVs. We have obtained the necessary operation licenses for aerial media solutions purpose while our AAVs for logistic services and passengers transportation do not come under the jurisdiction of the Administrative Measures for Operational Flight Activities of Civil Unmanned Aerial Vehicle (Interim). However, in the northwest region of China, the Administrative Measures for Logistics Services of Civil Unmanned Aerial Vehicle in Northwest Region (Interim) promulgated by CAAC Northwest Regional Administration on April 3, 2019, stipulates that the company operates logistic services in Shaanxi Province, Gansu Province, Ningxia Province and Qinghai Province by UAVs shall obtain an operating license for logistic service from CAAC Northwest Regional Administration. Other local CAAC administrations in other regions of China have not issued relevant rules yet. We are not operating logistic services in northwest region of China at the current stage. We may be required to obtain the Commercial Operation License for logistic service if we operate logistic services in Northwest region in the future.

Pilot and Operator License

On August 31, 2018, the Flight Standard Department of the CAAC issued the Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, according to which a UAV pilot must obtain the relevant UAV pilot license depending on the type and specifications of the UAV operated. In relation to the operation of UAV systems and that of UAVs in clusters, at scale or otherwise in a distributed manner, the operator itself is exempted from the need of a UAV pilot license, pending the stipulation of separate and specific management measures. Distributed operation refers to the mode of operating UAV systems through a collection of multiple sub-units and communication nodes and their deployment to multiple sites or terminals for collaborative operation. Three of our employees have obtained class III pilot licenses and class IV pilot licenses, which satisfied the requirement to operate our non-passenger grade AAVs. However, to the extent our AAVs are operated and controlled through distributed operation (such as during the delivery of our aerial media and smart management solutions), we are not required to obtain any pilot license.

In addition, the draft bill of the Interim Measures for Flight Administration of Unmanned Aerial Vehicle published by the CAAC on January 26, 2018 stipulates that any unit or individual that organizes UAV flight activities in a distributed manner shall be subject to safety review and obtain a safe operation license. The individual operator of UAV systems or clusters or distributed operations are however exempted for such licensing requirement. We may be required to obtain the safe operation license for certain component of our business once the above draft bill comes into effect.

Operators of our AAVs may be subject to additional licensing requirements. On December 29, 2015, the CAAC issued the Rules on Operation of Light and Small Unmanned Aircraft (Pilot), pursuant to which, pilot of specified UAVs shall meet certain qualification, and are prohibited from consumption of alcohol and drugs as well as careless piloting. Our pilots have complied with all the above requirements.

Import and Export

On December 31, 2005, the Ministry of Commerce and the General Administration for Customs jointly issued the Measures for the Administration on Import and Export License for Dual-use Items and Technologies, pursuant to which a license is required for the exportation of any dual-use goods, products and technologies of the PRC included in a control list issued by the Ministry of Commerce on December 28, 2017. Notably, certain types of UAVs are subject to the foregoing export license requirements, such as UAVs with (a) a maximum endurance time of 1 hour, (b) maximum endurance time of half an hour and the ability to take-off and conduct stable flight against a wind speed of no less than 46.3 kilometer/hour; (c) aircraft range equal to or higher than 300 kilometers; (d) automatic controlling system and navigation capability containing aerosol preparation for planting with volume of 20 liters or being capable of installing aerosol preparation system for planting with volumes of 20 liters after designing and modification. We may be required to obtain the necessary license for the exportation of certain of our AAVs.

Wireless Communication

Our AAVs and remote control center has installed certain radio transmission equipment and telecommunication equipment. For radio transmission equipment, pursuant to the Regulations on the Administration of Radio in the PRC promulgated by the State Council and CMC, with effect from December 1,

2016, radio transmission equipment produced or imported for the purpose of sale and use in the PRC shall comply with laws and regulations in respect of product quality and administration of state radio, as well as other applicable national standards. Except for micro power short-distance radio transmission equipment, for any production or import of other radio transmission equipment for domestic sale and use, an application for model confirmation shall be filed with the radio regulatory authority of the state. According to Telecommunications Regulation of PRC promulgated by State Counsel on September 25, 2000, amended in July 2014 and February 2016, the government stipulates a network connection licensing system for telecommunications equipment. The telecommunications equipment accessing a public telecommunications network shall comply with the national standards, and obtain a network access certificate. We purchase certain equipment and models with Transmission Equipment Type Approval Certificate and Network Access Certificate from our supplier.

Bidding and Construction

Our undertaking of the development of command-and-control centers is subject to bidding laws and constructions laws.

On December 27, 2017, the Standing Committee of the National People’s Congress promulgated the Bidding Law of the PRC. The Bidding Law provides that two or more legal persons or other organizations may form a consortium to bid jointly as one bidder. Each member of a consortium shall have the relevant capability to undertake the bidding project; where the qualification criteria for bidders are imposed either by State regulations or terms of the bidding documents, each member of a consortium shall satisfy the corresponding qualification criteria. The consortium members shall each sign a joint bidding agreement to clearly specify the work and responsibilities to be undertaken by each party, and submit the joint bidding agreement to the bid inviter together with the bid.

On November 1, 1997, the Standing Committee of the National People’s Congress promulgated the Construction Law of PRC, which was amended on April 22, 2011 and took effect from July 1, 2011. The Construction Law provides that construction enterprises, survey units, design units and project supervision units engaging in construction activities shall be classified under different qualification grades based on certain criteria such as their registered capital, technical professionals team, technical equipment owned and track records of completed construction projects, etc., and may engage in construction activities within the scope permitted for their qualification grade upon passing examination of qualifications and obtaining the qualification certificate for the corresponding grade. Contractor of construction projects shall also possess a qualification certificate. Construction enterprises are prohibited from contracting projects beyond the scope of business permitted for their qualification grade or in any form in the name of another construction enterprise. A construction enterprise must not allow another organization or individual to use their qualification certificate or business license to contract any form of construction projects. According to the Construction Law, Contractors contracting projects without obtaining a qualification certificate shall be clamped down and be subject to a fine; illegal income, if any, shall be confiscated.

We entered into certain construction agreements in relation to our smart city management projects without having obtained the necessary construction qualifications. These projects are bidden jointly with qualified entity and sub-contracted to qualified entity. If we are found to have violated the applicable bidding laws and construction laws, we may be subject to fine. We are planning to obtain qualification and will cooperate with other partner with qualification for current smart city management projects.

Product Liability and Tort Liability

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993 and subsequently amended on July 8, 2000 and again on August 27, 2009, the production or sale of products that do not meet applicable health and safety standards and requirements is prohibited. Products must not pose unreasonable dangers to human or property. Where a defective product causes physical injury to a person or damage to property, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease production and sale of such products, subject to fines and/or revocation of business license. Non-compliant products, as well as earnings attributable to the sales of such products may also be confiscated.

In addition, pursuant to the Tort Law of the PRC, promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and taking effect since July 1, 2010, the manufacturer of defective products that cause damage shall bear tort liability. Where defects are discovered after the relevant products are put in circulation, the manufacturer and the seller shall promptly adopt remedial measures such as warnings and product recalls, failing which, the manufacturer and the seller will be liable for tort claims.

Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended on October 25, 2013, which imposes stringent obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of warning, confiscation of income, imposition of fines, order to cease business operations, revocation of business licenses, as well as potential civil and criminal liabilities.

Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and/or other necessary measures in accordance with applicable laws, regulations and national and industrial standards, to ensure the safe and stable operation of its networks. We are considered an “internet information service provider” as we operate website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider like us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (as amended in 2008), the State Intellectual Property Office is responsible for administering patent laws in the PRC. The provincial, autonomous region and municipal level patent administration departments are responsible for the administration of patent laws within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files patent applications with respect to the same invention, the person who files the application first will obtain the patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of a utility models or designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, making apology to the copyright owners and compensating the copyright owners for his/her loss. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and subsequently amended in 1993, 2001 and 2013 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce takes charge of trademark registrations. The Trademark Office grants a ten-year term to registered trademarks which term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademark registrations, the Trademark Law has adopted a first-to-file principle. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registrations follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedures.

Foreign Investment

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC

Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. On June 28, 2018, the MOFCOM and the NDRC further promulgated the Special Administrative Measures for Market Access of Foreign Investment (Negative List), or the Negative List, to amend the Catalogue. The Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Any industry not listed in the Catalogue is a permitted industry. Pursuant to the Negative List, a company that designs and manufactures UAVs can be wholly owned by foreign investors.

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993 and was most recently amended on October 26, 2018. The current PRC Company Law came into effect on October 26, 2018. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies that are also subject to the operation of other laws and regulations applicable to foreign investment. Regulations on the procedures of establishment, approval and record-filing, registered capital requirements, foreign exchange, accounting practices, taxation and labor matters relating to a wholly foreign-owned enterprise are contained in the Wholly Foreign-owned Enterprise Law of the PRC, or the WFOE Law, promulgated on April 12, 1986 and amended on October 31, 2000 and September 3, 2016, as well as the Rules for the Implementation of the WFOE Law, promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014. According to the 2016 amendment of the WFOE law, for wholly foreign-owned enterprises which are not regulated by special administrative measures for admission stipulated by the State Council their establishment, operational term and extension, division merger and other major changes shall be filed for record.

Pursuant to the Provisional Administrative Measures for Record-filing of the Establishment and Change of Foreign-invested Enterprises, or the Provisional Measures, promulgated by MOFCOM on October 8, 2016 (as amended), establishment and modifications of foreign invested enterprises which are not subject to the approval under the special administrative measures for admission stipulated by the State Council shall be filed with the delegated commercial authorities.

Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investments, or the SAFE Circular No. 59 promulgated by the SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, and again October 10, 2018, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for foreign investors to acquire equity interests in PRC companies and further improved the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investments, or the SAFE Circular No. 13, effective from June 1, 2015, removes the requirement of administrative approvals for foreign exchange registration of direct domestic investments and direct overseas investments and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investments.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange of Foreign-invested Enterprises, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Provisional Measures, the SAFE Circular No. 13, the Administrative Rules on the Company Registration that was promulgated by the State Council on June 24, 1994 and amended on February 6, 2016, and other laws and regulations governing foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increases and other major changes in a foreign invested enterprise shall be registered with a designated bank at the place of its registration and the State Administration for Market Regulation, or the SAMR, or its local counterparts, and be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors to a foreign invested enterprise in which it has an equity interest is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after execution of the relevant agreement. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, promulgated by SAMR on February 17, 1987 and taking effect on March 1, 1987, with respect to a sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 11, 2017, the People’s Bank of China, or the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretions. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = Soutstanding amount of Renminbi and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + Soutstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be one (1) for medium and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of no less than one (1) year. Type risk conversion factor shall be one (1) for on-balance-sheet financing and one (1) for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three (3) business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with the SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the Notice No. 9 Foreign Debt Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-Trip Investment via Overseas Special Purpose Vehicles and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005, a PRC resident (whether a natural person or a legal person) shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or an SPV, with assets or equity interests in a PRC company, for the purpose of overseas equity financing. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Round-trip Investments via Special Purpose Vehicles, or the SAFE Circular 37, which superseded SAFE Circular 75. According to SAFE Circular 37, the PRC domestic resident shall apply for SAFE registration for overseas investment before paying capital to SPV by using his, her or its legal assets whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing”. In addition, in the event that the SPV undergoes changes of its basic information such as the individual shareholder, name, operation term, etc., or material events including increase or decrease in investment amount by domestic individual shareholder, equity transfer or swap, mergers, spin-off, etc., the domestic resident shall timely complete the change of foreign exchange registration formality for offshore investment.

According to the SAFE Circular 37, failure to make such registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines of up to RMB300,000 in case of domestic institutions or RMB50,000 in case of domestic individuals. If the registered or beneficial shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the relevant PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiary. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for violating applicable foreign exchange restrictions.

Our founders, Mr. Huazhi Hu and Mr. Derrick Yifang Xiong have both completed their registration under the SAFE Circular 37. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Sino-foreign Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Sino-foreign Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and was subsequently amended from time to time, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sale of services, intangible assets, real property and the importation of goods within the territory of the PRC are taxpayers of VAT.

On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 by the Ministry of Finance and the State Administration of Taxation, which became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. Pursuant to Announcement on Policies for Deepening the VAT Reform issued by the PRC Ministry of Finance, the PRC State Taxation Administration and the General Administration of Customs (“Announcement No. 39”) on March 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respective, for taxpayer’s general sale activities or imports.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Source of Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work in excess of certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than the local minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to the same pay as the fulltime employees for the same nature of work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers must not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Pension Insurance Program for Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the grace period, it may be subject to a fine ranging from one (1) to three (3) times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. An employee and his/her employer are also required to pay and deposit certain percentage of the monthly average salary of such employee as housing funds in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, which was issued by the SAFE on February 15, 2012, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, the SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers or other employees in its domestic subsidiaries, the relevant domestic individual residents may register with the SAFE before exercising their rights.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six (6) PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules that became effective on September 8, 2006 and was revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore SPV, or an SPV formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Environmental Protection and Work Safety

Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019 and which became effective on April 23, 2019 and the Provisions on Supervision and Administration of Fire Protection of Construction Projects promulgated by the Ministry of Public Security of the PRC on April 30, 2009, implemented on May 1, 2009 and later amended on July 17, 2012, which became effective on November 1, 2012, the construction entity of a large-scale crowed venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within seven business days after obtaining the construction work permit and passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

U.S. Regulation

The Federal Aviation Administration, or the FAA, one of several modal organizations within the Department of Transportation, or the DOT, is the regulatory agency in the United States with authority to oversee the safety of aircraft operations in the national airspace system of the United States, or the NAS. By statute, the Congress of the United States, or the US Congress, has vested the FAA with authority to regulate airspace use, management and efficiency, air traffic control, safety, navigational facilities, and aircraft. By contrast, the DOT retains regulatory control over all economic authority granted to commercial operations of aircraft (including for goods or passenger transportation for hire) within the United States. Thus, in addition to any FAA approvals and authorization required for operation of aircraft within the NAS, each aircraft operator conducting commercial operations must also be issued and hold economic authority (or an exemption) from the DOT. Unmanned aircraft systems, or UAS, are considered a category of aircraft for purposes of regulation by the FAA and the DOT. Our AAVs are classified as UAS and their operations are therefore subject to the approval by both the FAA and the DOT.

Note that the description of the regulation of UAS in the United States as provided herein reflects the regulatory landscape with respect to the approval of UAS and UAS operations current as of the date of this document. FAA’s authority, processes and methodologies for the evaluation of UAS operations in the NAS continues to rapidly evolve, and the regulation and processes described herein are subject to change.

FAA Regulation of UAS

With respect to UAS operations in the NAS, the FAA currently has the authority to promulgate and enforce restrictions regarding (i) the types of flights that may be conducted; (ii) the equipment that may be used to conduct those flights; and (iii) the training required. The regulatory framework applicable to a particular UAS operation is determined by whether (a) the UAS is used by a government agency, for commercial purposes, or as a model aircraft; and (b) whether at takeoff the UAS (including any attachments) weighs less than 55 pounds (Small UAS), or equal to or more than 55 pounds (Large UAS). Importantly, FAA currently considers AAVs to be UAS – the remote pilot requirement for UAS can be satisfied by a person who supervises an autonomous operation but who does not physically guide the aircraft. Our passenger-grade AAVs are classified as Large UAS.

Small UAS

Small UAS can be operated for commercial purposes under the recently enacted Part 107 of Title 14 of the Code of Federal Regulations, or Part 107. Importantly, Part 107 explicitly does not permit “air carrier operations,” meaning generally the transport of property over state borders (i.e. interstate operations). However, under Part 107, property can be transported within state borders. UAS operations under Part 107 are subject to a number of operational limitations, including, for example, that the UAS: (i) must remain within the visual line of sight of either the pilot in command or a visual observer, if any; (ii) the UAS may not be operated over persons not involved in the UAS operation; (iii) the UAS may not be operated at night, and (iv) UAS may not be operated within certain restricted airspace (e.g. airspace in close proximity to airports, public stadiums, national parks, etc.). However, §107.200 of Part 107 provides for a mechanism whereby a potential UAS operator can apply to the FAA for a waiver of some of the restrictions described in Part 107, including the restrictions listed in this paragraph. While exemptions to certain restrictions and limitation under Part 107 may be applied for and granted by FAA, Part 107 expressly provides that the beyond visual line of sight restriction cannot be waived if the purpose of the authorized operation is to transport goods.

It should also be noted that certain other restrictions do apply, and the FAA will not waive these restrictions. For example, the UAS must be operated by a pilot holding a remote pilot airman certificate. This certificate can be obtained by demonstrating aeronautical knowledge by either (i) passing an initial aeronautical knowledge test; or (ii) holding a Part 61 pilot certificate, completing a flight review once every 24 months, and completing a UAS training course. Pilots must also be at least 16 years of age and vetted by the United States Transportation Security Administration.

The FAA has also been directed by the US Congress, and is actively engaged in the rulemaking process required, to revise Part 107 to expand the scope of permissible commercial operations by Small UAS without the need to apply to the FAA for a waiver under §107.200. See “—Recent and Pending Federal Legislation and Regulation” below.

Large UAS

Large UAS can be operated in the NAS for testing purposes by obtaining authority from FAA pursuant to a special airworthiness certificate in the experimental category, or an SAC. The specific requirements and process for obtaining an SAC are described in FAA Order 8130.34D – Airworthiness Certification of Unmanned Aircraft Systems and Optionally Piloted Aircraft. If the FAA determines the proposed operation does not present an unreasonable safety risk, the FAA will issue an SAC with operating limitations applicable to the particular UAS or the proposed operation, as applicable. With respect to operational authority, it is important to note that the FAA will only grant an SAC for the purposes of research and development (R&D), showing compliance with regulations, crew training, exhibition, and/or market survey. Carrying persons or property for compensation or hire is prohibited. Thus, an SAC might be beneficial for the purposes of obtaining authority to test proposed operational concepts, but would not ultimately authorize the carriage of packages or persons for compensation.

By contrast, Large UAS can be operated in the NAS for commercial purposes by obtaining two types of authority addressed below.

First, a manufacturer must obtain a type certificate (and ultimately a production certificate and airworthiness certificate) from the FAA pursuant to 14 CRF Part 21 with respect to the UAS.

Alternatively, if the FAA will consent, the operator may obtain an exemption to all type certification and airworthiness requirements pursuant to an exemption granted under the Special Authority for Certain Unmanned Systems located in 49 U.S.C. § 44807, or a Section 44807 Exemption By way of background, the Section 44807 Exemption grants the FAA the authority to use a risk-based approach to determine whether a UAS can operate safely in the NAS with respect to a specific proposed operation without complying with those certain airworthiness and operational requirements for which the Section 44807 Exemption is sought. As recently as December 2018, the FAA strongly encourages allowing 90 days for processing of applicable waivers and exemptions. It should also be noted here that the FAA will only grant Section 44807 exemptions for UAS under the operational control of the petitioner (person or organization). Exemptions to operate a UAS will not be granted to a UAS manufacturer unless the manufacturer intends to maintain operational control of the UAS. To receive this type of exemption, the operator must demonstrate that the applicable aircraft can be safely operated in the NAS.

Second, an operator must obtain FAA approval for a specific proposed operation, such as the provision of urban air mobility services. In general, the FAA will issue such approval in the form of a Section 44807 Exemption. To obtain a Section 44807 Exemption, an applicant must submit a description of the precise scope of operations to be conducted, the UAS the applicable petitioner intends to use, the flight and communication procedures that will be used, the safety procedures that will be implemented, and training for all personnel involved in the UAS operations.

Lastly, in addition to the authority obtained pursuant to either an SAC or a Section 44807 Exemption, petitioners pursuing authority to either test a UAS or operate a UAS commercially must also obtain authority from the FAA to conduct operations in specific airspace within the NAS. All petitioners who are granted either a SAC or a Section 44807 Exemption by the FAA also simultaneously receive a Blanket Certificate of Authorization, or the Blanket COA. This Blanket COA gives an operator the authority to operate Small UAS under daytime Visual Flight Rule conditions at specific altitudes (such as below 400 feet) and outside of certain distances from airports and heliports. Blanket COAs are valid for a set period of time, typically two years. Operators holding either a SAC or a Section 44807 Exemption, and seeking to conduct operations which have been approved by the FAA, but which are in airspace that is outside of the limited scope permitted by the Blanket COA, such operations above 400 feet, by Large UAS or within close proximity to an airport or other controlled or restricted airspace, will need to apply to the FAA for a Standard Certificate of Authorization, or the Standard COA. The provision of air mobility solutions does not fall within the permitted scope of the Blanket COA and will require a Standard COA alongside an SAC or a Section 44807 Exemption, as applicable.

The process and requirements for submitting a petition to the FAA in order to obtain a Standard COA are set forth in FAA Joint Order 7200.23A: Unmanned Aircraft Systems (UAS) Operations in the National Airspace System (NAS), or the Joint Order. According to the Joint Order, electronic applications should be submitted at least 60 business days before the proposed start of UAS operations requiring a Standard COA. The proponent must submit an application for a Standard COA using the online application system. Waiver processing times will vary depending on the complexity of the request. The Standard COA will typically describe the airspace and geographic location in which the proposed operations are permitted, as well as the duration of its effectiveness, which is commonly two years.

Registration

Both Small UAS and Large UAS operating in the NAS must be registered with the FAA. Operators of UAS conducting flights under Part 107 can register their UAS through the FAA’s “FAADroneZone” website. Operators of Large UAS can register their UAS by filing FAA Form 8050-1 with the FAA.

Airspace Considerations

Within the NAS, the FAA has created two categories of airspace: regulatory and non-regulatory, and each category can be further classified into four types: controlled, uncontrolled, special use, and other airspace. The categories and types of airspace are dictated by the complexity or density of aircraft movements, nature of the operations conducted within the airspace, the level of safety required, and national and public interest. The permissibility of UAS operations and the regulations that apply vary with respect to each category and type of airspace.

UAS Traffic Management

The FAA, the National Aeronautics and Space Administration, or NASA, and other federal partner agencies are collaborating on two related efforts to create and fully implement a framework to manage UAS operations in the NAS. First, the FAA and NASA are developing the Unmanned Aircraft System Traffic Management, which is a “traffic management” ecosystem for UAS operations that is separate from, but complementary to, the FAA’s Air Traffic Management system. Research and testing will identify airspace operations requirements to enable safe visual and beyond visual line-of-sight UAS flights in low-altitude airspace.

As part of this effort, the FAA has developed an internet-based platform known as the Low Altitude Authorization and Notification Capability, or the LAANC. The purpose of the LAANC platform is to automate and thus expedite the process for UAS operators to both notify the FAA of flights within five miles of an airport and submit requests to obtain FAA authorization to fly in restricted classes of airspace. This platform, which is already partially implemented, will ultimately enable the FAA to more rapidly issue requested authorizations and waivers.

UAS Test Sites

In response to direction from the US Congress in the FAA Modernization and Reform Act of 2012, the FAA ultimately selected seven applicants to establish Test Sites to support UAS integration into the NAS. While they are not the mandatory experimental sites for UAS commercial operators, the Test Sites provide an avenue and a venue to conduct more advanced UAS research and test operational concepts. Data and other information related to the operation of UAS generated by the Test Sites will ultimately enable the FAA to develop regulations and operational procedures for future commercial and civil use of the NAS.

Each Test Site has established relationships with the FAA and an existing facility or location that can host the testing of proposed UAS operations. Each Test Site has established credibility with the FAA and may prove helpful in facilitating and expediting the FAA’s validation and evaluation of any data produced during testing.

UAS Integration Pilot Program

The DOT first announced the creation of the UAS Integration Pilot Program (IPP) in October 2017 consistent with a Presidential Memorandum directing the DOT to create the program. The IPP objectives include accelerating the safe integration of low altitude operations of UAS into the NAS by testing and validating new concepts with respect to beyond visual line of sight operations in a controlled environment, focusing on detect and avoid technologies, command and control links, navigation, weather and human factors. In particular, the DOT has explained that the FAA will use the data provided by the IPP “to advance the overall state of the industry, including the development of enabling regulations that will increase other types of routine UAS operations, such as: (1) beyond line-of-sight flights; (2) operations over people; and (3) package delivery. Consistent with this direction, the FAA has indicated that it will rely on the IPP to provide data and insight on expanded UAS operations that will help the agency continue its regulatory agenda to allow expanded operations through incremental rulemakings.

DOT Regulatory Overview

In order to engage directly or indirectly in air transportation, and in addition to the FAA authority described above, each UAS operator is required to hold economic authority granted by the DOT, either in the form of a “certificate of public convenience and necessity” or in the form of an exemption from the certificate requirement. Air transportation includes transportation of property by aircraft for compensation across state boundaries.

In May 2018, the DOT announced procedures to streamline the grant of economic authority to UAS operators proposing to deliver “goods” as an “air taxi.” Under these simplified procedures, UAS operators seeking goods delivery authority must: (1) be a U.S. citizen; (2) maintain liability insurance as required by FAA rules; and (3) register with the DOT. As of the date of this prospectus, the DOT has not pronounced any guidance regarding UAS-based passenger transportation for compensation.

Federal Communications Commission (FCC)

The FCC governs and regulates radio frequency spectrum. Both the ground-based control transmitter and the airborne video transmitter of UAS come under FCC regulation. Any petition for exemption submitted to the FAA must also describe the radio frequency spectrum used for control of the UAS and associated equipment that is part of the UAS, such as sensors, cameras, and whether it complies with FCC or other appropriate government oversight agency requirements. Thus, before submitting any petition to the FAA, an applicant should ensure that its UAS use certified radio frequencies in the proper strength as specified by the FCC. Furthermore, the security of the communication links between the ground station and the AAV shall be ensured so that unauthorized persons are prevented from gaining control of the AAVs.

State/Local Law

Though the FAA establishes the applicable rules and regulations with respect to the operation of UAS in the NAS, operators must still comply with state and local laws regarding privacy and public safety. As an example of the type of law that must be followed, in June 2018 the Colorado legislature passed, and the governor signed, HB18-1314 prohibiting a UAS operator from “knowingly” obstructing a peace officer, firefighter, or emergency medical services provider in the performance of their duties. Other state and local entities may try to regulate takeoff and landing areas, noise abatement and other aspects of operating UAS within their jurisdictions. Many of these state and local laws or regulations may however be in conflict with the federal laws and regulations which govern all operations of aircraft (and therefore UAS) in the NAS, and, therefore may be unenforceable in whole or in part.

Recent and Pending Federal Legislation and Regulation

The FAA has continued to develop regulations to expand the scope of permitted UAS operations in the NAS. The FAA has made public two draft documents according to the announcement by U.S. Secretary of Transportation Elaine L. Chao on January 15, 2019, which were published in the Federal Register on February 13, 2019. The first of these documents is a draft notice of a proposed rulemaking that would significantly expand the scope of permitted commercial UAS operations under Part 107 by allowing operations at night and over people without first obtaining a waiver from the FAA. In the second, the FAA published an Advance Notice of Proposed Rulemaking on the “Safe and Secure Operations of Small Unmanned Aircraft Systems.” Additionally, the 2018 Act specifically requires the FAA to release new regulations authorizing for-profit package delivery by Small UAS on or before October 4, 2019. The 2018 Act also provides that while the new rules are pending, UAS operators may avail themselves of existing processes to obtain authority for the delivery of goods, which presumably includes the air taxi exemption process, as described above, that the DOT is currently using for UAS. Finally, please note that the FAA has recently announced that its remote identification rulemaking for UAS, originally scheduled for publication in July 2019, will now be published in September 2019.

In 2018, H.R. 7395 attempted to facilitate the delivery of medical supplies by UAS for the purposes of improving medical care for rural populations and for patients in need of immediate attention. Although this bill did not ultimately become law in 2018, it is possible that similar legislation may be introduced in 2019.

Import of AAVs into the United States

In general, the importation of our AAVs into the United States should comply with the normal importation and customs procedures, while some unique aspect of the AAVs may require additional analysis and/or licenses, such as the AAVs containing banned or otherwise restricted materials or technology or constituting a product that could be considered as munitions, etc.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	42	Founder, Chairman and Chief Executive Officer
Derrick Yifang Xiong	30	Co-founder, Director and Chief Marketing Officer
Shang-Wen Hsiao	57	Co-founder and Director
Jenny Hongwei Lee	47	Director
Haoxiang Hou	30	Director
Richard Jian Liu	44	Chief Financial Officer

Mr. Huazhi Hu has been the founder, chief executive officer and the chairman of the board of directors since the inception of our company. Mr. Hu founded our predecessor company, Beijing Yihang Chuangshi Technology Co., Ltd. in 2005, a leader in providing large-scale command-and-control systems. Mr. Hu also worked as the chief technology officer at Beijing 999 Emergency Rescue Center in charge of the development of the emergency command & control center between 2008 and 2010, and worked at Beijing Jindian Group as a vice president overseeing information management between 2006 and 2008. Mr. Hu attended Tsinghua University majoring in computer science from 1992 to 1997.

Mr. Derrick Yifang Xiong has been the co-founder, director and chief marketing officer since the inception of our company. Mr. Xiong has extensive experience in sales and marketing and in-depth insights into the smart hardware industry. He oversees our brand promotion and product marketing. Since our inception, Mr. Xiong has been actively engaged in promoting our various products domestically and internationally. Mr. Xiong has also been developing new businesses and exploring strategic collaboration opportunities for the company. Mr. Xiong was named on the “Forbes China List of 30 Under 30 Rising Stars of Entrepreneurism” in 2015 by Forbes. Mr. Xiong received his bachelor’s degree in electrical and electronic engineering from Nanyang Technological University in 2012 and his master of management degree from Duke University in 2013.

Mr. Shang-Wen Hsiao has been the co-founder and has served as our director since June 2015. Mr. Hsiao has held various senior management positions since joining us in June 2015. Mr. Hsiao served as our chief financial officer and chief strategy officer from June 2015 to April 2017 and from May 2017 to December 2017, respectively. Prior to joining us, between July 2010 and June 2015, Mr. Hsiao was the president and the chief financial officer of 21 Vianet Group, Inc. (Nasdaq: VNET), a leading carrier-neutral internet data center services provider in China. Mr. Hsiao was the chief financial officer of Memsic Inc. (Nasdaq: MEMS) between 2007 and 2008. Prior to that, Mr. Hsiao worked as a senior manager at Arthur Andersen LLP in its U.S. and China offices between 1994 and 2000. Mr. Hsiao received his bachelor’s degree in finance and accounting from Temple University in 1989 and his juris doctor degree from Rutgers Law School in New Jersey in 1994. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Ms. Jenny Hongwei Lee has served as our director since March 2015. Ms. Lee has served as the managing partner of GGV Capital since 2005. Prior to that, she had operations and finance work experience at JAFCO Asia from August 2002 to April 2005, at Morgan Stanley from July 2001 to July 2002 and at Singapore Technologies Aerospace from July 1995 to September 1999. Ms. Lee also serves as a director of Niu Technologies (Nasdaq: NIU), LAIX Inc. (NYSE: LAIX), SATS Ltd. (SGX: S58) and various private companies. Ms. Lee received her bachelor of science degree from Cornell University in 1994, her master’s degree in electrical engineering from Northwestern University in 1995, and her master’s degree in business administration from Kellogg School of Management in 2001.

Mr. Haoxiang Hou has served as our director since August 2015. Mr. Hou has served as a senior partner, managing director and member of the investment committee of GP Lingang Hi-tech Fund since January 2017, where he plays a key role in fundraising and investment in new energy and new material sectors. Prior to that, he served as a vice president of investment at GP TMT Fund from 2015 to 2016. Mr. Hou was named on the list of “China Top 30 Venture Capitalists Under the Age of 30 in 2018” by Forbes. Mr. Hou received his bachelor’s degree in information security and international finance and his master’s degree in business administration from Shanghai Jiao Tong University in 2011 and 2015, respectively.

Mr. Richard Jian Liu has served as our chief financial officer since May 2017. Mr. Liu joined our company as a vice president of finance in August 2015. Prior to joining us, Mr. Liu served as group vice president of finance and chief financial officer of the New Business Group at 21 Vianet Group, Inc. (Nasdaq: VNET) from May 2014 to August 2015. From March 2008 to May 2014, he also served as the chief financial officer at several industry-leading companies, including Ecoplast Technologies Inc., China Polypeptide Group, Inc. and China Energy Recovery, Inc. Prior to that, he worked as a senior consultant at Arthur Andersen LLP, a public accounting firm, in its China offices between 1996 to 2000. Mr. Liu received his bachelor’s degree in engineering from Shanghai Jiao Tong University in 1996 and his master’s degree in business administration from the Anderson Graduate School of Management at the University of California, Los Angeles in 2003. Mr. Liu is a member of Chinese Institute of Certified Public Accountants.

Board of Directors

Our board of directors will consist of            directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the NYSE/Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of            ,            and            .             will be the chairman of our audit committee. We have determined that            ,            and            satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market] and Rule 10A-3 under the Exchange Act, as amended. We have determined that            qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of            ,            and            .              will be the chairman of our compensation committee. We have determined that            ,            and            satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of            ,            and            .             will be the chairperson of our nominating and corporate governance committee.            ,            and            satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market].The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also due to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regards to the registered skill and care and these authorized are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless otherwise determined by our company in general meeting, our company shall have not less than                directors, and there shall be no maximum number of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigned his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings; or (v) is removed from office pursuant to any other provisions of the company’s post-offering amended and restated memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a 30 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB1.8 million (US$0.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

Our board of directors approved the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the board of the directors. As of the date of this prospectus, awards to purchase 7,207,335 ordinary shares have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2015 Plan.

Types of Awards. The 2015 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2015 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants and directors, as determined by our board of directors or a committee of one or more members of the board of directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2015 Plan. Unless terminated earlier, the 2015 Plan has a term of ten years. With the approval of our board of directors, the plan administrator has the authority to terminate, amend or modify the 2015 Plan. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2015 Plan.

The following table summarizes, as of the date of this prospectus, the awards granted under our 2015 Plan to a director and executive officer of us and our other employees, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Shang-Wen Hsiao	1,756,295	August 1, 2015	July 31, 2025
Richard Jian Liu	1,300,000	August 1, 2015	July 31, 2025
Other employees	4,151,040	August 1, 2015 ~ December 19, 2016	July 31, 2025 ~ December 18, 2026

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis; and

•	[each selling shareholder.]

The calculations in the table below are based on 95,849,901 ordinary shares on a pro forma basis outstanding as of the date of this prospectus, and            ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

					Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned After This Offering	Total ordinary shares on an as-converted basis	% of aggregate voting power
	Number	%	Number	%	Number	%	%
Directors and Executive Officers**:
Huazhi Hu(1)	46,297,663	48.3
Derrick Yifang Xiong(2)	3,365,313	3.5
Shang-Wen Hsiao(3)	7,056,077	7.2
Jenny Hongwei Lee(4)	10,779,686	11.2
Haoxiang Hou	*	*
Richard Jian Liu(5)	1,300,000	1.3
All Directors and Executive Officers as a Group	68,261,199	69.8

Principal [and Selling] Shareholders:
Genesis Rising Limited(1)	46,297,663	48.3
Ballman Inc.(3)	7,056,077	7.2
Entities affiliated with GGV(4)	10,779,686	11.2
Zhen Partners Fund II, L.P.(6)	7,556,187	7.9

Notes:
*	Less than 1% of our total outstanding shares.
**

Messrs. Huazhi Hu, Derrick Yifang Xiong, Shang-Wen Hsiao and Richard Jian Liu’s business address is Building C, Yixiang Technology Park, No.72 Nanxiang Second Road, Huangpu District, Guangzhou 510700, People’s Republic of China. Ms. Jenny Hongwei Lee’s business address is Unit 3015, 2 IFC, 8 Century Avenue, Pudong District, Shanghai, People’s Republic of China. Mr. Haoxiang Hou’s business address is 40/F, One Lujiazui, No.68 Yin Cheng Road, Pudong District, Shanghai, People’s Republic of China.

(1)

Represents 44,921,729 ordinary shares and 1,375,934 series B preferred shares held by Genesis Rising Limited, a British Virgin Island company. Genesis Rising Limited is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Island. All the preferred shares held by Genesis Rising Limited will be automatically converted to ordinary shares immediately prior to the completion of this offering.

(2)

Represents 3,365,313 ordinary shares held by Xavier Rising Limited, a British Virgin Island company. Xavier Rising Limited is wholly owned by Mr. Derrick Yifang Xiong. The registered address of Xavier Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 4,303,568 ordinary shares and 996,214 series A preferred shares held by Ballman Inc., a British Virgin Island company; and (ii) 1,756,295 ordinary shares that Ballman Inc. has the right to acquire within 60 days of the date of this prospectus. Ballman Inc. is wholly owned by Mr. Shang-Wen Hsiao. The registered address of Ballman Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Ballman Inc. will be automatically converted to ordinary shares immediately prior to the completion of this offering.

(4)

Represents (i) 2,920,898 ordinary shares, 6,149,954 series A preferred shares and 1,327,225 series B preferred shares held by GGV Capital V L.P., a Delaware limited partnership; and (ii) 107,197 ordinary shares, 225,703 series A preferred shares and 48,709 series B preferred shares held by GGV Capital V Entrepreneurs Fund L.P., a Delaware. limited partnership. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Glenn Solomon, Jixun Foo, Jenny Hongwei Lee, Jeff Richards, and Hans Tung are the managing directors of GGV Capital V L.L.C. and have the shared voting and investment control over these shares. The registered address of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle, USA. All the preferred shares held by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. will be automatically converted to ordinary shares immediately prior to the completion of this offering.

(5)

Represents 1,300,000 ordinary shares that JM Elegance Holdings Limited has the right to acquire within 60 days of the date of this prospectus. JM Elegance Holdings Limited is wholly owned by Mr. Richard Jian Liu. The registered address of JM Elegance Holdings Limited is Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(6)

Represents 7,281,000 series seed preferred shares and 275,187 series B preferred shares held by Zhen Partners Fund II, L.P., a Cayman Islands limited partnership. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd., wholly owned by Rosy Glow Holdings Limited, holds 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xiaoping Xu is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares. The registered address of Zhen Partners Fund II, L.P. is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. All the preferred shares held by Zhen Partners Fund II, L.P. will be automatically converted to ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, 13,668,222 of our shares are held by record holders in the United States.

Significant Changes in Percentage Ownership

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with the VIE and its Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements—Shareholders’ Agreement.”

Share Incentive Plan

See “Management—2015 Share Incentive Plan.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Transaction with Mr. Huazhi Hu

In March 2018, we provided a short-term loan in the amount of RMB425,000 (US$61,814) to a company controlled by our founder and director, Mr. Huazhi Hu. The loan was repaid in January 2019.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below and the common law by the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 consisting of 500,000,000 shares of a par value of US$0.0001 each, of which: (i) 441,158,314 are designated as ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”), (ii) 7,281,000 are designated as series Seed-1 preferred shares of a par value of US$0.0001 each (the “Series Seed-1 Preferred Shares”), (iii) 7,281,000 are designated as series Seed-2 preferred shares of a par value of US$0.0001 each (the “Series Seed-2 Preferred Shares”), (iv) 1,456,200 are designated as series Seed-3 preferred shares of a par value of US$0.0001 each (the “Series Seed-3 Preferred Shares”) together with the Series Seed-1 Preferred Shares and the Series Seed-2 Preferred Shares, the “Series Seed Preferred Shares”), (v) 8,119,032 are designated as Series A preferred shares of a par value of US$0.0001 each (the “Series A Preferred Shares”), (vi) 12,152,247 are designated as Series B preferred shares of a par value of US$0.0001 each (the “Series B Preferred Shares”), and (vii) 22,552,207 are designated as Series C preferred shares of a par value of US$0.0001 each (the “Series C Preferred Shares,” together with the Series Seed Preferred Shares, the Series A Preferred Shares and the Series B Preferred Shares, the “Preferred Shares”). As of the date of this prospectus, 56,791,800 Ordinary Shares, 16,018,200 Series Seed Preferred Shares, 8,119,032 Series A Preferred Shares, 11,172,291 Series B Preferred Shares and 3,748,578 Series C Preferred Shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

Immediately prior to the completion of this offering, 39,058,101 Preferred Shares that are issued and outstanding will be converted into ordinary shares by way of re-designation on a one-for-one basis, and 19,783,585 Preferred Shares that are authorized but unissued will be converted into ordinary shares by way of re-designation on a one-for-one basis, and our authorized share capital will be US$50,000 divided into            ordinary shares with a par value of US$0.0001 each.

[Our Post-Offering Amended and Restated Memorandum and Articles of Association]

Our shareholders have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately upon the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended memorandum and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•

a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

•

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange/Nasdaq Global Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

•

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

•

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

•

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

On December 27, 2016, we issued 1,699,139 series C preferred shares for consideration of US$10.0 million to Lung Biotechnology PBC.

On June 5, 2017, we issued 517,691 series C preferred shares for consideration of US$3.0 million to Dragon Chariot Limited.

On September 20, 2017, we issued 342,351 series C preferred shares for consideration of US$2.0 million to Dragon Chariot Limited.

On February 11, 2019, we issued 1,189,397 series C preferred shares for consideration of US$7.0 million to United Therapeutics Corporation.

Restricted Share Units Grants

We have granted restricted share units to purchase our ordinary shares to certain management members. See “Management—2015 Share Incentive Plan.”

Shareholders Agreement

We entered into our second amended and restated shareholders agreement on December 27, 2016 with our shareholders, which consisted of holders of ordinary shares and preferred shares.

The shareholders agreement and right of first refusal and co-sale agreement provide for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contain provisions governing our board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our second amended and restated shareholders agreement dated December 27, 2016, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after the earlier of (i) the third (3rd) anniversary of the date of the agreement or (ii) six (6) months following the effectiveness of a registration statement for a qualified initial public offering, holders of at least twenty-five percent (25%) of the registrable securities then outstanding have the right to demand that we file a registration statement covering all registrable securities that the holders request to be registered and included in such registration by written notice. Other than as required by the underwriters in connection with our initial public offering, at least fifty percent (50%) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if the board of directors determines in its good faith judgment that it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. We are not obligated to effect more than two demand registrations. We are obligated to effect no more than one (1) demand registrations, other than demand registration to be effected pursuant to registration statements on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Registration on Form F-3 or Form S-3. Any holder is entitled to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriter(s) of any underwritten offering determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (iii) third, to other holders of our securities.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth (5th) anniversary of a qualified initial public offering, (ii) as to any shareholder when the shareholder together with its affiliates can sell all of its shares subject to registration rights in reliance on Rule 144 without transfer restrictions, and (iii) after the consummation of any liquidation, dissolution or winding up of us.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands)

demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$             per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of            . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            ADSs outstanding, representing approximately        % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We [have agreed], for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, subject to certain exceptions, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers, existing shareholders and certain holders of our share-based awards] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal            ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that EHang is not a PRC resident enterprise for PRC tax purposes. EHang is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that EHang meets all of the conditions above. EHang is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that EHang is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of EHang would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that EHang is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, EHang, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Bulletin 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 and SAT Public Notice 7. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of our ADSs or ordinary shares, any backup withholding or information reporting requirements, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the market value of our ADSs following this offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future taxable years. While we do not anticipate being or becoming a PFIC in the current or foreseeable future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds and our anticipated market capitalization following this offering. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at a lower capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. Non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the U.S.. We expect our ADSs (but not our ordinary shares) will be readily tradeable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that, our ADSs will continue to be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United

States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to some limitations. Any such gain or loss that the U.S. Holder recognizes will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiary, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on the [New York Stock Exchange/Nasdaq Global Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is advised to consult its tax advisors regarding the potential U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the URS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we [and the selling shareholder[s]] have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, such as lack of material adverse change, or any development involving a prospective material adverse change, in the business, financial condition and results of operations of the Company. The underwriters are obligated, severally but not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We [and the selling shareholder[s]] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional ADSs from us [and              additional ADSs from the selling shareholder[s]] at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage (subject to rounding) of additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$             million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$             million. The following table shows the per ADS and total public offering price, underwriting discounts and commissions paid by us [and the selling shareholder[s]], and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:
us	US$	US$	US$
[the selling shareholder[s]	US$	US$	US$]
Proceeds, before expenses, to us	US$	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

The address of Morgan Stanley & Co. LLC is 1585 Broadway Avenue, New York, New York 10036, United States. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any of our ordinary shares, the ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares or the ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers and directors, all of our existing shareholders and certain holders of our share-based awards have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares, the ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares or the ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or the ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, the ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Our ADSs [have been approved] for listing on the New York Stock Exchange[/Nasdaq Global Market] under the trading symbol “[EH].”

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase the ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange[/Nasdaq Global Market] and, if commenced, may be discontinued at any time.

We [and the selling shareholder[s]] have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

A prospectus in electric format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public markets subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to             % of the ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by             , a selected dealer affiliated with             , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Any ADSs sold in the directed share program to our directors, executive officers or shareholders shall be subject to the lock-up agreements described above.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

•	Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended, or Regulation No. 16190, pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended, or Regulation No. 11971, or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive

Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar, or Qatar, in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under section 275 of the SFA by a relevant person which is:

a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six (6) months after that corporation or that trust has acquired the ADSs pursuant to an offer made under section 275 of the SFA except:

1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

2) where no consideration is or will be given for the transfer;

3) where the transfer is by operation of law;

4) as specified in section 276(7) of the SFA; or

5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or U.A.E., other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [New York Stock Exchange/Nasdaq Global Market] market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
[New York Stock Exchange/Nasdaq Global Market] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Cooley LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Allbrigtht Law Offices and for the underwriters by Haiwen & Partners. Cooley LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Allbrigtht Law Offices with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of EHang Holdings Limited at December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong, Shanghai 200120, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

EHANG HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of EHang Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EHang Holdings Limited (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

June 10, 2019

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018		2018
		RMB	RMB	US$	RMB	US$
					Pro-forma shareholders’ equity
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		61,455	61,519	8,948
Short-term investments	5	39,000	—	—
Accounts receivable, net of allowance of RMB124 and RMB392 (US$57) as of December 31, 2017 and 2018, respectively	6	6,248	2,538	369
Cost and estimated earnings in excess of billings	7	—	18,411	2,678
Inventories	8	1,398	3,917	570
Prepayments and other current assets	9	22,251	15,369	2,234

Total current assets		130,352	101,754	14,799

Non-current assets:
Property, plant and equipment, net	10	19,496	19,058	2,772
Intangible assets, net		531	395	57
Long-term investments	14	2,919	3,057	445
Deferred tax assets	16	—	135	20
Other non-current assets		—	272	39

Total non-current assets		22,946	22,917	3,333

Total assets		153,298	124,671	18,132

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018		2018
		RMB	RMB	US$	RMB	US$
					Pro-forma shareholders’ equity
					(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities (including current liabilities of the VIE without recourse to the primary beneficiary of RMB11,940 and RMB23,703 (US$3,447) as of December 31, 2017 and 2018, respectively)
Short-term bank loan	11	—	5,000	727
Accounts payable		13,742	14,659	2,132
Customer advances		1,208	5,907	859
Accrued expenses and other liabilities	12	17,920	31,197	4,537
Deferred government subsidies		80	80	12

Total current liabilities		32,950	56,843	8,267

Non-current liabilities (including non-current liabilities of the VIE without recourse to the primary beneficiary of nil and nil (US$nil) as of December 31, 2017 and 2018, respectively)
Deferred tax liabilities	16	292	292	42
Unrecognized tax benefit	16	4,892	4,892	712
Deferred government subsidies		300	220	32

Total non-current liabilities		5,484	5,404	786

Total liabilities		38,434	62,247	9,053

Commitments and Contingencies	22

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018		2018
		RMB	RMB	US$	RMB	US$
					Pro-forma shareholders’ equity
					(Unaudited)
MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT Mezzanine equity:
Series Seed 1 convertible preferred shares (US$0.0001 par value; 7,281,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	18	10,008	10,008	1,456	—	—
Series Seed 2 convertible preferred shares (US$0.0001 par value; 7,281,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	18	9,606	9,606	1,397	—	—
Series Seed 3 convertible preferred shares (US$0.0001 par value; 1,456,200 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	18	2,037	2,037	296	—	—
Series A redeemable convertible preferred shares (US$0.0001 par value; 8,119,032 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	18	76,166	76,166	11,078	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 12,152,247 shares authorized, 11,172,291 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	376,359	376,359	54,739	—	—
Series C redeemable convertible preferred shares, (US$0.0001 par value; 22,552,207 shares authorized, 2,559,181 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	130,565	130,565	18,990	—	—

Total mezzanine equity		604,741	604,741	87,956	—	—

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018		2018
		RMB	RMB	US$	RMB	US$
					Pro-forma shareholders’ equity
					(Unaudited)
Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 441,158,314 shares authorized; 56,791,800 shares issued and outstanding as of December 31, 2017 and 2018)		35	35	5	60	9
Additional paid-in capital		66,860	89,160	12,968	693,876	100,920
Statutory reserves		145	485	71	485	71
Accumulated deficit		(564,623)	(644,076)	(93,677)	(644,076)	(93,677)
Accumulated other comprehensive income		7,126	8,849	1,286	8,849	1,286

Total EHang Holdings Limited shareholders’ deficit		(490,457)	(545,547)	(79,347)	59,194	8,609
Non-controlling interests		580	3,230	470	3,230	470

Total shareholders’ deficit		(489,877)	(542,317)	(78,877)	62,424	9,079

Total liabilities, mezzanine equity and shareholders’ deficit		153,298	124,671	18,132

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018
		RMB	RMB	US$
Revenues:
Products	13	13,498	34,225	4,978
Services	13	18,197	32,262	4,692

Total revenues		31,695	66,487	9,670
Costs of revenues		(27,511)	(32,740)	(4,762)

Gross profit		4,184	33,747	4,908

Operating expenses:
Sales and marketing expenses		(30,357)	(20,174)	(2,934)
General and administrative expenses		(35,387)	(35,939)	(5,227)
Research and development expenses		(68,669)	(60,276)	(8,767)
Total operating expenses		(134,413)	(116,389)	(16,928)
Other operating income		4,312	8,293	1,206

Operating loss		(125,917)	(74,349)	(10,814)

Other income/(expense):
Interest income		174	1,057	154
Interest expenses		—	(564)	(82)
Foreign exchange gain		440	70	10
Loss on deconsolidation of subsidiaries	4	(45)	—	—
Other income	14	44,113	1,690	246
Other expense		(156)	(8,129)	(1,183)

Total other income/(expense)		44,526	(5,876)	(855)

Loss before income tax and share of net loss from an equity investee		(81,391)	(80,225)	(11,669)

Income tax expenses	16	(5,184)	(76)	(11)

Loss before share of net loss from an equity investee		(86,575)	(80,301)	(11,680)
Share of net loss from an equity investee		—	(162)	(24)

Net loss		(86,575)	(80,463)	(11,704)

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018
		RMB	RMB	US$
Net loss		(86,575)	(80,463)	(11,704)
Net (profit)/loss attributable to non-controlling interests		(858)	1,350	196

Net loss attributable to EHang Holdings Limited		(87,433)	(79,113)	(11,508)
Accretion to redemption value of redeemable convertible preferred shares		(7,566)	—	—

Net loss attributable to ordinary shareholders		(94,999)	(79,113)	(11,508)

Net loss per share:
Basic and diluted	20	(1.67)	(1.39)	(0.20)

Shares used in net loss per share computation (in thousands of shares):
Basic and diluted		56,792	56,792	56,792

Pro forma loss per share (unaudited):
Basic and diluted	20		(0.84)	(0.12)
Shares used in pro forma loss per share computation (in thousands of shares) (unaudited):
Basic and diluted			94,661	94,661
Other comprehensive income
Foreign currency translation adjustments net of tax of nil		7,819	1,723	251
Reclassification of accumulated other comprehensive income on deconsolidation of subsidiaries net of tax of nil		(1,325)	—	—

Total other comprehensive income, net of tax		6,494	1,723	251

Comprehensive loss		(80,081)	(78,740)	(11,453)
Comprehensive (income)/loss attributable to non-controlling interests		(858)	1,350	196

Comprehensive loss attributable to EHang Holdings Limited		(80,939)	(77,390)	(11,257)

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total shareholders’ deficit	Non-controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	56,791,800	35	34,696	632	—	(469,479)	(434,116)	(278)	(434,394)
Net loss	—	—	—	—	—	(87,433)	(87,433)	858	(86,575)
Share-based compensation	—	—	32,164	—	—	—	32,164	—	32,164
Other comprehensive income	—	—	—	6,494	—	—	6,494	—	6,494
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	—	(7,566)	(7,566)	—	(7,566)
Appropriation of statutory reserves	—	—	—	—	145	(145)	—	—	—

Balance as of December 31, 2017	56,791,800	35	66,860	7,126	145	(564,623)	(490,457)	580	(489,877)

Net loss	—	—	—	—	—	(79,113)	(79,113)	(1,350)	(80,463)
Share-based compensation	—	—	22,300	—	—	—	22,300	—	22,300
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	4,000	4,000
Other comprehensive income	—	—	—	1,723	—	—	1,723	—	1,723
Appropriation of statutory reserves					340	(340)	—		—

Balance as of December 31, 2018	56,791,800	35	89,160	8,849	485	(644,076)	(545,547)	3,230	(542,317)

Balance as of December 31, 2018 (US$)	56,791,800	5	12,968	1,286	71	(93,677)	(79,347)	470	(78,877)

EHANG HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(86,575)	(80,463)	(11,704)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,441	5,601	815
Deferred income tax expense (benefit)	292	(135)	(20)
Share-based compensation	32,164	22,300	3,243
Loss on disposal of property, plant and equipment	169	159	23
Non-cash consideration for services provided	(2,919)	—	—
Loss on deconsolidation of subsidiaries	45	—	—
Share of net loss from an equity investee	—	162	24
Impairment of film investment as passive investor	—	8,000	1,164
Allowance for doubtful accounts	(140)	231	33
Changes in operating assets and liabilities:
Accounts receivable	2,193	3,442	502
Cost and estimated earnings in excess of billings	—	(18,411)	(2,678)
Inventories	25,595	(2,519)	(366)
Prepayments and other current assets	7,304	7,344	1,068
Loan to a related party	—	(425)	(62)
Other non-current assets	—	(272)	(40)
Accounts payable	(18,386)	917	133
Customer advances	916	4,699	684
Deferred government subsidies	380	(80)	(12)
Unrecognized tax benefit	4,892	—	—
Accrued expenses and other liabilities	(8,803)	6,040	880

Net cash flow used in operating activities	(38,432)	(43,410)	(6,313)

CASH FLOWS FROM INVESTING ACTIVITIES
Deconsolidation of subsidiaries	(258)	—	—
Acquisition of intangible assets	—	(19)	(3)
Purchase of short-term investments	(47,000)	(110,510)	(16,072)
Proceeds from maturity of short-term investments	8,000	149,510	21,745
Purchase of property and equipment	(11,810)	(4,930)	(717)
Purchase of long-term investment	—	(300)	(44)
Film investment as passive investor	—	(8,000)	(1,164)

Net cash flow (used in)/provided by investing activities	(51,068)	25,751	3,745

EHANG HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a short-term bank loan	—	5,000	727
Proceeds from loans from third parties	—	10,000	1,454
Repayment of loans to third parties	—	(3,000)	(436)
Proceeds from issuance of a subsidiary’s equity to a non-controlling interest holder	—	4,000	582
Proceeds from issuance of Series C redeemable convertible preferred shares	34,300	—	—

Net cash provided by financing activities	34,300	16,000	2,327

Effect of exchange rate changes on cash and cash equivalents	7,677	1,723	251

Net (decrease)/increase in cash and cash equivalents	(47,523)	64	10
Cash and cash equivalents at the beginning of year	108,978	61,455	8,938

Cash and cash equivalents at the end of year	61,455	61,519	8,948

Supplemental disclosures of cash flow information:
Interest paid	—	307	45
Income taxes paid	—	680	99
Non-cash investing activities:
Acquisition of a long-term investment	(2,919)	—	—

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and basis of presentation

EHang Holdings Limited (the “Company”) was incorporated in the Cayman Islands on December 23, 2014 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) and the subsidiaries of the VIE (collectively, the “Group”) is principally engaged in the designing, developing and sales of autonomous aerial vehicles and related commercial solutions. The Company conducts its primary business operations through its subsidiaries, VIE and subsidiaries of the VIE in the PRC.

As of December 31, 2018, the Company’s major subsidiaries, VIE and the subsidiaries of the VIE are as follows:

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct or indirect ownership		Principal activities
Subsidiaries:			Direct	Indirect

Ehfly Technology Limited (“Ehfly”)	December 5, 2014	Hong Kong	100%	—	Product sales investment holding

EHang Intelligent Equipment (Guangzhou) Co., Ltd. (“EHang Intelligent” or the “WFOE”)	October 15, 2015	PRC	100%	—	Research and development, manufacturing and product sales

Xi’an EHang Tianyu Intelligent Technology Co., Ltd. (“EHang Tianyu”)	March 8, 2018	PRC	100%	—	Logistics solutions and related services

Variable Interest Entity

Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ” or the “VIE”)	August 8, 2014	PRC	—	100%	Research and development, manufacturing and product sales

VIE’s subsidiaries

Guangdong EHang Egret Media Technology Co. Ltd. (“EHang Egret GD”)	July 6, 2016	PRC	—	60%	Aerial media solutions and related services

Kashi EHang Egret Media Technology Co. Ltd. (“EHang Egret KS”)	November 3, 2017	PRC	—	60%	Aerial media solutions and related services

The VIE agreements

The Group conducts all of its business in China through its subsidiaries, the VIE and subsidiaries of the VIE in the PRC. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by Mr. Huazhi Hu and Mr. Derrick Yifang Xiong, directors and shareholders of the Company (the “Nominee

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and basis of presentation (Continued)

The VIE agreements (Continued)

Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, which is a wholly-owned entity by the Company; who further assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact their economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Loan Agreement

The WOFE has granted interest-free loans with an aggregate amount of RMB60,000 to the Nominee Shareholders of the VIE for the sole purpose of providing funds necessary for the capital injection of the VIE. The loans are repayable by such Nominee Shareholder through a transfer of their equity interests in the VIE to the WFOE, in proportion to the amount of the loans to be repaid.

Power of Attorney and Shareholders Voting Proxy

Pursuant to the Power of Attorney and Shareholders Voting Proxy entered into between the Nominee Shareholders, the VIE and the WFOE, the Nominee Shareholders authorized the WFOE to act on behalf of the Nominee Shareholders as exclusive agent and attorney with respect to all matters concerning the VIE’s equity interests, including but not limited to: (1) attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint the senior management members of the VIE. The proxy is irrevocable and continuously valid from the date of execution. The WFOE is entitled to re-authorize or assign its rights related to the equity interest to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consents. In 2019, the WFOE reassigned its rights under the Power of Attorney and Shareholders Voting Proxy to the Company, pursuant to the Commitment Letter below.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements entered into amongst the Nominee Shareholders, the VIE and WFOE, the Nominee Shareholders granted to WFOE or their designees an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at the WFOE’s sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in the VIE. The term of the agreement remains effective as long as each Nominee Shareholder remains a shareholder of the VIE. The WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and basis of presentation (Continued)

The VIE agreements (Continued)

Exclusive Consulting and Service Agreement

Pursuant to the Exclusive Consulting and Service Agreement between the WFOE and the VIE, the WFOE has the exclusive right to provide services to the VIE related to the VIE’s and the VIE’s subsidiaries’ business, including but not limited to the development, manufacturing and sales of intelligent aerial vehicles. In return, the VIE agrees to pay a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. The Exclusive Consulting and Service Agreement is valid for 10 years and renewable at the WFOE’s option. This agreement can be terminated by the WFOE with 30 days notice at any time but cannot be terminated by the VIE unless the WFOE is found to be in gross negligence.

Share Pledge Agreements

Pursuant to the Share Pledge Agreements entered into amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE in favor of the WFOE to secure the VIE and their obligations under the various contractual agreements, including the Exclusive Consulting and Service Agreements and Exclusive Option Agreements described above. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Share Pledge Agreements, the WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE. The Share Pledge Agreements will remain effective until all the contractual obligations have been satisfied in full under all the agreements mentioned above. In February 2019, the Company has completed the registration of the share pledge with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.

Commitment Letter

Pursuant to the Commitment Letter, the WFOE irrevocably and unconditionally commits to execute its rights and obligations under the Power of Attorney and Shareholders Voting Proxy under the instruction of the Company. In addition, the Company is obligated and undertakes to provide unlimited financial support to the VIE, to the extent permissible under applicable PRC laws and regulations.

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the WFOE, the VIE and the subsidiaries of the VIE are in compliance with applicable PRC laws and regulations, (ii) such Contractual Agreements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement, and will not result in any violation of PRC laws or regulations currently in effect.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and basis of presentation (Continued)

Commitment Letter (Continued)

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of their current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

The following financial statement balances and amounts of the Group’s VIE and the VIE’s subsidiaries were included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	11,637	20,140	2,929
Short-term investments	20,000	—	—
Accounts receivable, net	1,866	2,372	345
Cost and estimated earnings in excess of billings	—	18,411	2,678
Inventories	296	11	2
Amount due from the Company’s subsidiaries	20,907	4,754	691
Prepayments and other current assets	5,935	7,061	1,027

Total current assets	60,641	52,749	7,672

Non-current assets:
Property, plant and equipment, net	10,286	9,129	1,328
Intangible assets, net	295	210	31
Long-term investment	—	138	20
Deferred tax assets	—	135	20
Other non-current assets	—	272	39

Total non-current assets	10,581	9,884	1,438

Total assets	71,222	62,633	9,110

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and basis of presentation (Continued)

Commitment Letter (Continued)

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES
Current liabilities:
Short-term bank loan	—	5,000	727
Accounts payable	4,865	7,812	1,136
Customer advances	954	1,186	172
Accrued expenses and current liabilities	6,121	9,705	1,412
Amounts due to the Company and its subsidiaries	129,311	85,602	12,450

Total current liabilities	141,251	109,305	15,897

Total liabilities	141,251	109,305	15,897

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Net revenues	23,726	63,437	9,227
Net loss	(14,506)	(10,645)	(1,548)
Net cash provided by/(used in) operating activities	20,125	(17,901)	(2,603)
Net cash (used in)/provided by investing activities	(26,358)	17,404	2,531
Net cash provided by financing activities	—	9,000	1,309
Net (decrease)/increase in cash and cash equivalents	(6,233)	8,503	1,237

Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIE and VIE’s subsidiaries during the years presented.

The revenue-producing assets that are held by the VIE and its subsidiaries comprise mainly of permits, domain names, IP rights, operating licenses, intangible assets and fixed assets. The VIE and its subsidiaries contributed an aggregate of 74.9% and 95.4% of the Group’s consolidated revenues for the years ended December 31, 2017 and 2018, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 21). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

On October 2, 2017, EHang GMBH I.G (“EHang Germany), a subsidiary of EHang, Inc. (“EHang US”), officially filed a petition for bankruptcy and it was deconsolidated during the year ended December 31, 2017. Further, on December 29, 2017, EHang US officially filed a petition for bankruptcy under Chapter 7 of the bankruptcy code and it was deconsolidated during the year ended December 31, 2017 (Note 4).

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE, for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIE and the subsidiaries of the VIE have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but not limited to expected total costs of revenue contracts accounted for under the percentage-of-completion method, allowance for doubtful accounts, useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, fair value of share-based awards and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency

The functional currency of the Company, Ehfly, and EHang Investment HK Limited (“EHang HK”) is the United States dollar (“US$”). The functional currency of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ deficits.

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC 320 (“ASC 320”), Investments — Debt and Equity Securities. Interest income is included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

(h)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(i)	Cost and estimated earnings in excess of billings

Design and construction of customized command-and-control center contracts generally extend over longer periods of time and revenue is recognized using the percentage-of-completion method using the cost-to-cost method. The Group’s right to receive payments depends on its performance in accordance with the contractual agreements. Billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are five milestones: 1) signing of the contract, 2) delivery and acceptance of hardware, 3) completion of software integration into hardware and the related testing, 4) delivery and acceptance of a completed command-and-control center, and 5) expiration of the one year warranty period. The amounts to be billed at each milestone are specified in the contract. The length of each interval between two continuous billings under a command-and-control center contract varies depending on the duration of the contract and the last billing to be issued for the contract is scheduled at the end of a warranty period.

Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. The carrying value of the Group’s costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Group recognizes an allowance for doubtful accounts on costs and estimated earnings in excess of billings when it is probable that it will not collect the amount and writes off any balances in the period when deemed uncollectible. The Group periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Group does not require collateral from its customers and does not charge interest for late payments by its customers.

As of December 31, 2018, costs and estimated earnings in excess of billings represent revenue in excess of billings on two completed command-and-control centers. The Group determined that no allowance for doubtful accounts was considered necessary because the customers for these two projects are city

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Cost and estimated earnings in excess of billings (Continued)

governments who have the financial capacity to pay and the Group expects to receive acceptance of the delivered completed command-and-control centers.

(j)	Inventories

Inventories are comprised of raw materials and finished goods. The Group’s raw materials consist of accessories and spare parts used to produce the aerial vehicles and finished goods consist of the aerial vehicles. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method, and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, to record the decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. The Group started to phase out their consumer drone business in late 2016, resulting in significant provisions being recorded for the consumer drone inventories in both 2017 and 2018.

(k)	Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Office equipment	5 years	5%
Machinery and electronic equipment	3-10 years	5%
Transportation equipment	4 years	5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property, plant and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction-in-progress.

Construction-in-progress is transferred to specific property, plant and equipment accounts and commences depreciation when these assets are ready for their intended use.

(l)	Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Impairment of long-lived assets other than goodwill (Continued)

based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the long-lived assets or asset group, when the market prices are not readily available.

For all periods presented, there was no impairment of any of the Group’s long-lived assets.

(m)	Long-term investments

The Group’s long-term investments consist of a cost method investment and an equity method investment.

As of December 31, 2017 and 2018, the cost method investment of the Group is RMB2,919 and RMB2,919 (US$425), respectively (Note 14). During 2018, the Group acquired a 20% equity interest of Ehang (Guangzhou) Chuanyue Biotechnology Co., Ltd. The Group has significant influence over the investee and accounts for such investment as an equity method investment.

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss.

The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as goodwill included in long-term investments on the consolidated balance sheets. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

For all periods presented, there was no impairment of the Group’s long-term investments.

(n)	Fair value measurements of financial instruments

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable and payable, short-term loans, loans from third parties, convertible preferred shares and redeemable convertible preferred shares. Other than the convertible preferred shares and redeemable convertible preferred shares, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The convertible preferred shares and redeemable convertible preferred shares were initially recorded at fair value. The Group recognizes changes in the redemption value

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Fair value measurements of financial instruments (Continued)

immediately as they occur and adjusts the carrying value of the redeemable convertible preferred shares to equal the redemption value at the end of each reporting period.

The Group applies ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(o)	Revenue recognition

The Group’s revenues are primarily derived from sale of Autonomous Aerial Vehicles (“AAVs”) and related commercial solutions, mainly including air mobility solutions, smart city management solutions, and aerial media solutions. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or the good is delivered and collectability of the related fee is reasonably assured under ASC 605-10 (“ASC 605-10”), Revenue Recognition: Overall. Revenues are presented net of taxes collected on behalf of the government. The Group does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. Such costs were not significant for the years ended December 31, 2017 and 2018.

Air mobility solutions

The Group recognizes passenger-grade AAVs sales based on firm customer orders with fixed terms and conditions, including price, net of discounts, if any. The Group recognizes revenue when delivery has occurred and collectability is determined to be reasonably assured. The Group determined that delivery has occurred when the goods are delivered to the customers and the Group receives acknowledgement receipts. The Group further determined that collectability is reasonably assured by performing an assessment of credibility of its customers based on their past payment records or operating results, if applicable. The Group does not provide its customer with any price protection and only provides the right of return for defective goods in connection with its warranty policy.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Revenue recognition (Continued)

Smart city management solutions

Revenues generated from designing, building, and delivering customized integrated command-and-control centers are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building and delivering customized integrated command-and-control centers are legally enforceable and binding agreements between the Group and customers. The duration of contracts depends on the contract size and ranges from six months to one year, excluding the warranty period.

In accordance with ASC 605-35 (“ASC 605-35”), Revenue Recognition — Construction-Type and Production-Type Contracts, recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage-of-completion) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the command-and-control center contract. Revisions in the estimated total costs of command-and-control center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Group reviews and updates the estimated total costs of command-and-control center contracts periodically. The Group accounts for revisions to contract revenue and estimated total costs of command-and-control center contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers.

Aerial media solutions

The Group generates revenue by providing aerial media performance services which allow multiple smart control-based drones to demonstrate and transform their formation to display diversified messages and images in specific airspace, that is tailor made based on different branding or advertising requirements. The Group uses self-produced drones and customizes the fleet formation performances based on customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered.

Others

The Group generates other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized when the consumer drones are delivered and the title and risk of the drones have been transferred to the customers. The Group started to phase out the consumer drone business in late 2016.

(p)	Cost of revenue

Cost of revenue consists primarily of aerial vehicle material and manufacturing costs, construction costs of smart city management solutions, depreciation, rental fees, payroll and related costs of operations.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB5,441 and RMB903 (US$131) for the years ended December 31, 2017 and 2018, respectively.

(r)	Research and development expenses

Research and development expenses include payroll, employee benefits, and other operating expenses such as rent, depreciation and other related expenses.

The Group capitalizes costs to develop or obtain internal-use software and costs of significant upgrades and enhancements resulting in additional functionality of internal-use software in accordance with ASC 350-40 (“ASC 350-40”), Internal-Use Software. Costs incurred for internally developed internal-use software used for a particular research and development project are expensed as incurred, regardless of whether the software has alternative future uses. Costs incurred for maintenance, training, and minor modifications or enhancements are also expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the estimated useful life of the applicable software. Capitalized software development costs have not been material for the periods presented.

The Group also incurs cost to develop software embedded in its products. The software components cannot function or be sold separately from the AAV as a whole. The Group accounts for costs incurred in the development of software embedded in its products in accordance with ASC 985-20 (“ASC 985-20”), Costs of Software to be Sold, Leased, or Marketed. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. No software development costs have been capitalized for the periods presented as technological feasibility has not been established. As of December 31, 2018, the Group does not have a detail program design and has not developed working models that are operative versions in the same software language as the products to be ultimately marketed, performs all the major functions planned for the products and is ready for initial customer testing.

(s)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor and lease of any capital lease agreement for any of the periods presented.

Leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space and employee accommodation under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of operating nature with no further conditions to be met are recorded in “other operating income” when received. The government subsidies with certain operating conditions are recorded as “deferred government subsidies” on the consolidated balance sheet when received and are recorded as operating income when the conditions are met.

(u)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

(v)	Share-based compensation

The Group applies ASC 718 (“ASC 718”), Compensation — Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards granted to employees are restricted share units (“RSUs”) and classified as equity awards.

The Group has elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. The Group, with the assistance of an independent third party valuation firm, determined the grant date fair value of the RSUs using an income approach. The Group early adopted Accounting Standard Update (“ASU”) ASU 2016-09 — Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. There was no material cumulative-effect adjustment to the opening accumulated deficit.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(w)	Employee benefit expenses

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB5,093 and RMB7,486 (US$1,089) for the years ended December 31, 2017 and 2018, respectively.

(x)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

(y)	Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Preferred Shares (Note 18) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s Preferred Shares using the if-converted method, and ordinary shares issuable upon the vesting of the RSUs, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(z)	Unaudited pro forma shareholders’ equity and loss per share

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, all of the outstanding Preferred Shares of the Company as of December 31, 2018 will automatically be converted into

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Unaudited pro forma shareholders’ equity and loss per share (Continued)

37,868,704 ordinary shares upon the completion of a Qualified Initial Public Offering (the “Qualified IPO”). Unaudited pro forma shareholders’ equity as of December 31, 2018, reflecting the reclassification of all the Preferred Shares from mezzanine equity to shareholders’ equity, is shown in the unaudited pro forma consolidated balance sheet.

The unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2018, and assumes the automatic conversion of all of the Preferred Shares into ordinary shares upon the closing of the Qualified IPO, as if it had occurred on January 1, 2018.

(aa)	Segment reporting

In accordance with ASC 280 (“ASC 280”), Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer as the CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group’s long-lived assets are substantially all located in the PRC.

The following table presents revenue by customer incorporation location for the years ended December 31, 2017 and 2018, respectively:

	For the year ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
PRC	23,762	75%	66,465	9,667	100%
United States	6,656	21%	—	—	—
Other	1,277	4%	22	3	—

Total net revenues	31,695	100%	66,487	9,670	100%

(ab)	Collaborative arrangement

In April 2016, the Group entered into a development and purchase collaborative arrangement with a U.S. biotechnology company (“Biotech Customer”) to design, develop, test-run and manufacture an organ transport e-helicopter system, which includes an operational interface with air traffic control, associated customized passenger-grade AAVs and recharging infrastructure. The Biotech Customer is responsible for obtaining the approvals of the Federal Aviation Administration (“FAA”) and the Food and Drug Administration (“FDA”) relating to the import and operations of the AAV products. Upon the Group’s achievement of agreed-upon milestones in the agreement, Biotech Customer will make investments of US$14,000 and payments totaling US$36,000. As of December 31, 2018, none of the milestones have been achieved. The agreement may be terminated at Biotech Customer’s discretion upon written notice.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ab)	Collaborative arrangement (Continued)

As part of the same arrangement, the Group may sell 1,000 units of customized AAVs conforming to the functional specifications by the Biotech Customer according to a 15-year delivery schedule subject to subsequent purchase amendments. Purchase orders are conditional on the Group achieving a number of performance milestones and the Biotech Customer obtaining required approvals from the FAA and FDA for the internal testing of the AAVs. In December 2018, two amendment contracts were signed to specify the delivery of five units of AAVs and related supporting services in partial satisfaction of the original agreement. As of December 31, 2018, none of the ordered products or services have been delivered.

(ac)	Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition period. However, this election will not apply should the Group cease to be classified as an EGC.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for the Group for annual reporting periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. In March 2017, the FASB issued ASU 2017-08, Revenue from Contracts with Customers — Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2017, the FASB issued ASU 2017-10, Revenue from Contracts with Customers — Identifying Performance Obligations and Licensing, which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2017, the FASB issued ASU 2017-12, Revenue from Contracts with Customers — Narrow-Scope Improvements and Practical Expedients, which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective dates for these amendments are the same as the effective date of ASU 2014-09. Early adoption is permitted, and the standard permits the use of either the retrospective or cumulative effect transition method. The Group does not plan to early adopt the standard and amendments and is in the process of developing a plan for evaluating the impact of adoption of these guidance on its consolidated financial statements, including the selection of the adoption method, the identification of differences, if any, from the application of the standard, and the impact of such differences, if any, on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ac)	Recent accounting pronouncements (Continued)

result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. ASU 2016-01 is effective for the Group for annual reporting periods beginning January 1, 2019, and interim periods within fiscal years beginning January 1, 2020. Early adoption is permitted no earlier than the fiscal year beginning January 1, 2018 including interim periods within that year. The Group does not plan to early adopt ASU 2016-01 and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-02 and is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for the Group for annual reporting periods beginning January 1, 2021, and interim periods within fiscal years beginning January 1, 2022. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after January 1, 2019, including interim periods within those fiscal years. The Group does not plan to early adopt ASU 2016-13 and is evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 (“ASU 2016-15”), Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. In November 2016, the FASB issued ASU 2016-18 (“ASU 2016-18”), Statements of Cash Flow (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ac)	Recent accounting pronouncements (Continued)

described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amount shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for the Group for annual reporting periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. Early adoption is permitted, including adoption in an interim period. The Group does not plan to early adopt ASU 2016-15 and ASU 2016-18 and is evaluating the impacts that these standards will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01 (“ASU 2017-01”), Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. ASU 2017-01 is effective for the Group for annual reporting periods beginning January 1, 2021 and interim periods within annual periods beginning January 1, 2020, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not plan to early adopt ASU 2017-01 and does not expect the impact that this standard will have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11 (“ASU 2017-11”), Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. These amendments simplify the accounting for certain financial instruments with down round features. The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity. The amendments in Part I of this Update are effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group does not plan to early adopt ASU 2017-11 and does not expect the impact that this standard will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning January 1, 2020, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ac)	Recent accounting pronouncements (Continued)

presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.	Concentration of Risks

(a)	Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. As of December 31, 2017 and 2018, the aggregate amount of cash and cash equivalents and short-term investments of RMB61,330 and RMB35,783 (US$5,205), respectively, were held at major financial institutions located in the PRC, and RMB39,125 and RMB25,736 (US$3,743), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

(b)	Business economic risk

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for products and services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group’s business could also be impacted by trade tariffs or other trade barriers arising from security-related concerns. The European Union has already imposed tariffs on imports of AAVs originating from the PRC, and the United States may in the future impose tariffs or other restrictions on the importation of products related to the Group’s business. If these trade relations with China continue to worsen, the Group may encounter difficulty in exporting the Group’s products, and its business, financial condition, results of operations and prospects may be materially and adversely affected.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(c)	Business supplier risk

The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. No suppliers accounted for 10% or more of the Group’s total costs for the years ended December 31, 2017 and 2018.

(d)	Customer risk

The success of the Group’s business going forward will rely in part on Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. External customers with 10% or more of the Group’s revenues are:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Customer
A	4,218	*	*
B	3,302	*	*
C	*	20,246	2,945
D	*	8,775	1,276
E	*	7,925	1,153
F	*	7,113	1,034

*	less than 10% of total revenues of the Group

As of December 31, 2017, accounts receivable, net of allowances, from two customers amounted to RMB4,959, accounting for 79% of the Group’s total balance. As of December 31, 2018, accounts receivable, net of allowances, from two customers amounted to RMB1,874 (US$ 273), accounting for 74% of the Group’s total balance. No other customer accounted for 10% or more of the Group’s total accounts receivable, net of allowances, as of December 31, 2017 and 2018.

(e)	Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(f)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(f)	Foreign currency exchange rate risk (Continued)

US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s loss and shareholders’ deficits in U.S. dollars.

4.	Deconsolidation of EHang US and EHang Germany in 2017

EHang US and EHang Germany were established as the distribution arms of the Group for the US and Europe, and in 2014 and 2015, respectively. The Group decided to exit the consumer drone market in these countries in late 2016. As a result, EHang GmbH filed for bankruptcy in October 2017 and EHang US filed for Chapter 7 bankruptcy in December 2017. A deconsolidation loss of RMB45 was recognized in “other income/(expense)” for the year ended December 31, 2017. The disposal of EHang US and EHang Germany did not meet the definition of a discontinued operation per ASC Subtopic 205-20, Presentation of Financial Statements — Discontinued Operations, as the divestiture did not represent a shift in strategy nor had a major impact to the Group’s operation and financial results.

5.	Short-term Investments

The Group’s short-term investments consisted of financial products purchased from commercial banks and other financial institutions at floating rates with maturities of less than one year.

For the years ended December 31, 2017 and 2018, the Company recognized interest income from short-term investments of RMB56 and RMB872 (US$127) in the consolidated statements of comprehensive loss, respectively.

6.	Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	6,372	2,930	426
Allowance for doubtful accounts	(124)	(392)	(57)

	6,248	2,538	369

The movements in the allowance for doubtful accounts were:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of the year	—	(124)	(18)
Additional provision charged to expense	(124)	(268)	(39)

Balance at the end of the year	(124)	(392)	(57)

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

7.	Cost and estimated earnings in excess of billings

	As of December 31,
	2017	2018
	RMB	RMB	US$
Contracts costs incurred plus estimated earnings	—	28,797	4,189
Less: Progress billings	—	(10,386)	(1,511)

	—	18,411	2,678

8.	Inventories

Inventories consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Raw materials	22,680	19,707	2,866
Finished goods	15,908	16,691	2,428

Inventories, total	38,588	36,398	5,294
Inventories provision	(37,190)	(32,481)	(4,724)

Inventories, net	1,398	3,917	570

9.	Prepayments and other current assets

Prepayments and other current assets consisted of the followings:

	As of December 31,
	2017	2018
	RMB	RMB	US$
VAT prepayments	12,711	4,823	701
Staff advances	2,041	2,894	421
Advance to suppliers	4,750	3,940	573
Others	2,749	3,712	539

	22,251	15,369	2,234

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.	Property, Plant and Equipment, Net

	As of December 31,
	2017	2018
	RMB	RMB	US$
Office equipment	1,053	1,350	196
Machinery and electronic equipment	8,124	9,111	1,325
Transportation equipment	865	2,193	319
Leasehold improvements	13,536	14,516	2,112
Construction in progress	3,356	4,364	635

	26,934	31,534	4,587
Less: accumulated depreciation	(7,438)	(12,476)	(1,815)

	19,496	19,058	2,772

For the years ended December 31, 2017 and 2018, the Group recorded depreciation expense of RMB4,292 and RMB5,446 (US$792), respectively.

11.	Short-Term Bank Loan

A RMB5,000 (US$727) short-term bank loan was borrowed from China Construction Bank with annual interest rate of 5.87% which will mature in March 2019.

The bank loan is guaranteed by the Company’s director Mr. Huazhi Hu and his spouse. In March 2019, the bank loan was fully repaid upon maturity.

In March 2019, the Group signed a new bank loan agreement for RMB5,000 (US$727) from China Construction Bank with annual interest rate of 4.79%, which will mature in March 2020.

12.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Loans from third parties	—	7,257	1,055
Payroll and welfare payables	9,118	15,338	2,232
Other taxes payable	1,346	463	67
Payables for service fee	4,290	4,478	651
Warranties	1,024	85	12
Payables to suppliers	2,142	3,576	520

	17,920	31,197	4,537

In March 2018, the Group borrowed loans from third parties with an aggregate principal of RMB10,000 (US$1,454). These loans are repayable on demand and are interest-bearing at market rates. In December 2018, the Group repaid RMB3,000 (US$436) principal amount of these loans.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.	Revenues

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Revenues — Products
Smart city management solutions	1,229	30,455	4,429
Air mobility solutions	—	2,122	309
Others	12,269	1,648	240

Subtotal — Products	13,498	34,225	4,978

Revenues — Services
Aerial media solutions	18,197	31,275	4,549
Air mobility solutions	—	987	143

Subtotal — Services	18,197	32,262	4,692

Total Revenues	31,695	66,487	9,670

14.	Other income

In 2017, the Group provided facilitating services to a third party to acquire a land use right from the Guangzhou City government. In exchange for such services, the Group received a cash consideration of RMB41,117 and 5% equity interests in a corporation, the sole asset of which was the aforementioned land use right. The Group recorded a gain of RMB44,036 representing the cash consideration and the fair value of the equity interests received at RMB2,919 in “Other income” in its consolidated statement of comprehensive loss for the year ended December 31, 2017. The Group accounts for the 5% equity interest as a cost method investment.

15.	Share-based compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan that was approved by the Board of Directors on December 23, 2016 (the “Share Incentive Plan”). Under the Share Incentive Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.

The Company granted a total of 7,207,335 RSUs to the Group’s employees under the Share Incentive Plan in 2016 and no awards were subsequently granted in 2017 and 2018. The RSUs are subject to service conditions and vest over a four-year period starting from an individual’s employment date.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Share-based compensation (Continued)

The following table summarizes the Company’s RSUs activity under the Share Incentive Plan:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$)	(Years)
Unvested, January 1, 2018	3,197,626	2.0941	1.63
Granted	—	—
Vested	1,640,450	2.0941
Forfeited	—	—

Unvested, December 31, 2018	1,557,176	2.0941	0.65

The fair value of the RSUs is derived from the fair value of the Company’s ordinary shares on the date of grant. The total fair values of RSUs vested during the years ended December 31, 2017 and 2018 were RMB 32,164 and RMB 22,300 (US$3,243), respectively. Total share-based compensation expense capitalized to inventory was not material for any of the periods presented.

As of December 31, 2018, there was RMB12,763 (US$1,856) of unrecognized share-based compensation expenses related to the RSUs which is expected to be recognized over a weighted average vesting period of 0.65 years. Total unrecognized compensation cost may be adjusted for future changes when actual forfeitures incurred.

Total share-based compensation expenses relating to the RSUs recognized for the years ended December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Cost of revenues	1,024	707	103
Sales and marketing expenses	2,851	1,932	281
General and administrative expenses	16,400	11,606	1,688
Research and development expenses	11,889	8,055	1,171

	32,164	22,300	3,243

16.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

Hong Kong

EHfly and EHang HK are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (Continued)

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for certain entities eligible for preferential tax rates.

In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. EHang Intelligent obtained HNTE certificate in December, 2017 which will be expired in December, 2020; EHang GZ obtained HNTE certificate in November, 2016 which will be expired in November, 2019; EHang Egret GD obtained HNTE certificate in November, 2018 which will be expired in November, 2021. EHang Egret GD qualified as a HNTE and enjoyed a preferential tax rate of 15% for the year ended December 31, 2018.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Non-PRC	(42,087)	(24,348)	(3,541)
PRC	(39,304)	(56,039)	(8,152)

	(81,391)	(80,387)	(11,693)

Income tax expense (benefit) comprises of:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Non-PRC	4,892	211	31
PRC	292	(135)	(20)

	5,184	76	11

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (Continued)

The reconciliations of the income tax expenses for the years ended December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Loss before income tax expense	(81,391)	(80,387)	(11,693)
PRC statutory tax rate	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(20,348)	(20,097)	(2,923)
Effect of different tax rates in different jurisdictions	2,026	5,258	765
Non-deductible expenses	145	2,471	359
Statutory expense	1,922	—	—
Deemed sales and cost	28	11	2
Research and development expenses	(7,507)	(8,400)	(1,222)
Effect on adoption of preferential tax rate	—	(346)	(50)
Changes in tax rate in measurement of deferred tax	—	92	13
Unrecognized tax benefit	4,892	—	—
Change in valuation allowance	24,026	21,087	3,067

Income tax expenses	5,184	76	11

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for inventory	8,951	7,743	1,126
Welfare payables	1,040	1,378	200
Provision for allowance for doubtful accounts	73	131	19
Accrued expenses and other liabilities	451	879	128
Deferred government subsidies	95	75	11
Advertising cost	49	—	—
Tax losses	47,050	68,725	9,996
Less: valuation allowance	(57,709)	(78,796)	(11,460)

Deferred tax assets, net	—	135	20

Non-current deferred tax liabilities
Unrealized gain on long-term investment	292	292	42

Deferred tax liabilities	292	292	42

The Group operates through several subsidiaries, the VIE and the subsidiaries of the VIE. Valuation allowance is considered for each of the entities on an individual basis.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (Continued)

temporary differences and tax loss or credit carry forwards. As of December 31, 2017 and 2018, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative loss position.

As of December 31, 2017 and 2018, the Group had deductible tax losses of RMB159,668 and RMB246,882 (US$35,907) and derived from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC will begin to expire in 2019, if not utilized.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and the subsidiaries of the VIE located in the PRC. As of December 31, 2017 and 2018, the total amount of undistributed earnings from these entities is nil and no withholding tax has been accrued.

Unrecognized Tax Benefit

As of December 31, 2017 and 2018, there is no change of unrecognized tax benefit amounting to RMB4,892 (US$712). The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third party buyer. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

As of December 31, 2017, the unrecognized tax benefit of RMB4,892, if ultimately recognized, will impact the effective tax rate. The Group did not record any significant interest and penalties related to an uncertain tax position for the year ended December 31, 2017 and 2018. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the year	—	(4,892)	(712)
Increase	(4,892)	—	—

Balance at end of the year	(4,892)	(4,892)	(712)

For the years ended December 31, 2017 and 2018, no interest expense was accrued in relation to the unrecognized tax benefit. Accumulated interest expenses recorded in unrecognized tax benefit were nil and nil as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, the tax years ended December 31, 2014 through year ended as of the reporting dates for the WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

17.	Related Party Transactions

In April 2018, The Group entered into an interest-free short-term loan agreement with a company controlled by the Group’s founder and director, Mr. Huazhi Hu, with a principal amount of RMB425 (US$62). The loan was repaid in full by Mr. Huazhi Hu in January 2019.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares

The following table summarizes the issuances of the convertible and redeemable convertible preferred shares outstanding as of December 31, 2018:

Name	Issuance Date	Original Issuance Price per Share	Number of Shares
Series Seed 1 preferred shares	March 23, 2015	$0.1670	7,281,000
Series Seed 2 preferred shares	March 23, 2015	$0.0560	7,281,000
Series Seed 3 preferred shares	March 23, 2015	$0.2792	1,456,200
Series A preferred shares	March 23, 2015	$1.0038	6,375,657
Series A preferred shares	August 19, 2015	$1.0038	1,743,375
Series B preferred shares	August 21, 2015	$3.6339	9,218,756
Series B preferred shares	November 20, 2015	$3.6339	1,651,121
Series B preferred shares	February 23, 2016	$3.6339	302,414
Series C preferred shares	December 27, 2016	$5.8853	1,699,139
Series C preferred shares	June 5, 2017	$5.8853	517,691
Series C preferred shares	September 20, 2017	$5.8853	342,351

Series Seed 1, Series Seed 2 and Series Seed 3 preferred shares are collectively referred to as the “Series Seed Convertible Preferred Shares”. Series A, Series B and Series C preferred shares are collectively referred to as the “Redeemable Convertible Preferred Shares”, and collectively with the Series Seed Convertible Preferred Shares, the “Preferred Shares”.

The significant terms of the Preferred Shares are summarized as follows:

Dividends

Each holder of the Redeemable Convertible Preferred Shares shall be entitled to receive dividends at the rate of eight percent (8%) per annum as and if declared by the Board of Directors in preference and priority (“Preferential Dividends”) to the Series Seed Convertible Preferred Shares and ordinary shares. After payment of the Preferential Dividends, each shareholder of the Company shall be entitled to receive dividends payable in cash out of any remaining funds that are legally available therefore, on parity with each other on an as-converted basis, when, as and if declared by the Board of Directors.

For the years ended December 31, 2017 and 2018, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

Conversion Rights

Each holder of the Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares.

The Preferred Shares are automatically convertible into ordinary shares upon the earlier of (1) closing of a Qualified IPO, based on the applicable then-effective conversion price or (2) election in writing by the approval of the holders of at least a majority of the then outstanding Preferred Shares, which shall include the majority of the then outstanding Series A preferred shares, the majority of the then outstanding Series B preferred shares and the majority of the then outstanding Series C preferred shares.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares (Continued)

Conversion Rights (Continued)

The initial conversion price is the stated issuance price of each series of the Preferred Shares, i.e., on a one-for-one basis. Such conversion prices are subject to adjustments in the event that the Company issues additional ordinary shares or additional deemed ordinary shares through options or convertible instruments for a consideration per share received by the Company less than the original respective conversion prices, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events. As of December 31, 2018, no adjustment has been made to the conversion price.

Voting Rights

Each Preferred Share carries the number of votes equal to the number of ordinary shares into which such Preferred Share could be converted. Unless otherwise required by the Company’s Amended and Restated Memorandum and Articles of Association whereby the Preferred Shares shall vote as a separate class, the preferred shareholders shall vote together with ordinary shareholders as a single class on all matters subject to such votes.

Redemption Rights

If a Qualified IPO does not occur on or before July 30, 2019 (the “Redemption Start Date”), then subject to the exercise or waiver of redemption rights by all of the holders of Redeemable Convertible Preferred Shares, the Redeemable Convertible Preferred Shares at any time after the Redemption Start Date, shall be redeemable a price equal to (i) one hundred percent (100%) of the original issuance price, plus (ii) any declared but unpaid dividend, plus (iii) accrued interest at an interest rate of ten percent (10%) per annum compounded annually commencing from the original issuance date of each Redeemable Convertible Preferred Share.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Group or any deemed liquidation event as defined in the Company’s Amended and Restated Memorandum and Articles of Association, the assets of the Group available for distribution shall be made as follows:

•

The holders of Series C preferred shares are entitled to receive an amount equal to 150% of the original issuance price plus all declared but unpaid dividends and distributions (the “Series C Preferred Share Preference Amount”), in preference to all other classes or series of preferred shares and the ordinary shareholders of the Company;

•

After the full Series C Preferred Share Preference Amount on all Series C preferred shares then outstanding has been paid, the holders of Series B preferred shares are entitled to receive an amount equal to 150% of the original issuance price plus all declared but unpaid dividends and distributions (the “Series B Preferred Share Preference Amount”), in preference to any distribution to the holders of the Series A preferred shares, Series Seed preferred shares and the ordinary shareholders of the Company;

•

After the full Series B Preferred Share Preference Amount on all Series B preferred shares then outstanding has been paid, the holders of Series A preferred shares are entitled to receive an amount equal to 150% of the original issuance price plus all declared but unpaid dividends and

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares (Continued)

Liquidation Preference (Continued)

distributions (the “Series A Preferred Share Preference Amount”), in preference to any distribution to the holders of the Series Seed preferred shares and the ordinary shareholders of the Company;

•

After the full Series A Preferred Share Preference Amount on all Series A preferred shares then outstanding has been paid, the holders of Series Seed preferred shares are entitled to receive an amount equal to 100% of the original issuance price plus all declared but unpaid dividends and distributions (the “Series Seed Preferred Share Preference Amount”), in preference to any distribution to the holders of the ordinary shareholders of the Company; and

•

After the full Series Seed Preferred Share Preference Amount on all Series Seed preferred shares then outstanding has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the then outstanding Redeemable Convertible Preferred Shares on an as-converted basis, together with the holders of the then outstanding ordinary shares.

If, upon any such liquidation, the assets of the Group are insufficient to make payment of the liquidation preference related to any series of preferred shares, the remaining assets and funds of the Group available for distribution shall be distributed ratably amongst the holders of that series of preferred shares in proportion to the full amounts to which they would otherwise be entitled to. The liquidation preference amount for the Preferred Shares was US$97,744 in aggregate as of December 31, 2018.

Deemed Liquidation

Any sale of shares, merger, consolidation or other similar transaction involving the Group in which its shareholders do not retain a majority of the voting power in the surviving or resulting entity, or a sale of all or substantially all the Company’s assets, shall be deemed a liquidation, dissolution or winding up of the Group (“Deemed Liquidation”), such that the liquidation preference shall apply as if all consideration received by the Company and its shareholders in connection with such event were being distributed in a liquidation of the Group. The Series Seed Convertible Preferred Shares are not redeemable except in the event of Deemed Liquidation, which permits the holders to receive the Seed Preferred Share Preference Amount as defined above.

Registration Rights

The Redeemable Convertible Preferred Shares also contain registration rights which: (1) allow the holders of such shares to demand the Company to file a registration statement covering the offer and sale of the ordinary shares issuable or issued upon conversion of the Redeemable Convertible Preferred Shares at any time or from time to time after the earlier of (i) the third anniversary after the closing of the Series C Preferred Shares and (ii) six months following the effectiveness of a registration statement for a Qualified IPO; (2) require the Company to offer the Redeemable Convertible Preferred Shareholders an opportunity to include in a registration statement if the Company proposes to file a registration statement for a public offering of securities of the Company; (3) allow the Redeemable Convertible Preferred Shareholders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3. The Company is required to use commercially reasonable efforts to effects the registration if requested by the Redeemable Convertible Preferred Shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance if the Company made commercially reasonable efforts to effect registration nor any requirement to pay any monetary or non-monetary consideration for non-performance.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares (Continued)

Accounting for the Preferred Shares

The Redeemable Convertible Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company while the Series Seed Convertible Preferred Shares are also classified as mezzanine equity as they may be redeemed upon a deemed liquidation event.

The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Group evaluated the embedded conversion options in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host equity instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and the contingent registration rights of the Redeemable Convertible Preferred Shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There are no embedded derivatives that are required to be bifurcated.

The initial carrying amounts of the Preferred Shares are the fair value at the time of closing, less issuance costs.

Beneficial conversion features (“BCF”) exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares. The Group determined the fair value of ordinary shares with the assistance of an independent third party valuation firm. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No BCF or contingent BCF was recognized for any of the Preferred Shares issued during the years presented.

Though not currently redeemable, the Redeemable Convertible Preferred Shares will become redeemable solely based on the passage of time should the contingent events not occur. Therefore, the Group elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of such preferred shares to equal the redemption value at the end of each reporting period as if it were also the redemption date. The Group has not accreted the Series Seed Convertible Preferred Shares to liquidation value as a Deemed Liquidation event was not considered probable as of the end of each period presented.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares (Continued)

There were no movements in the carrying value of the Preferred Shares during the presented periods, except for the Series C Preferred Shares as follows:

Mezzanine equity	Series C preferred shares
RMB
Balance as of January 1, 2017	88,926
Issuance	34,073
Accretion to redemption value	7,566

Balance as of December 31, 2017	130,565

19.	Fair Value Measurements

Assets measured or disclosed at fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 31, 2017 using
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments	39,000	—	—	39,000

Total assets measured at fair value	39,000	—	—	39,000

There were no assets or liabilities measured at a recurring or non-recurring basis as of December 31, 2018. The Group measures certain financial and non-financial assets, including long-term investments and long-lived assets, at fair value on a nonrecurring basis when impairment charges are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Group recognized an impairment charge on a film investment as a passive investor of RMB8,000 (US$1,164) for the year ended December 31, 2018. No impairment of other financial and non-financial assets was recorded in any of the periods presented.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Numerator:
Net loss attributable to Ehang Holdings Limited	(87,433)	(79,113)	(11,508)
Accretion to redemption value of Redeemable Convertible Preferred Shares	(7,566)	—	—

Net loss attributable to ordinary shareholders	(94,999)	(79,113)	(11,508)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding — basic and diluted	56,792	56,792	56,792

Loss per share — basic and diluted	(1.67)	(1.39)	(0.20)

The potentially dilutive securities such as the Preferred Shares and RSUs were not included in the calculation of diluted loss per share because of their anti-dilutive effect.

The unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2018, and assumes the automatic conversion of all the Company’s Preferred Shares into 37,868,704 ordinary shares upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2018.

The unaudited basic and diluted pro forma loss per share are calculated as follows:

	For the year ended December 31,
	2018	2018
	RMB	US$
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(79,113)	(11,508)

Denominator (in thousands of shares):
Weighted average number of shares used in calculating net loss per ordinary share — basic and diluted	56,792	56,792
Add: adjustment to reflect assumed effect of automatic conversion of Preferred Shares to ordinary shares	37,869	37,869

Pro forma weighted average numbers of shares outstanding — basic and diluted	94,661	94,661

Pro forma loss per share — basic and diluted	(0.84)	(0.12)

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary, the VIE and subsidiary of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiary of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiary of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2017 and 2018, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC Subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2017 and 2018, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB100,145 and RMB204,485 (US$29,741), respectively.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Commitments and Contingencies

(a) Operating lease commitments

The Group leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2018:

	RMB	US$
2019	7,479	1,088
2020	4,217	613
2021	557	81
2022	579	84
2023 and thereafter	198	29

Total	13,030	1,895

Total rental expenses for all operating leases amounted to RMB9,753 and RMB9,492 (US$1,381), for the years ended December 31, 2017 and 2018, respectively.

(b) Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

23.	Subsequent Event

On February 1, 2019, the Company entered into a Series C preferred share purchase agreement to issue 1,189,397 convertible redeemable Series C preferred shares for an aggregate cash consideration of US$7,000. On February 12, 2019, the Company reserved and issued 1,189,397 Series C Preferred Shares.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	18,763	6,248	909

Total current assets	18,763	6,248	909

Non-current assets
Investments in subsidiaries, the VIE and subsidiaries of the VIE	96,170	53,627	7,800

Total non-current assets	96,170	53,627	7,800

Total assets	114,933	59,875	8,709

LIABILITIES
Current liabilities
Accrued expenses and other liabilities	649	681	99

Total current liabilities	649	681	99

Total liabilities	649	681	99

MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Mezzanine equity:
Series Seed 1 convertible preferred shares (US$0.0001 par value; 7,281,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	10,008	10,008	1,456
Series Seed 2 convertible preferred shares (US$0.0001 par value; 7,281,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	9,606	9,606	1,397
Series Seed 3 convertible preferred shares (US$0.0001 par value; 1,456,200 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	2,037	2,037	296
Series A redeemable convertible preferred shares (US$0.0001 par value; 8,119,032 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	76,166	76,166	11,078
Series B redeemable convertible preferred shares (US$0.0001 par value; 12,152,247 shares authorized, 11,172,291 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	376,359	376,359	54,739
Series C redeemable convertible preferred shares, (US$0.0001 par value; 22,552,207 shares authorized, 2,559,181 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	130,565	130,565	18,990

Total mezzanine equity	604,741	604,741	87,956

Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 441,158,314 shares authorized; 56,791,800 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	35	35	5
Additional paid-in capital	66,860	89,160	12,968
Statutory reserves	145	485	71
Accumulated other comprehensive income	7,126	8,849	1,287
Accumulated deficit	(564,623)	(644,076)	(93,677)

Total shareholders’ deficit	(490,457)	(545,547)	(79,346)

Total liabilities, mezzanine equity and shareholders’ deficit	114,933	59,875	8,709

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.	Condensed Financial Information of the Company (Continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
General and administrative expenses	(897)	(740)	(108)

Total operating expenses	(897)	(740)	(108)

Operating loss	(897)	(740)	(108)

Interest income	10	2	—
Share of losses from subsidiaries, the VIE and subsidiaries of the VIE	(86,546)	(78,375)	(11,400)

Net loss	(87,433)	(79,113)	(11,508)

Accretion to redemption value of redeemable convertible preferred shares	(7,566)	—	—

Net loss attributable to the Company’s ordinary shareholders	(94,999)	(79,113)	(11,508)

Other comprehensive income
Foreign currency translation adjustments, net of tax of nil	6,494	1,723	251

Other comprehensive income, net of tax	6,494	1,723	251

Comprehensive loss attributable to the Company’s ordinary shareholders	(88,505)	(77,390)	(11,257)

Condensed statements of cash flows

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Net cash used in operating activities	(887)	(738)	(108)
Net cash generated from financing activities	34,300	—	—
Net cash used in investing activities	(91,453)	(11,777)	(1,712)

Net decrease in cash and cash equivalents	(58,040)	(12,515)	(1,820)
Cash and cash equivalents at beginning of the year	76,803	18,763	2,729

Cash and cash equivalents at end of the year	18,763	6,248	909

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company.

The parent company records its investment in its subsidiary, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries, the VIE and subsidiaries of the VIE”, and their respective loss as “Share of losses from subsidiaries, the VIE and subsidiaries of the VIE” on the condensed statements of comprehensive loss.

The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Series C preferred shares
Lung Biotechnology PBC	December 27, 2016	1,699,139	US$10,000,000.53
Dragon Chariot Limited	June 5, 2017	517,691	US$3,046,784.44
Dragon Chariot Limited	September 20, 2017	342,351	US$2,014,849.98
United Therapeutics Corporation	February 11, 2019	1,189,397	US$7,000,000

Restricted Share Units
Certain directors, officers and employees	August 1, 2015 – December 19, 2016	7,207,335	Past and future services to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EHang Holdings Limited

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to the closing of this offering)

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4*	Second Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated December 27, 2016

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Allbright Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	2015 Share Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4*	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated January 29, 2016

10.5*	English translation of the Amendment Agreement to Shareholders Voting Proxy Agreement and Power of Attorney among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated November 30, 2018

10.6*	English translation of the Share Pledge Agreement among EHang Intelligent and shareholders of EHang GZ dated January 29, 2016

10.7*	English translation of the Amendment to Share Pledge Agreement among EHang Intelligent and shareholders of EHang GZ dated February 22, 2019

10.8*	English translation of the Exclusive Consulting and Services Agreement between EHang Intelligent and EHang GZ dated January 29, 2016

10.9*	English translation of the Amendment to Exclusive Consulting and Services Agreement between EHang Intelligent and EHang GZ dated November 30, 2018

10.10*	English translation of the Exclusive Option Agreements among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated January 29, 2016

10.11*	English translation of the Amendment Agreement to Exclusive Option Agreements among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated November 30, 2018

Exhibit Number	Description of Document

10.12*	English translation of the Amendment Two to Exclusive Option Agreements among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated June 6, 2019

10.13*	English translation of the Loan Agreement among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated February 22, 2019

10.14*	Series B Preferred Shares Purchase Agreement among the Registrant and other parties dated February 23, 2016

10.15*	Series C Preferred Shares Purchase Agreement among the Registrant and other parties dated December 26, 2016

10.16*	Amendment to Series C Preferred Shares Purchase Agreement among the Registrant and other parties dated May 25, 2017

10.17*	Second Amendment to Series C Preferred Shares Purchase Agreement among the Registrant and other parties dated September 4, 2017

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Allbright Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Allbright Law Offices regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on             , 2019.

EHANG HOLDINGS LIMITED

By:
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Huazhi Hu and Richard Jian Liu as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

, 2019
Huazhi Hu	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

, 2019
Derrick Yifang Xiong	Director

, 2019
Shang-Wen Hsiao	Director

, 2019
Jenny Hongwei Lee	Director

Signature	Title	Date

, 2019
Haoxiang Hou	Director

, 2019
Richard Jian Liu	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of EHang Holdings Limited has signed this registration statement or amendment thereto in New York on             , 2019.

Authorized U.S. Representative

By:
Name:
Title: